Exhibit 2.2

Execution Version

STOCK AND ASSET PURCHASE AGREEMENT

by and between

THE ADVISORY BOARD COMPANY,

AVATAR HOLDCO, LLC

and

AVATAR PURCHASER, INC.

Dated as of August 28, 2017

Exhibits

Exhibit A	– Form of Access License Agreement
Exhibit B	– Form of Assignment and Assumption Agreement
Exhibit C	– Form of Patent Assignment
Exhibit D	– Form of Trademark Assignment

Disclosure Letters

Seller Disclosure Letter

Section 1.04	– Certain Closing Deliveries
Section 2.01	– Transferred Assets
Section 2.02	– Excluded Seller Assets
Section 3.02	– Education Subsidiaries
Section 3.05	– No Conflicts; Consents
Section 3.06	– Financial Statements
Section 3.07	– Absence of Certain Changes
Section 3.08	– Taxes
Section 3.09	– Employee Benefits
Section 3.11	– Litigation
Section 3.12	– Compliance with Applicable Laws
Section 3.14	– Material Contracts
Section 3.16	– Real Property
Section 3.17	– Sufficiency of Assets; Title to Assets
Section 3.18	– Intellectual Property
Section 3.22	– Brokers’ Fees and Expenses
Section 5.01	– Conduct of Business
Section 5.17	– Headquarters
Section 5.23	– Business Cash Forecast
Section 10.17	– Definitions

Purchaser Disclosure Letter

Section 4.08	– Brokers’ Fees and Expenses
Section 10.17	– Definitions

STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of August 28, 2017, is by and among The Advisory Board Company, a Delaware corporation (the “Seller”), Avatar Holdco, LLC, a Delaware limited liability company (“Parent”), and Avatar Purchaser, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser” and, together with Parent, the “Purchaser Group”). Each of the Seller, Parent and the Purchaser are referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Seller owns all of the issued and outstanding common stock, par value $0.01 per share (the “Education Stock”), of Royall Acquisition Co., a Delaware corporation (“Education Topco”);

WHEREAS, Education Topco directly or indirectly owns all of the issued and outstanding equity interests in Royall & Company Holding, Inc., a Delaware corporation, Royall & Company, a Virginia corporation, and Advancement Services, Inc., a Virginia corporation (collectively, the “Education Subsidiaries” and, together with Education Topco, the “Education Entities”);

WHEREAS, the Seller and the Education Entities own and operate the Business;

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Seller desires to sell the Education Stock and the Transferred Assets to the Purchaser, and the Purchaser desires to purchase the Education Stock and the Transferred Assets from the Seller and assume the Assumed Liabilities;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Seller and the Purchaser are entering into a (a) Transition Services Agreement, dated as of the date of this Agreement (the “Transition Services Agreement”), (b) an Employee Matters Agreement, dated as of the date of this Agreement (the “Employee Matters Agreement”), (c) a term sheet, dated as of the date of this Agreement (the “Headquarters Lease Term Sheet”), and (d) a Cross-License Agreement, dated as of the date of this Agreement (the “Cross License Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Seller, the Purchaser Group and Avatar Topco, LLC, a Delaware limited liability company, are entering into a Non-Competition and Non-Solicitation Agreement, dated as of the date of this Agreement (the “Non-Competition and Non-Solicitation Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Seller, OptumInsight, Inc., a Delaware corporation (“Health Care Buyer”), and Apollo Merger Sub, Inc., a Delaware corporation (“Health Care Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (as it may be amended from time to time, the “Health Care Merger Agreement” and, together with the other documents and agreements entered into or to be entered in connection with the Health Care Merger Agreement (other than this Agreement and the Ancillary Agreements), the “Health Care Transaction

Documents”), pursuant to which, among other things, upon the terms and subject to the conditions set forth in the Health Care Merger Agreement, Health Care Merger Sub shall merge with and into the Seller (the “Merger”), with the Seller continuing as the surviving corporation in such merger (the “Surviving Corporation”) and each share of then outstanding Seller Common Stock (except as provided in the Health Care Merger Agreement) shall be converted into the right to receive cash in the amount per share of Seller Common Stock specified in the Health Care Merger Agreement (together with the other transactions contemplated by the Health Care Merger Agreement (other than the transactions contemplated by this Agreement), the “Health Care Transaction”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material condition and inducement to the Seller’s willingness to enter into this Agreement, the Purchaser Group has delivered (a) a limited guaranty (the “Guaranty”) from Vista Equity Partners VI, L.P., a Delaware limited partnership (the “Guarantor”), in favor of the Seller and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of the Purchaser Group in connection with this Agreement and (b) a commitment letter between Parent and the Guarantor, pursuant to which the Guarantor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein (the “Equity Commitment Letter”).

NOW, THEREFORE, in consideration of the foregoing Recitals and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound by this Agreement, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.01 Purchase and Sale; Assumption of Liabilities.

(a) At and effective as of the Closing, the Seller shall sell, assign, transfer, convey and deliver (“Transfer”) to the Purchaser, and the Purchaser shall purchase, assume and accept from the Seller, (i) the Education Stock, free and clear of all Liens thereon (except for Liens under applicable securities Laws) and (ii) all of the Seller’s right, title and interest in and to and the Transferred Assets, free and clear of all Liens thereon (except for Permitted Liens), (other than any Consent Required Contract subject to Section 2.05 or any Consent Required Shared Contract subject to Section 2.06).

(b) At and effective as of the Closing, Parent shall assume, agree to pay, perform, fulfill and discharge when due in accordance with their terms the Assumed Liabilities.

Section 1.02 Purchase Price.

(a) The aggregate purchase price for the Education Stock and the Transferred Assets (the “Purchase Price”), which is payable as set forth in this Agreement, is the sum of (a) an amount in cash equal to the Cash Consideration Amount, plus (b) the assumption of the Assumed Liabilities. No later than two (2) Business Days prior to the Closing Date, the Seller shall deliver a written statement (the “Payment Statement”), together with all supporting calculations, and any supporting information reasonably requested by the Purchaser (provided that no such requests shall delay the Closing), to the Purchaser setting forth (i) the Cash Consideration Amount, (ii) the Seller’s good-faith best estimate of the Transaction Expenses (the “Transaction Expense Amount”), the Closing Date Indebtedness (the “Closing Date Indebtedness Amount”), the Closing Date Current Taxes (the “Closing Date Current Taxes Amount”) and the Assumed Equity Amount (the “Assumed Equity Closing Amount”) and (iii) the Seller’s good-faith estimate of the Pre-Closing Business Cash Adjustment, including the Seller’s good-faith estimates of the components thereof (the “Estimated Pre-Closing Business Cash Adjustment”), in each case, calculated in accordance with this Agreement. In connection with the preparation of the Payment Statement, including the components thereof, the Seller shall consult with and reasonably consider any comments from Health Care Buyer. Notwithstanding anything to the contrary in this Agreement, except with respect to Taxes, which shall be governed exclusively by Article IX, the Purchaser shall not assume, pay or discharge any Liability with respect to any of the Excluded Liabilities, each of which will be paid, performed and discharged when due by the Seller or one of its Affiliates (other than, from and after the Closing, the Education Entities).

(b) At the Closing, the Purchaser shall pay to the Seller an amount in cash equal to the Estimated Cash Consideration Amount by wire transfer of immediately available funds to an account designated in the Payment Statement.

Section 1.03 The Closing. The Parties shall consummate the transactions contemplated by Section 1.01 (such consummation, the “Closing”) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 1440 New York Ave. NW, Washington, DC 20005, at 10:00 a.m. Washington, DC time on a date that is as soon as practicable, and in any event no later than the second (2nd) Business Day, after the satisfaction or waiver of the conditions to the Closing set forth in Article VII (except for those conditions to the Closing that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) unless another time, date or place is mutually agreed to in writing by the Parties; provided that in no event shall the Purchaser Group be obligated to consummate the Closing until the earlier of (a) the second (2nd) Business Day immediately following the day on which the Marketing Period expires and (b) if the Purchaser shall have provided no less than two (2) Business Days’ prior written notice to the Seller specifying a Closing Date prior to the Business Day specified in foregoing clause (a) (a “Closing Date Notice”), on the Business Day specified in such Closing Date Notice, subject to the satisfaction or waiver of all conditions to be satisfied at the Closing (provided that (i) any Closing Date Notice may be withdrawn on or prior to 5:00 p.m. Washington, DC time on the last Business Day preceding the Closing Date specified in such Closing Date Notice, and a new Closing Date Notice may be delivered specifying a later Closing Date to occur prior to the date set forth in the foregoing clause (a) on no less than two (2) Business Days’ prior written notice to the Seller and (ii) the Closing Date specified in any Closing Date Notice may be conditioned upon the simultaneous completion of the Debt Financing, provided, further, that, if such Debt Financing is not completed for any reason at any time, such Closing Date Notice shall automatically be deemed withdrawn) (the earlier of the dates in the foregoing clauses (a) and (b), the “Inside Date”). For purposes of this Agreement, “Closing Date” means the date on which the Closing occurs.

Section 1.04 Certain Closing Deliveries.

(a) At the Closing, the Seller shall deliver the following to the Purchaser Group:

(i) the delivery set forth in Section 1.04(a)(i) of the Seller Disclosure Letter, duly executed by the Seller;

(ii) the Assignment and Assumption Agreement and Bill of Sale, duly executed by the Seller;

(iii) the Intellectual Property Assignments, duly executed by the Seller;

(iv) certificates evidencing the Education Stock, duly endorsed in blank (or with stock powers in form and substance reasonably satisfactory to Parent, acting in good faith, duly executed by the Seller), free and clear of all Liens (except for Liens under applicable securities Laws);

(v) a certificate of non-foreign status, dated as of the Closing Date and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, certifying that the Seller is not a disregarded entity and not a “foreign person” as defined in Section 1445 of the Code;

(vi) the certificate required to be delivered pursuant to Section 6.03(d); and

(vii) evidence, reasonably acceptable to the Purchaser of the release of the Liens set forth in Section 1.04(a)(vii) of the Seller Disclosure Letter.

(b) At the Closing, the Purchaser Group shall deliver the following to the Seller:

(i) the delivery set forth in Section 1.04(a)(i) of the Seller Disclosure Letter, duly executed by the Purchaser;

(ii) the Assignment and Assumption Agreement and Bill of Sale, duly executed by the Purchaser;

(iii) the Intellectual Property Assignments, duly executed by the Purchaser;

(iv) the payment required by Section 1.02(b); and

(v) the certificate required to be delivered pursuant to Section 6.02(c).

Section 1.05 Purchase Price Allocation.

(a) Not later than (i) if the Closing occurs prior to November 1, 2017, ninety (90) days after the Closing Date or (ii) if the Closing occurs on or after November 1, 2017, one-hundred and twenty (120) days after the Closing Date, the Seller shall provide the Purchaser with an allocation of the Purchase Price (plus the Assumed Liabilities and any other Liabilities deemed assumed by the Purchaser for U.S. federal income Tax purposes) among the Education Stock and the Transferred Assets as of the Closing Date in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (the “Purchase Price Allocation”). The Purchase Price Allocation shall be subject to the review and approval of the Purchaser (which approval shall not be unreasonably withheld, denied, conditioned or delayed) in accordance with Section 1.05(b). Notwithstanding anything to the contrary contained in this Section 1.05, the Parties agree that $910,000,000 shall be allocated to the Education Stock, which amount, for the avoidance of doubt, shall not be adjusted.

(b) If the Purchaser provides no comments with respect to the Purchase Price Allocation by written notice to the Seller within thirty (30) days after receipt by the Purchaser of the Purchase Price Allocation, then the Purchase Price Allocation shall be deemed final, binding and conclusive for all purposes of this Agreement. If the Purchaser provides any comments with respect to the Purchase Price Allocation by written notice to the Seller within thirty (30) days after receipt by the Purchaser of the Purchase Price Allocation, and sets forth in such written notice the disputed item or items and the basis for its objection in reasonable detail, then the Seller and the Purchaser shall negotiate in good faith to resolve any such dispute for a period of thirty (30) days thereafter. If, within thirty (30) days of the Seller’s receipt of a valid written notice of objection to the Purchase Price Allocation, the Purchaser and the Seller have not reached an agreement regarding the disputed item or items specified in such written notice, the dispute shall be presented (at the expiration of such thirty (30) day period) to the Accountant. The Purchaser and the Seller each agree to enter into an engagement letter with the Accountant containing customary terms and conditions for this type of engagement. The Purchaser and the Seller shall use their respective commercially reasonable efforts to cooperate with and provide information and documentation, including work papers (entering into a customary confidentiality and release agreement with respect thereto), to assist the Accountant. Any such information or documentation provided by any Party to the Accountant shall be concurrently delivered to the other Party, subject, in the case of independent accountant work papers, to such other Party entering into a customary confidentiality and release agreement with respect thereto. Neither the Purchaser nor the Seller shall disclose to the Accountant, and the Accountant shall not consider for any purposes, any settlement discussions or settlement offers made by any of the Parties with respect to any Disputed Item. The Accountant shall deliver to the Purchaser and the Seller a written determination of any Disputed Item within thirty (30) days of submission of the dispute to the Accountant, which determination shall be final, binding and conclusive on the Parties. For the avoidance of doubt, the written determination delivered by the Accountant shall in no way alter the amount allocated to the Education Stock set forth in Section 1.05(a). The fees and expenses of the Accountant incurred in connection with the resolution of any dispute under this Section 1.05(b) shall be borne pro rata as between the Seller, on the one hand, and the Purchaser, on the other hand, in proportion to the final allocation made by such Accountant weighted in relation to the claims made by the Seller and the Purchaser, such that the prevailing party pays the lesser proportion of such fees, costs and expenses.

(c) If the Purchase Price is adjusted after the date of this Agreement pursuant to Section 8.04(h), then appropriate adjustments shall be made to the Purchase Price Allocation.

(d) The Seller and the Purchaser shall, and shall cause their respective Affiliates to, (i) timely file with each relevant Taxing Authority all forms and Tax Returns required to be filed in connection with the Purchase Price Allocation (as adjusted pursuant to Section 1.05(b) or Section 1.05(c), as applicable), (ii) be bound by the Purchase Price Allocation for the purpose of determining Taxes, (iii) prepare and file, or cause to be prepared and filed, their Tax Returns on a basis consistent with the Purchase Price Allocation, and (iv) not take any position, or cause or permit their respective Affiliates to take any position, inconsistent with the Purchase Price Allocation on any Tax Return, in any audit or proceeding before any Taxing Authority, in any report made for Tax purposes or otherwise; provided, however, that notwithstanding anything in this Section 1.05 to the contrary, the Parties shall be permitted to take a position inconsistent with the Purchase Price Allocation if required to do so by a “determination” within the meaning of Section 1313 of the Code.

Section 1.06 Post-Closing Adjustment.

(a) No later than ninety (90) days following the Closing, the Purchaser shall deliver to the Seller a written statement (the “Closing Statement”) setting forth a calculation of (i) Business EBITDA for the Interim Cash Period (“Actual Closing EBITDA”), (ii) Cash Over Revenue Amount for the Interim Cash Period (the “Actual Closing Cash Over Revenue”), (iii) the Business Capital Expenditures for the Interim Cash Period (the “Actual Business Capital Expenditures”), (iv) the Allocated Business Expenses Amount for the Interim Cash Period (the “Actual Allocated Business Expenses Amount”), (v) the Accrued and Unpaid Education Bonuses for the Interim Cash Period (the “Actual Accrued and Unpaid Education Bonuses”), (vi) the Education Entities Pre-Closing Cash (the “Actual Education Entities Pre-Closing Cash”) and (vii) the resulting calculations of Pre-Closing Business Cash (the “Actual Pre-Closing Business Cash”) and the Pre-Closing Business Cash Adjustment (the “Actual Pre-Closing Business Cash Adjustment”), each as calculated in accordance with the methodology set forth in the Business Cash Forecast but replacing the forecasted amounts with the actual amounts as of 11:59 p.m. Washington, DC time on the day prior to the Closing Date based on the unaudited financial statements for the Interim Cash Period. For the avoidance of doubt, the Purchaser’s failure to timely deliver the Closing Statement shall not result in the Estimated Pre-Closing Business Cash Adjustment, including the components thereof, set forth in the Payment Statement becoming final and binding.

(b) No later than thirty (30) days following delivery by the Purchaser of the Closing Statement, the Seller shall notify Purchaser in writing whether it accepts or disputes the accuracy of the Closing Statement. If the Seller accepts the Closing Statement or fails to notify Purchaser of any dispute with respect thereto, then the calculation of Actual Closing EBITDA, Actual Closing Cash Over Revenue, Actual Business Capital Expenditures, Actual Allocated Business Expenses Amount, Actual Accrued and Unpaid Education Bonuses, Actual Education Entities Pre-Closing Cash, Actual Pre-Closing Business Cash and the Actual Pre-Closing Business Cash Adjustment shall be deemed final and conclusive and binding upon all parties in all respects. If the Seller disputes the accuracy of the Closing Statement or any component thereof, the Seller shall provide written notice to the Purchaser no later than thirty days following the delivery by Purchaser to the Seller of the Closing Statement (the “Dispute Notice”), setting forth in reasonable detail those items that the Seller disputes. During the thirty (30) day period following delivery of a Dispute Notice, the parties shall negotiate in good faith with a view to resolving their disagreements. If the parties fail to resolve their differences over the disputed items within such 30 day period, then the Purchaser and the Seller shall forthwith jointly request that a nationally recognized independent public accounting firm as shall be mutually agreed by Purchaser and the Seller (the “Accounting Arbitrator”), which Accounting Arbitrator shall have no more than thirty (30) days from the date of referral and no more than ten (10) Business Days from the final submission of information by Purchaser and the Seller within which to render its written decision with respect to the disputed items; provided that, in resolving any item that remains in dispute, the Accounting Arbitrator may not assign a value to any such item greater than the maximum value or less than the minimum value for each such item claimed by Seller in the Payment Statement or by Purchaser in the Closing Statement, as applicable. The decision of the Accounting Arbitrator shall be deemed final and binding upon the parties, absent manifest error. The fees and expenses of the Accounting Arbitrator shall be allocated to be paid by Purchaser, on the one hand, and the Seller, on the other, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party, as determined by the Accounting Arbitrator.

(c) Each of the Seller and the Health Care Buyer shall use commercially reasonable efforts, upon reasonable advance notice by the Purchaser or any Education Entity and during normal business hours, to cooperate with the Purchaser Group, the Education Entities, and their respective Representatives’ (at the Purchaser’s sole cost and expense) reasonable requests for assistance in preparing the Closing Statement.

(d) If the Actual Pre-Closing Business Cash Adjustment exceeds the Estimated Pre-Closing Business Cash Adjustment, the Seller shall promptly pay an amount equal to such excess to the Purchaser. If the Actual Pre-Closing Business Cash Adjustment is less than the Estimated Pre-Closing Business Cash Adjustment, the Purchaser shall promptly pay an amount equal to such difference to the Seller. Any payments made by the Purchaser or the Seller pursuant to this Section 1.06 shall be made by wire transfer of immediately available funds to the accounts designated by the Purchaser or the Seller, as applicable.

ARTICLE II

ASSETS AND LIABILITIES

Section 2.01 Transferred Assets. As used in this Agreement, “Transferred Assets” means, except as otherwise provided in this Agreement, the Employee Matters Agreement or the Transition Services Agreement, all of the following assets, properties and rights, as the same shall exist at the Closing, owned, leased, held or licensed by the Seller and its Subsidiaries and all right, title and interests of the Seller and its Subsidiaries (other than an Education Entity) in, to and under:

(a) all Permits primarily related to the ownership or operation of the Business to the extent the transfer thereof to the Purchaser is not prohibited by applicable Law (the “Transferable Permits”);

(b) the following:

(i) the membership and customer agreements primarily related to the ownership or operation of the Business, including the membership and customer agreements entered into by and between the Seller or an Education Entity and the members and customers listed in Section 2.01(b)(i) of the Seller Disclosure Letter (the “Education Membership Agreements”);

(ii) all of the Contracts relating to the acquisition of the Education Entities and the other Contracts set forth in Section 2.01(b)(ii) of the Seller Disclosure Letter (the “Prior Education Acquisition Agreements”);

(iii) the Claims, rights and benefits primarily related to the ownership or operation of the Business in the Contracts (including any purchase or work orders thereunder) set forth in Section 2.01(b)(iii) of the Seller Disclosure Letter (the “Shared Contracts”); provided that, as set forth in the Assignment and Assumption Agreement, such Shared Contracts shall be only partially Transferred to the Purchaser such that the Seller (or its applicable Subsidiary) and the Purchaser shall remain parties thereto and beneficiaries thereof;

(iv) the Business Real Property Leases set forth in Section 2.01(b)(iv) of the Seller Disclosure Letter (the “Transferred Leases”);

(v) the Contracts set forth in Section 2.01(b)(v) of the Seller Disclosure Letter (the “Transferred IT Systems Contracts”); and

(vi) any other Contract with a Third Party that is primarily related to the ownership or operation of the Business (each, an “Other Assigned Contract” and, together with the Contracts set forth in the foregoing clauses (i)–(v), the “Transferred Contracts”), including the Contracts set forth in Section 2.01(b)(vi) of the Seller Disclosure Letter, which Contracts represent all of the material Other Assigned Contracts;

(c) all accounts receivable and notes receivable to the extent primarily related to the ownership or operation of the Business;

(d) all expenses that have been prepaid by the Seller or any of its Subsidiaries to the extent primarily related to the ownership or operation of the Business, including lease and rental payments;

(e) all insurance proceeds, net of any retrospective premiums, deductibles, retention or similar amounts, arising out of or related to damage, destruction or loss of any Transferred Assets or Education Entities Assets (or assets existing as of the date of this Agreement that would have been Transferred Assets or Education Entities Assets but for the occurrence of the event giving rise to the insurance proceeds) to the extent of any damage or destruction that remains unrepaired or to the extent any property or asset remains unreplaced at the Closing (such insurance proceeds, “Post-Signing Insurance Proceeds”);

(f) any and all documents, instruments, papers, books, records, books of account, files and tangible or electronic embodiments of data (including customer and supplier lists and repair and performance records), telephone numbers and fax numbers, catalogs, brochures, sales literature, promotional materials, certificates and other documents to the extent primarily related to the ownership or operation of the Business and in the possession of the Seller, other than (i) for the avoidance of doubt, any books, records or other materials that may be located in a facility of the Business to the extent not primarily related to the ownership or operation of the Business and (ii) any documents, instruments, papers, books, records, books of account, files and tangible, electronic embodiments of data (including customer and supplier lists and repair and performance records), telephone numbers and fax numbers, catalogs, brochures, sales literature, promotional materials, certificates and other documents not permitted to be transferred to the Purchaser by applicable Law and (iii) except as otherwise provided in Section 2.01(m) or Article IX, any Tax Returns or Tax records (collectively, the “Books and Records”); provided that the Seller shall be permitted to keep (1) one (1) copy of any Books and Records to the extent required by applicable Law to demonstrate compliance with applicable Law and (2) any Books and Records in the form of the so-called “back-up” electronic tapes in the ordinary course of business;

(g) copies of personnel records and other records relating to any present Education Employees, Education Independent Contractors or Education Personnel or any Former Education Service Provider, including files and records relating to skill and development training, biographies, seniority histories, salary and benefits, Occupational, Safety and Health Administration reports (or the equivalent), active medical restriction forms, fitness for duty and disciplinary actions), in each case, to the extent the Transfer thereof is permitted by applicable Law;

(h) all of the Seller’s right, title and interest in and to any Intellectual Property owned by Seller to the extent (i) primarily related to the ownership or operation of the Business or (ii) set forth in Section 2.01(h) of the Seller Disclosure Letter, together with all of the Seller’s goodwill associated with any of the foregoing under (i) and (ii), all of the Seller’s rights to collect royalties, products and proceeds in connection with any of the foregoing, all of the Seller’s Claims against Third Parties for past, present and future infringement, misappropriation or dilution of any of the foregoing, or other conflict therewith, and all of the Seller’s rights to recover damages or lost profits in connection with any of the foregoing (collectively, the “Assigned IP”);

(i) all of the Seller’s right, title and interest in and to any Business Data that is primarily related to the ownership or operation of the Business (the “Assigned Business Data”);

(j) all goodwill of the Seller to the extent generated by or associated with the ownership or operation of the Business;

(k) except for IT Assets, which are addressed by Section 2.01(l), all tangible assets to the extent primarily related to the ownership or operation of the Business, including the tangible assets set forth in Section 2.01(k) of the Seller Disclosure Letter;

(l) all IT Assets to the extent (i) primarily related to the ownership or operation of the Business or (ii) set forth in Section 2.01(l)(ii) of the Seller Disclosure Letter (the “Assigned IT Assets”), in each case, subject to the Seller’s rights under the Transition Services Agreement;

(m) subject to Article IX, all Tax Returns of the Education Entities and any Non-Income Tax Returns (or portions thereof) filed with respect to, or related to the Transferred Assets, the Assumed Liabilities or the Business (and all books and records, including note papers and work papers, solely related thereto); provided that the Seller shall be permitted to keep (1) one (1) copy of any such Tax Return to the extent required by applicable Law to demonstrate compliance with applicable Law and (2) any such Tax Returns in the form of the so-called “back-up” electronic tapes in the ordinary course of business;

(n) all Claims, defenses, rights of recovery against any Third Parties (i) to the extent arising out of or primarily relating to any of the Assumed Liabilities and (ii) to the extent primarily related to the ownership or operation of the Business;

(o) all files related to any Transferred Assets or any Assumed Liability (but excluding any Tax Returns or Tax books and records, including note papers and works papers related thereto, which shall be governed by Section 2.01(m)); and

(p) all other assets, properties and rights of the Seller not set forth in Section 2.01(a)–(n) to the extent such assets, properties or rights are primarily related to the ownership or operation of the Business;

provided, however, that none of the foregoing assets, properties or rights shall be considered Transferred Assets to the extent that they are (1) Excluded Assets or (2) owned by any Education Entity. A single asset may fall within more than one of Section 2.01(a)–(p), and such fact does not imply that (A) such asset shall be transferred more than once or (B) any duplication of such asset is required;

Section 2.02 Excluded Seller Assets. Notwithstanding any provision to the contrary in Section 2.01, and except as otherwise provided in the Employee Matters Agreement and the Transition Services Agreement, the Seller shall retain all of its right, title and interest in and to, and shall not, and shall not be deemed to, Transfer to the Purchaser, and the Transferred Assets shall not, and shall not be deemed to, include any of the following assets, properties and rights of the Seller or its Subsidiaries (other than the Education Entities) (all such retained assets, properties and rights, the “Excluded Seller Assets” and, together with the Excluded Education Assets, the “Excluded Assets”):

(a) other than the Education Entities Pre-Closing Cash, all cash and cash equivalents of the Seller and its Subsidiaries, including deposits with utilities, insurance companies and other Persons (other than to the extent included as a Transferred Asset under Section 2.01(d));

(b) all right, title and interest to any distributions or dividends from any Education Entity with a record date at or prior to the Closing;

(c) all accounts receivable or notes receivable to the extent not primarily related to the Business;

(d) all notes receivable or similar claims or rights (whether or not billed or accrued and however documented) of the Business from any Health Care Entity relating to or arising out of the financing of the Business or the transfer of cash to or from the Business (but excluding, for the avoidance of doubt, any Pre-Closing Business Cash);

(e) all of the Health Care Entities’ checkbooks, canceled checks, bank deposits (but excluding any such bank deposits constituting Pre-Closing Business Cash);

(f) any capital stock of any Person (other than an Education Entity) or any securities of any Person (other than an Education Entity) convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, such Person;

(g) all of the Seller’s or its Subsidiaries’ right, title and interest in and to any Claims against Third Parties to the extent primarily arising out of or primarily relating to the Excluded Assets or the Excluded Liabilities;

(h) all of the Seller’s or its Subsidiaries’ right, title and interest in and to any insurance policy, including any refunds thereunder or reserve premiums attributable thereto, maintained by the Seller or any of its Subsidiaries (other than (i) any insurance policy maintained solely by one (1) or more Education Entities and (ii) the right of the Purchaser to any Post-Signing Insurance Proceeds);

(i) all Intellectual Property other than the Assigned IP;

(j) all Business Data other than the Assigned Business Data;

(k) all of the Seller’s or its Subsidiaries’ right, title and interest in and to (i) any Trademark of any Subsidiaries of the Seller (other than any Education Entity) set forth in Section 2.02(k) of the Seller Disclosure Letter, and any Trademark comprised or derived from or confusingly similar to any of the foregoing and (ii) the reputation or goodwill of the Seller or any of its Subsidiaries associated with any of the foregoing (collectively, the “Seller Names and Marks”);

(l) all of the Seller’s or its Subsidiaries’ right, title and interest in and to any properties or assets privileged under the attorney-client privilege, the attorney work-product privilege or any other self-auditing privilege or policy from a Governmental Authority, to the extent not primarily related to the Business or retained by the Seller pursuant to Section 10.14;

(m) except as otherwise provided in Section 2.01(f) and Section 2.01(m), all of the Seller’s books and records related to the Business which form part of the general ledger of the Seller or its Subsidiaries, including the Seller’s and its Subsidiaries’ corporate or organizational books and records (including minute books), Tax Returns, financial and other accounting records (including records relating to Taxes of the Seller) necessary for the preparation of financial statements, Tax Returns or government-required Filings;

(n) except as otherwise provided in Section 2.01(g), personnel records and other records and all files and records relating to any present, former or future director, officer or employee of the Seller or its Subsidiaries (including files and records relating to skill and development training, biographies, seniority histories, salary and benefits, Occupational, Safety and Health Administration reports (or the equivalent), active medical restriction forms, fitness for duty and disciplinary actions);

(o) all IT Assets other than Assigned IT Assets (subject to the Purchaser’s rights under the Transition Services Agreement);

(p) all of the Seller’s or its Subsidiaries’ right, title and interest in and to (1) this Agreement, any Ancillary Agreement and the Health Care Transaction Documents and (2) the Seller Debt Facility Agreements;

(q) subject to the Access License Agreement and the Headquarters Agreements, as applicable, all leases and subleases to which the Seller or any Health Care Entity is a party, and all of the Claims, rights and benefits thereunder, except for the Transferred Leases;

(r) the assets of the Seller or its Subsidiaries set forth in Section 2.02(r) of the Seller Disclosure Letter;

(s) the sponsorship of, all assets under, or any other rights, title and interest in, to or under any Benefit Arrangement or other benefit or compensation plan, program, policy, agreement, Contract, or arrangement presently or formerly sponsored, maintained, or contributed to by the Seller or any of its Subsidiaries, or with respect to which the Seller and any of its Subsidiaries has any liability or obligation, except in each case other than any Education Plan, together with all funding arrangements thereto (including all trusts, insurance policies and administrative service contracts);

(t) all Tax assets (including any refunds, rebates or credits or similar benefits) of the Seller or its Subsidiaries (the allocation of which among the Parties shall be governed exclusively by Article IX);

(u) all other assets of the Seller or its Subsidiaries not specified above that do not constitute a right or interest in the Transferred Assets; and

(v) all other assets, properties and rights of the Seller or its Subsidiaries not set forth in Section 2.02(a)–(u) to the extent (i) not primarily related to the ownership or operation of the Business or (ii) expressly included as Transferred Assets pursuant to Section 2.02(a)–(t).

Section 2.03 Assumed Liabilities. As used in this Agreement, “Assumed Liabilities” means, except as otherwise provided in this Agreement, the Employee Matters Agreement or the Transition Services Agreement, each of the following Liabilities of the Seller and its Subsidiaries (including the Education Entities) that are primarily related to (i) the ownership or operation of the Business or (ii) the Transferred Assets, whether presently in existence or arising after the date of this Agreement, in each case, solely to the extent primarily related to (i) the ownership or operation of the Business or (ii) the Transferred Assets:

(a) all trade and other accounts payable and notes payable to the extent primarily related to the ownership or operation of the Business and all Liabilities reflected on or set forth in the Latest Pre-Tax Balance Sheet or the notes to the Financial Statements;

(b) all Liabilities arising under the Transferred Contracts, whether arising prior to, on or after the Closing and whether or not novated to the Purchaser or an Education Entity, including all Liabilities of the Health Care Entities under the Prior Education Acquisition Agreements;

(c) all Liabilities arising under the Transferable Permits, whether arising prior to, on or after the Closing Date;

(d) all obligations of the Purchaser or any Subsidiary of the Purchaser (including, from and after the Closing, the Education Entities) pursuant to the terms of this Agreement (including under Section 9.02) or in any Ancillary Agreement, including all Liabilities that are designated as “Assumed Liabilities” in the Employee Matters Agreement;

(e) all Liabilities relating to any Claim by a Third Party to the extent primarily related to the ownership or operation of the Business, the Transferred Assets or the other Assumed Liabilities;

(f) all Liabilities relating to warranties or similar obligations or services with respect to any product sold or services provided by the Business, whether arising prior to, on or after the Closing;

(g) all Education Environmental Liabilities;

(h) all Liabilities arising under or related to any Indebtedness or financing arrangement to be incurred or entered into by the Purchaser Group or its Subsidiaries (including, from and after the Closing, the Education Entities) at or in connection with the Closing (“Acquisition Financing Liabilities”);

(i) all Liabilities relating to or arising out of (i) the ownership, operation or control of the Business, any Education Entity or any successors to the Transferred Assets or Assumed Liabilities or (ii) the lease, use or occupancy of the Business Leased Property, including personal injury, wrongful death, economic loss or property damage claims, whether arising prior to, on or after the Closing; and

(j) all of the Liabilities of the Seller and its Subsidiaries (including the Education Entities) not set forth in Section 2.03(a)–(i) to the extent such Liabilities are primarily related to, or arise from, the ownership or operation of the Business or any Transferred Asset, whether presently in existing or arising after the date of this Agreement.

A single Liability may fall within more than one of Section 2.03(a)–(j), and such fact does not imply that (1) such Liability shall be transferred more than once or (2) any duplication of such Liability is required. Notwithstanding anything to the contrary in this Section 2.03, none of the items listed in Section 2.04(a)–(m) shall be Assumed Liabilities.

Section 2.04 Excluded Liabilities. As used in this Agreement, “Excluded Liabilities” means, except as otherwise provided in this Agreement, the Employee Matters Agreement or the Transition Services Agreement, (i) any and all Liabilities of the Education Entities or the Health Care Entities other than those expressly included in the definition of Assumed Liabilities and (ii) each of the following:

(a) all Liabilities to the extent arising from or related to the Excluded Assets;

(b) all Liabilities and obligations to the extent arising from or related to the ownership or operation by the Seller and its Subsidiaries (excluding the Education Entities) of any business other than the Business;

(c) all Liabilities to the extent arising out of any Indebtedness of the Seller and its Subsidiaries (including the Education Entities) (other than Acquisition Financing Liabilities and Indebtedness included in the Closing Date Indebtedness Amount to the extent such amounts reduce the Closing Cash Consideration);

(d) all Liabilities in respect of accounts payable and notes payable of the Business or an Education Entity to the extent a Health Care Entity is the obligee;

(e) all Transaction Expenses not paid at or prior to the Closing (other than Transaction Expenses included in the Transaction Expense Amount to the extent such amounts reduce the Closing Cash Consideration);

(f) all Tax Liabilities of the Seller or its Subsidiaries (the allocation of which among the Parties shall be governed exclusively by Article IX);

(g) all Liabilities relating to Transaction Litigation;

(h) all Liabilities that are designated as “Excluded Liabilities” in the Employee Matters Agreement;

(i) all Liabilities expressly retained or assumed by a Health Care Entity under any Ancillary Agreement;

(j) all Liabilities to the extent arising under the Health Insurance Portability and Accountability Act of 1996 and the regulations issued in connection therewith, as amended from time to time (other than any such Liabilities arising with respect to any present Education Employees, Education Independent Contractors or Education Personnel or any Former Education Service Provider);

(k) all Liabilities to the extent arising out of the January 2017 restructuring of the Health Care Entities;

(l) all Liabilities with respect to Apollo Stock Plans and the Apollo Equity Awards issued under such plans, including any payroll or other Taxes payable in connection thereof, other than or in excess of the Assumed Equity Amount; and

(m) all Liabilities related to the Shareholder Litigation.

Section 2.05 No Assignment.

(a) This Agreement shall not constitute an agreement to Transfer, and the Seller shall not be required to Transfer, to the Purchaser any Contract (other than a Shared Contract) (i) constituting a Transferred Asset, or any Claim, right or benefit arising thereunder or resulting therefrom, or to enter into any other Contract or arrangement with respect thereto, if an attempted Transfer thereof, or entering into any such Contract or arrangement, without the Consent of any Third Party, would constitute a breach of, or other contravention under, any such Contract, be ineffective with respect to any party thereto and (ii) for which any such Consent is not obtained prior to the Closing (any such Contract, together with any Claim, right or benefit arising thereunder or resulting therefrom, the “Consent Required Contracts”).

(b) With respect to each Consent Required Contract, then, subject to applicable Law, the Seller and the Purchaser shall enter into, as of the Closing, a mutually agreeable Contract under which (i) the Purchaser would obtain, through a subcontracting, sublicensing or subleasing arrangement or otherwise, the Claims, rights and benefits of the Seller under such Consent Required Contract in accordance with this Agreement, (ii) the Purchaser would assume all Liabilities of the Seller under such Consent Required Contract and agree to perform and discharge all such Liabilities in accordance with this Agreement, and (iii) the Seller would enforce for the benefit of the Purchaser, any and all Claims, rights and benefits of the Seller against any Third Party that is a party thereto arising from such Consent Required Contract. The Seller shall, and shall cause its Subsidiaries to, promptly pay to the Purchaser, when received, all monies received by them under any such Consent Required Contract. The Purchaser shall promptly reimburse the Seller (or pay at the request of the Seller) any Liabilities under any such Consent Required Contract. If and when the legal or contractual impediments the presence of which caused the deferral of Transfer of any Consent Required Contract pursuant to this Section 2.05 are obtained, the Transfer of the applicable Consent Required Contracts shall be effected in accordance with the terms of this Agreement or the applicable Ancillary Agreement. The Seller’s obligation to administer any Education Membership Agreement that is a Consent Required Contract shall terminate on the date that is three (3) years after the Closing Date.

(c) Except as expressly contemplated in this Section 2.05, any Consent Required Contract shall continue to be considered a Transferred Asset under this Agreement; provided that, for the avoidance of doubt, (i) there shall be no adjustment to the Purchase Price as a result of any Contract being a Consent Required Contract and (ii) in no event shall the non- existence of any Consent Required Contract be a condition to Closing.

(d) From and after the Closing until the date that is three (3) years after the Closing Date, the Seller shall use its commercially reasonable efforts to obtain the written Consent of each Third Party that is a party to any Consent Required Contract in order for the Seller to assign each such Consent Required Contract to the Purchaser; provided, however, that the Seller shall not be required to expend money (other than reasonable fees of, and payments to, the Seller’s legal and other professional advisors), commence any litigation or offer or grant any accommodation (financial or otherwise) to any such Third Party or any other Person. The Purchaser shall use its commercially reasonable efforts to assist the Seller in obtaining each such

Consent. Promptly after receipt of any such Consent, the Seller and the Purchaser shall enter into a customary written assignment and assumption agreement assigning the applicable Consent Required Contract to the Purchaser.

Section 2.06 Shared Contracts.

(a) From and after the date of this Agreement, with respect to each Shared Contract, the Purchaser shall use commercially reasonable efforts to enter into a new Contract with each applicable Third Party that is a party to such Shared Contract (each such new Contracts, “New Business Contract”) providing for the Purchaser to obtain all of the Claims, rights and benefits related to the Business under such Shared Contact and to assume all of the Liabilities related to the Business under such Shared Contract (provided, however, that the Purchaser shall not be required to expend money (other than reasonable fees of, and payments to, the Purchaser’s legal and other professional advisors), commence any litigation or offer or grant any accommodation (financial or otherwise) to any such Third Party or any other Person to enter into any such New Business Contract), and the Seller shall use commercially reasonable efforts to assist the Purchaser in the foregoing. In the event that the Purchaser is unable to enter into a New Business Contract in respect of any Shared Contract at or prior to the Closing, (i) the Purchaser’s obligation to use commercially reasonable efforts to enter into such a New Business Contract shall survive, and continue after, the Closing until that date that is three (3) years after the Closing and (ii) at the Closing, the Seller shall Transfer the Claims, rights and benefits related to the Business under such Shared Contact to the Purchaser and the Purchaser shall assume all of the Liabilities related to the Business under such Shared Contract; provided, however, this Agreement shall not constitute an agreement to Transfer, and the Seller shall not be required to Transfer, to the Purchaser any Claims, rights or benefits related to the Business under any Shared Contract if such Transfer (or the Purchaser’s assumption of Liabilities thereunder related to the Business), without the Consent of any Third Party, would constitute a breach of, or other contravention under, any such Shared Contract, be ineffective with respect to any party thereto and any such Consent is not obtained prior to the Closing (any such Shared Contract, a “Consent Required Shared Contract”).

(b) With respect to each Consent Required Shared Contract, then, subject to applicable Law, the Seller and the Purchaser shall enter into, as of the Closing, a mutually agreeable Contract under which (i) the Purchaser would obtain, through a subcontracting, sublicensing or subleasing arrangement or otherwise, the Claims, rights and benefits of the Seller related to the Business under such Consent Required Shared Contract in accordance with this Agreement, (ii) the Purchaser would assume all Liabilities of the Seller related to the Business under such Consent Required Shared Contract and agree to perform and discharge all such Liabilities in accordance with this Agreement and (iii) the Seller would enforce for the benefit of the Purchaser, any and all Claims, rights and benefits of the Seller related to the Business against any Third Party that is a party thereto arising from any such Consent Required Shared Contract. The Seller and its Subsidiaries shall promptly pay to the Purchaser, when received, all monies received by them related to the Business under any such Consent Required Shared Contract. The Purchaser shall promptly reimburse the Seller (or pay at the request of the Seller) any Liabilities related to the Business under any such Consent Required Shared Contract. If and when the legal or contractual impediments the presence of which caused the deferral of Transfer of any Consent Required Shared Contract pursuant to this Section 2.06 are obtained, the Transfer of the applicable Consent Required Shared Contracts shall be effected in accordance with the terms of this Agreement or the applicable Ancillary Agreement. The Seller’s obligation to administer any Consent Required Shared Contract shall terminate on the date that is three (3) years after the Closing Date. Any such mutually agreeable Contract entered into by the Seller and the Purchaser under this Section 2.06(b) shall be subject to the written consent of Health Care Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Except as expressly contemplated in this Section 2.06, the Claims, benefits and rights under any Consent Required Shared Contract shall continue to be considered a Transferred Asset under this Agreement; provided that, for the avoidance of doubt, (i) there shall be no adjustment to the Purchase Price as a result of any Contract being a Consent Required Shared Contract and (ii) in no event shall the non-existence of any Consent Required Shared Contract be a condition to Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except (x) for any information related to the Business set forth in the Seller Reports publicly available and filed with or furnished to the SEC prior to the date of this Agreement (excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly nonspecific or predictive, cautionary or forward-looking), in each case, to the extent such relationship is reasonably apparent on the face of the applicable Seller Report, or (y) as set forth in the disclosure letter delivered by the Seller to the Purchaser Group concurrently with the execution and delivery by the Seller of this Agreement (the “Seller Disclosure Letter”), the Seller represents and warrants to the Purchaser Group as follows:

Section 3.01 Organization, Standing and Power. Each of the Seller and each Education Entity is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in each case, where the failure to be so organized, existing or in good standing, as applicable, would not reasonably be expected to result in, individually or in the aggregate, a Business Material Adverse Effect. Each of the Seller and each Education Entity has all requisite entity power and authority to enable it to own, operate, lease or otherwise hold its assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to result in, individually or in the aggregate, a Business Material Adverse Effect. Each of the Seller and each Education Entity is duly qualified or licensed to do business in each jurisdiction where the nature of its businesses or the ownership, operation or leasing of its assets make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not reasonably be expected to result in, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.02 Education Subsidiaries. All of the outstanding Equity Securities in, each Education Subsidiary have been validly issued and are fully paid for and nonassessable and not subject to, or issued in violation of, any preemptive right and are owned by an Education Entity, free and clear of all Liens thereon. Section 3.02 of the Seller Disclosure Letter lists all of the Education Subsidiaries as of the date of this Agreement and the outstanding shares of capital stock or voting securities of, or other equity securities therein and, in each case, the owner(s) thereof. The Seller has made available to the Purchaser Group true and complete copies of the articles of incorporation and bylaws (or equivalent Organizational Documents) of each Education Subsidiary in effect as of the date of this Agreement.

Section 3.03 Capital Structure. The authorized capital stock of Education Topco consists of 1,000 shares of common stock, par value $0.01 per share. The Education Stock constitutes all of the issued and outstanding capital stock of Education Topco. The Education Stock has been validly issued and is fully paid for and nonassessable and not subject to, or issued in violation of, any preemptive right. Other than Education Stock, and subject to Section 3.02, as of the date of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of any Education Entity to issue, deliver or sell, or cause to be issued, delivered or sold, (a) any capital stock of any Education Entity or any securities of any Education Entity convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, any Education Entity (b) any warrants, calls, options or other rights to acquire from any Education Entity, or any other obligation of any Education Entity to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, any Education Entity or (c) any outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, any Education Entity (the foregoing clauses (a), (b), and (c) collectively, “Equity Securities”). No Education Entity has any outstanding obligation to repurchase, redeem or otherwise acquire any Equity Securities.

Section 3.04 Authority; Execution and Delivery; Enforceability. The Seller has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and agreements under this Agreement and to consummate the transactions contemplated by this Agreement. No other corporate proceedings on the part of the Seller are necessary to authorize, adopt or approve this Agreement or to consummate the transactions contemplated by this Agreement. The Seller has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Purchaser Group, this Agreement constitutes the Seller’s legal, valid and binding obligation, enforceable against the Seller in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).

Section 3.05 No Conflicts; Consents.

(a) The execution and delivery by the Seller of this Agreement does not, and the performance by the Seller of its covenants and agreements under this Agreement and the consummation of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation of any provision of, the Organizational Documents of the Seller or any Education Entity, (ii) subject to obtaining the Consents and delivering the notices set forth in

Section 3.05(a)(ii) of the Seller Disclosure Letter, conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Material Contract or any material Permit applicable to the Business or result in the creation of or imposition of any Lien other than a Permitted Lien on any Transferred Asset or (iii) subject to obtaining the Consents and delivering the notices referred to in Section 3.05(a)(ii) and making the Filings referred to in Section 3.05(a)(ii), conflict with, or result in any violation of any provision of, any Judgment or Law or result in the creation of or imposition of any Lien other than a Permitted Lien on any Transferred Asset, in each case, applicable to the Seller, any Education Entity or the Business, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not reasonably be expected to result in, individually or in the aggregate, a material Liability to the Business.

(b) No consent, waiver or Permit (“Consent”) of or from, or registration, declaration, notice or filing (“Filing”) made to or with, any Governmental Authority is required to be obtained or made by the Seller or any Education Entity in connection with the Seller’s execution and delivery of this Agreement or its performance of its covenants and agreements under this Agreement or the consummation of the transactions contemplated by this Agreement, except for (i) the filing with the Department of Justice and the Federal Trade Commission of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and (ii) the HSR Clearance.

Section 3.06 Financial Statements.

(a) Section 3.06(a) of the Seller Disclosure Letter sets forth (i) the pre-tax unaudited balance sheet of the Business as of June 30, 2017 (the “Latest Pre-Tax Balance Sheet”), and the pre-tax related combined statements of operations, combined statements of equity and the combined statements of cash flows for the six (6) month period then ended, and (ii) the audited combined balance sheet of the Business as of December 31, 2016 and December 31, 2015 and the related combined statements of operations, combined statements of equity and the combined statements of cash flows for the years ended December 31, 2016 and December 31, 2015 and the nine (9) month period ended December 31, 2014 (all such financial statements in this clause (iii), the “Audited Financial Statements” and, all financial statements in the foregoing clauses (i) and (ii), the “Financial Statements”). The Financial Statements fairly present, in all material respects, the combined financial position of the Business as at the respective dates thereof and the combined results of operations of the Business for the respective periods covered thereby, in each case, in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, subject to the absence of notes not required by GAAP and normal year-end adjustments). For the avoidance of doubt, the Financial Statements do not include any assets of the Business that constitute Excluded Education Assets.

(b) The Business does not have any Liability that is required by GAAP to be set forth on a consolidated balance sheet of the Business, except Liabilities (i) reflected or reserved against in the Latest Pre-Tax Balance Sheet, (ii) incurred in the ordinary course of business since the date of the Latest Pre-Tax Balance Sheet (none of which is a Liability for, arising out of or relating to a breach of contract, breach of warranty, infringement or violation of applicable Law), (iii) incurred in connection with this Agreement and the Ancillary Agreements or (iv) that would not reasonably be expected to result in a material Liability to the Business.

Section 3.07 Absence of Certain Changes or Events. From December 31, 2016 through the date of this Agreement, (a) except for this Agreement, the Ancillary Agreements, the Health Care Transaction Documents and the Transactions, the Business has been conducted in the ordinary course of business in all material respects and (b) there has not occurred a Business Material Adverse Effect.

Section 3.08 Taxes.

(a) Except as set forth in Section 3.08 of the Seller Disclosure Letter:

(i) the Seller has (1) timely filed or caused to be timely filed, taking into account any extensions, all income and other material Tax Returns required to have been filed by it with respect to the Transferred Assets or the Business and such Tax Returns are complete and correct in all material respects and (2) timely paid or caused to be timely paid all material Taxes payable by it with respect to the Transferred Assets or the Business (whether or not shown as due on such Tax Returns);

(ii) each Education Entity has (1) timely filed or caused to be timely filed, taking into account any extensions, all income and other material Tax Returns required to have been filed by it and such Tax Returns are complete and correct in all material respects and (2) timely paid or caused to be timely paid all material Taxes payable by each Education Entity (whether or not shown to be due on such Tax Returns);

(iii) there are no pending audits with respect to any (1) material Tax Return of any Education Entity or (2) any Tax Return of the Seller, to the extent involving a material Tax with respect to the Transferred Assets or the Business, as of the date of this Agreement;

(iv) with respect to any tax years open for audit as of the date of this Agreement, no Education Entity has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax;

(v) no Education Entity is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement that is currently in effect, except for such an agreement or arrangement (1) exclusively between or among the Education Entities, (2) entered into in the ordinary course of business and not primarily related to Taxes or (3) that as of the Closing Date shall terminate without any further payments being required to be made;

(vi) within the past two (2) years, no Education Entity has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;

(vii) in the last three (3) years, no Education Entity has received written notice from any Governmental Authority in a jurisdiction in which Education Entities do not file Tax Returns that the Education Entity is or may be subject to taxation by that jurisdiction;

(viii) none of the Education Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (1) change in method of accounting pursuant to Code Section 481 (or any corresponding or similar provision of state, local or non-U.S. Law) made prior to the Closing; (2) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. Law) entered into prior to the Closing; (3) deferred intercompany gain or any excess loss account, in either case existing prior to the Closing and described in the Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or non-U.S. Law); (4) installment sale that occurred prior to the Closing Date; (5) prepaid amount received prior to the Closing Date outside of the ordinary course of business; or (6) election under Code Section 108(i) (or any corresponding or similar provision of state, local or foreign law);

(ix) none of the Education Entities is a party to, or has participated in, any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2) in any taxable year which remains open to or for assessment;

(x) none of the Education Entities has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to taxation in any country other than the country of its formation; and

(xi) there are no Liens for Taxes upon the Transferred Assets other than Permitted Liens.

(b) Notwithstanding any other representation or warranty in this Article III, (i) except to the extent Section 3.09 relates to Taxes, the representations and warranties in this Section 3.08 are the sole and exclusive representations and warranties of the Seller relating to Taxes or Tax Returns, and no other representation or warranty of the Seller in this Agreement shall be construed to relate to Taxes or Tax Returns, and (ii) nothing in this Agreement (including this Section 3.08) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of any Education Entity or relating to any Transferred Asset or the Business.

Section 3.09 Employee Benefits.

(a) Section 3.09(a) of the Seller Disclosure Letter sets forth a complete and true list of each material Benefit Arrangement, indicating which material Benefit Arrangements are Education Plans.

(b) With respect to each Education Plan and each material Seller Plan that is not an Education Plan, the Seller has made available to the Purchaser Group, to the extent applicable, complete and accurate copies of (i) the current plan document and any amendments thereto, (ii) for the most recent year (A) the annual report (Form 5500 series) and all required schedules and attachments, (B) audited financial statements and (C) actuarial valuation reports, if any, (iii) each trust, insurance, annuity or other funding Contract related thereto, (iv) the most recent IRS determination letter or opinion, and (v) the most recent summary plan description and any summaries of material modifications. No Education Plan is maintained outside the jurisdiction of the United States, and no Seller Plan covers any Education Personnel residing or working outside of the United States.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to any Education Entity:

(i) each Benefit Arrangement and its related trusts, insurance Contracts or funds, in each case have been established, administered, funded, operated and maintained in compliance with its terms and with the requirements prescribed by ERISA, the Code and other applicable Law;

(ii) there are no pending or, to the Knowledge of the Seller, threatened audits, investigations by any Governmental Authority with respect to, or other proceedings, claims, litigation against any Benefit Arrangement or any fiduciary thereof (other than routine claims for benefits payable in the normal course);

(iii) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary duty (as determined under ERISA) has occurred with respect to any Seller Plan, and no events have occurred with respect to any Benefit Arrangement that would result in a payment or assessment by or against any Education Entity of any Taxes, Liabilities or penalties (civil or otherwise);

(iv) all contributions, reimbursements, premium payments and other payments required to be made by the Seller or the Education Entities to any Benefit Arrangement have been made on or before their applicable due dates or to the extent not due, properly accrued; and

(v) no Education Entity has any Liability for providing, and no Benefit Arrangement provides to any current or former Education Personnel, any health, medical, life insurance or any other welfare-type benefits after retirement or other termination of employment, except for coverage or benefits required to be provided under Section 4980(B)(f) of the Code or similar applicable state Law and for which the recipient pays the full cost of coverage.

(d) Each Benefit Arrangement that is intended to be qualified under Section 401(a) of the Code is so qualified and such plan has timely received a favorable determination letter or opinion letter to the effect from the IRS, and nothing has occurred that could reasonably be expected to adversely affect such plan’s qualified status.

(e) During the previous six (6) years, neither Education Topco, any of its Subsidiaries nor any of their respective ERISA Affiliates has maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), and no Benefit Arrangement is or was (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or plan that is or was subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (as defined in Section 210 of ERISA or Section 413(c) of the Code), or (iv) a “multiple employer welfare arrangement”(as defined in Section 3(40) of ERISA). No Education Entity has any Liability as a result of at any time being treated as a single employer under Section 414 of the Code.

(f) Except as contemplated by this Agreement, none of the execution and delivery of this Agreement, the performance by any Party of its covenants and agreements under this Agreement or the consummation of transactions contemplated by this Agreement (either alone or in combination with another event) will result in (i) acceleration of the time of payment or vesting, result in the forfeiture, increase the amount, or trigger any payment or funding, or increase any compensation or benefit or trigger any other obligation under any Education Plan, (ii) result in the forfeiture of compensation or benefits under any Education Plan; (iii) any amount failing to be deductible by reason of Section 280G of the Code, or (iv) the provision of any reimbursement of excise Taxes under Section 4999 of the Code.

Section 3.10 Labor and Employment Matters. Neither the Seller nor any Education Entity is party to or bound by any collective bargaining agreement, collective bargaining relationship or similar labor union Contract with respect to any of their respective employees. To the Knowledge of the Seller, no Education Personnel are represented by any labor organization with respect to their employment by the Seller or any Education Entity. To the Knowledge of the Seller, (a) there are no labor union representation or certification proceedings with respect to any Education Personnel pending or threatened to be brought or filed with the National Labor Relations Board, (b) there are no labor union organizing activities with respect to any Education Personnel and (c) there are no labor union strikes, slowdowns, work stoppages or lockouts or other material labor disputes pending or threatened against or affecting any Education Entity. Except as would not result in any material Liability for any Education Entity, for the last three (3) years, each Education Entity has paid all wages, salaries, bonuses, commissions, wage premiums, fees, expense reimbursement, severance, and other compensation that have come due and payable to its employees, consultants, independent contractors, and other individual service providers pursuant to any Law, Contract, or policy of any Education Entity. In the past three (3) years, no Education Entity has implemented any plant closing or mass layoff implicating the Worker Adjustment and Retraining Notification Act or similar Law (“WARN”). Each Education Entity is and for the past three (3) years have been in material compliance with all Laws regarding employment, including provisions thereof relating to employment practices, wages and hours, independent contractors, employee visas, and unions.

Section 3.11 Litigation. There is no, and within the past three (3) years there has not been any, material Claim before any Governmental Authority pending or, to the Knowledge of the Seller, threatened against the Seller with respect to the Business or any Education Entity. There is no, and within the past three (3) years there has not been any, material Judgment outstanding against the Seller with respect to the Business or any Education Entity. This Section 3.11 does not relate to Taxes; Education Plans (including their compliance with any applicable Law) or ERISA; Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters which are addressed in Sections 3.08, 3.09 and 3.13, respectively.

Section 3.12 Compliance with Applicable Laws. The Seller and the Education Entities are and for the past three (3) years have been in material compliance with all Laws applicable to the Business and all Permits applicable to the Business. None of the Education Entities has any

material liability under any escheat, abandoned property or any another similar Law (including, for the avoidance of doubt, any interest or penalties imposed with respect thereto). This Section 3.12 does not relate to Taxes; Education Plans (including their compliance with any applicable Law) or ERISA; Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters, which are addressed in Sections 3.08, 3.09, and 3.13, respectively.

Section 3.13 Environmental Matters.

(a) The Seller and the Education Entities are, and for the past 3 years have been, in material compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with any Permit required under, or issued pursuant to such Environmental Laws (each, an “Environmental Permit”), and except for matters that have been fully and finally resolved with no future obligations and except as would not reasonably be expected to result in a material Liability to the Business, none of the Seller or the Education Entities have received any written communication from a Governmental Authority or other Person that alleges that the Seller or any Education Entity is in violation of, or has any Liability under, any Environmental Law or any Environmental Permit.

(b) Except as would not result in a material Liability to the Business, neither the Seller with respect to the Business nor any Education Entity is subject to any Liability of any other Person under any Environmental Law or relating to Hazardous Materials.

(c) Except as would not reasonably be expected to result in a material Liability to the Business, there are no Environmental Claims pending or, to the Knowledge of the Seller, threatened against the Seller or any Education Entity.

(d) Except as would not reasonably be expected to result in a material Liability to the Business, to the Knowledge of the Seller, there are and have been no Releases of Hazardous Materials at the Business Leased Real Property, and neither the Seller nor any Education Entity has manufactured, transported, treated, handled, distributed, disposed of, arranged for the disposal of, exposed any Person to, or Released, or owned or operated any property or facility which is or has been contaminated by, any Hazardous Materials, in each case as would reasonably be expected to form the basis of a Liability under Environmental Laws (including any Environmental Claim against the Seller or any Education Entity).

(e) The Seller and the Education Entities have made available to the Purchaser Group any material environmental reports, documents or other information in their possession relating to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental, health or safety matters, in each case related to the Business or any Education Entity and any property currently or formerly owned or operated by the Business or any Education Entity.

Section 3.14 Material Contracts.

(a) Section 3.14(a) of the Seller Disclosure Letter lists all of the following Contracts in effect on the date of this Agreement (x) to which any Education Entity is a party or (y) to which the Seller is a party to the extent any such Contract is primarily related to the ownership or operation of the Business and is not an Excluded Asset (such Contracts, collectively, the “Material Contracts”):

(i) any Contract with any of the twenty-five (25) largest customers of the Business determined on the basis of the amount paid to the Seller and the Education Entities for the year ended December 31, 2016 (the “Material Customers”);

(ii) any Contract with any of the twenty (25) largest suppliers of the Business determined on the basis of the amount paid by the Seller and the Education Entities to such suppliers for the year ended December 31, 2016 (the “Material Suppliers”);

(iii) any Contract or group of related Contracts with the same party (which shall, for the avoidance of doubt, include all contracts for different services with any customer) that reasonably would be expected to require payment to or by the Seller or any Education Entity of more than $750,000 for the year ending December 31, 2017, in each case, other than any Contract with a Material Customer or a Material Supplier or any Business Real Property Lease;

(iv) any Contract that contains indemnification obligations on the part of the Seller or any if its Subsidiaries entered into outside the ordinary course of business;

(v) any Contract which is a collective bargaining agreement or other Contract with any labor organization;

(vi) any Contract which is a settlement, conciliation, or similar agreement pursuant to which any Education Entity will have any material obligations after the date of this Agreement;

(vii) any Contract with any Governmental Authority;

(viii) any Contract containing covenants that would restrict or limit in any material respect the ability of the Business after the Closing to conduct business with any Person or in any geographic area;

(ix) any Contract imposing “most favored nation” pricing terms on the Seller or any of its Subsidiaries;

(x) any material Contract, other than Contracts that relate to any Excluded Liabilities, requiring the payment, performance, discharge or guarantee of any principal Indebtedness in excess of $100,000 (other than Indebtedness owed to any Education Entity) or any obligation of any Person (other than any Education Entity);

(xi) any joint venture, partnership or similar Contract relating to the formation, creation, operation, management, control or any other arrangement of or with respect to any joint venture, partnership or other entity;

(xii) any Contract with respect to the Business or any Education Entity, on the one hand, and any Affiliate, shareholder, officer, manager, or director, on the other, including with respect to any loan, guarantee, Indebtedness or purchase or sales agreement;

(xiii) any Contract for the sale of any material Transferred Asset or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any material Transferred Assets;

(xiv) the Business Real Property Leases;

(xv) any Contract pursuant to which any Company IP has been licensed or sold to a third party by the Seller or an Education Entity (other than non-exclusive licenses granted in the ordinary course of business), and any Contract requiring the Seller (solely as primarily related to the Business) or an Education Entity to provide source code to any software included in the Company IP; and

(xvi) any Contract containing any commitments by the Seller (solely as related to the Business) or the Education Entities to develop any Intellectual Property, except for services and customizations provided in the ordinary course of business;

provided, however, that Material Contracts shall not include any Seller Debt Facility Agreement.

(b) To the Knowledge of the Seller, since December 31, 2016 to the date hereof, neither the Seller nor any of the Education Entities have received any notice in writing from or on behalf of any Material Customer indicating that such Material Customer intends to terminate, or not renew, any Material Contract with such Material Customer.

(c) Seller has made available to the Purchaser Group true and correct copies of all Material Contracts.

(d) Each Material Contract is a valid, binding and legally enforceable obligation of each Education Entity party thereto and, to the Knowledge of the Seller, of the other parties thereto, subject in all respects to the Bankruptcy and Equity Exceptions, (ii) to the Knowledge of the Seller, each such Material Contract is in full force and effect and (iii) as of the date of this Agreement, none of the Seller or any Education Entity is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Seller, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

Section 3.15 Government Contracts. Within the last two (2) years, neither the Seller with respect to the Business nor any Education Entity has (a) been suspended or debarred from bidding on government contracts by a Governmental Authority; (b) been subject to any material audit or investigation by any Governmental Authority with respect to any Government Contract; (c) conducted or initiated any internal investigation or made any disclosure with respect to any potentially material irregularity, misstatement or omission arising under or relating to a Government Contract; or (d) had any Government Contract terminated by any Governmental Authority for default.

Section 3.16 Real Property.

(a) The Seller does not own a fee interest in any real property primarily related to the ownership or operation of the Business, and no Education Entity owns a fee interest in any real property.

(b) Section 3.16(b) of the Seller Disclosure Letter lists (i) all of the real property leased, subleased, licensed, or otherwise used or occupied by the Seller (or any Health Care Entity) and primarily related to the ownership or operation of the Business (the “Seller Leased Real Property”), (ii) all of the real property leased, subleased, licensed, or otherwise used or occupied by any Education Entity (the “Education Leased Real Property” and, together with the Seller Leased Real Property, the “Business Leased Real Property”) and (iii) all leases, subleases, licenses, or any other agreements pursuant to which the Seller or any Health Care Entity uses or occupies real property with respect to the Business Leased Real Property (the “Business Real Property Leases”). The Seller or the applicable Education Entity is the owner and holder of a legal, valid, binding, enforceable and subsisting leasehold interest under each Business Real Property Lease and has the right to occupy and use, now or in the future, subject only to Permitted Liens, the applicable Business Leased Real Property in accordance with such Business Real Property Lease.

Section 3.17 Sufficiency of Assets; Title to Assets.

(a) Taking into account the rights provided under this Agreement and the services and assets to be provided under the Ancillary Agreements, immediately following the Closing, the Business will own or have the right to use all of the material assets, properties, rights and interests (including real property and tangible and intangible property) that are necessary to conduct the Business immediately following the Closing in all material respects in the manner the Business is currently conducted. None of the Excluded Assets is necessary for the conduct of the Business in any material respect as it is currently being operated (taking into account the services and assets to be provided under the Ancillary Agreements).

(b) The Seller has good and valid title to, or a valid leasehold interest in, or license for or right to use the Transferred Assets, except, in each case, for any Permitted Liens thereon. Except for (i) any Liens set forth in Section 3.17(b) of the Seller Disclosure Letter and for Permitted Liens, (ii) any Transferred Assets in which the Seller or any of its Subsidiaries have a valid leasehold interest or (iii) any Transferred Asset in which the Seller or any of its Subsidiaries has a valid license or other valid right to use or occupy from a Third Party, the Seller and its Subsidiaries are the only Persons that own or control the Transferred Assets.

(c) No Education Entity has any Liabilities other than Liabilities relating to or arising out of the Business.

Section 3.18 Intellectual Property.

(a) Section 3.18(a) of the Seller Disclosure Letter sets forth a true, correct and complete list as of the date hereof of all (i) issued patents and patent applications, (ii) trademark registrations and applications, (iii) copyright registrations and applications, and (iv) domain name registrations (collectively, the “Company Registered Intellectual Property”), in each case, included in the Company IP, and legal proceedings before any Governmental Authority (other than actions related to the ordinary course prosecution of Company Registered Intellectual Property before the United States Patent and Trademark Office or an equivalent authority anywhere in the world) related to any material Company Registered Intellectual Property. As of the date hereof, to the Knowledge of the Seller, the Seller and the Education Entities have made all filings and payments and taken all other actions required to be made or taken to maintain each item of Company Registered Intellectual Property in full force and effect by the applicable deadline and otherwise in accordance with applicable Law, except as would not reasonably be expected to result in a Business Material Adverse Effect. To the Knowledge of the Seller, as of the date of this Agreement (1) the conduct of the Business as presently conducted by the Seller and the Education Entities does not infringe, misappropriate, dilute, or otherwise violate any Person’s Intellectual Property rights, and there is no such Claim before any Governmental Authority pending or, to the Knowledge of the Seller, threatened against the Seller or any Education Entity, (2) the Seller and the Education Entities own or have the right to use all Intellectual Property used by the Seller or Education Entities, respectively, in the Business and (3) no Person is violating any material Assigned IP or Intellectual Property owned by the Education Entities.

(b) As of the date hereof, the Seller or the Education Entities own all right, title, and interest to and in each item of Company IP free and clear of any Liens (other than Permitted Liens). To the Knowledge of the Seller, all employees or contractors of the Seller or the Education Entities that have developed or created material Company IP have assigned all of their rights in such Company IP, including all Intellectual Property rights therein, to the Seller or the Education Entities, as applicable.

(c) As of the date hereof, the Seller and the Education Entities have taken commercially reasonable steps to preserve the confidentiality of their trade secrets that constitute Company IP. As of the date hereof, neither the Seller nor the Education Entities have, or may have, a duty or obligation to, deliver or license the source code for any Company IP that consists of software code (“Company Software”) to any Person, whether to an escrow agent or otherwise, for the benefit of any other Person. To the Knowledge of the Seller, as of the date hereof, no event has occurred that will, or could reasonably be expected to, result in the disclosure, delivery or license of any source code for the Company Software to any other Person who is not, as of the date of this Agreement, an employee or contractor of the Seller or the Education Entities.

(d) To the Knowledge of the Seller as of the date hereof, in no case does the use, incorporation or distribution of open source software in connection with the operation of the Business give rise to any rights in any third parties under any Company Software, or obligations for the Seller or the Education Entities with respect to any Company Software, including any obligation to disclose or distribute any source code, to license any Intellectual Property rights for the purpose of making derivative works or to distribute any Company Software without charge.

(e) To the Knowledge of the Seller as of the date hereof, no Claims or proceedings have been instituted or threatened in writing against the Seller or the Education Entities that challenge the rights of the Seller and the Education Entities with respect to use or ownership of Company IP.

(f) To the Knowledge of the Seller as of the date hereof, none of the Company IP is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority materially affecting the rights of the Seller or the Education Entities with respect thereto.

(g) To the Knowledge of the Seller as of the date hereof, the material Company Software is free of any and all material “back door,” “time bomb,” “virus,” “Trojan horse,” “worm,” “drop dead device,” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Company Software or material data (“Contaminants”). Seller and the Education Entities have in place systems and procedures consistent with (or better than) industry standard security practices for software to prevent the introduction of Contaminants into the Company Software, the Assigned IT Assets or the Business Data. As of the date hereof, to the Knowledge of the Seller, there have been no material unauthorized intrusions or breaches of the security of the Assigned IT Assets, the Company Software or the Business Data.

(h) (i) The Education Entities and the Seller (to the extent related to the Business) are in material compliance with all Data Security Requirements, and (ii) since January 1, 2016 through the date hereof, there have not been any actual or alleged material incidents of data security breaches, unauthorized access or use of any of the Assigned IT Assets or Business Data, or material unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Business Data.

Section 3.19 Insurance. Except as would not reasonably be expected to result in, individually or in the aggregate, a Business Material Adverse Effect, as of the date of this Agreement, all material fire and casualty, general liability, director and officer, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Seller with respect to the Business or by any Education Entity are in full force and effect and all premiums due with respect to all such insurance policies have been paid.

Section 3.20 Trade Controls; FCPA.

(a) Trade Controls. The Seller and each of the Education Entities has conducted its transactions in material accordance with United States and all other applicable export and re-export control Laws, import Laws and economic sanctions Laws (collectively, “Trade Control Laws”). To the Knowledge of the Seller, as of the date hereof, there are no pending or threatened Claims against the Seller or any Education Entity alleging a material violation of any of the Trade Control Laws that are applicable to the Business. No licenses or approvals pursuant to the Trade Control Laws are necessary for the transfer of any export licenses or other export approvals to the Purchaser Group or any Education Entity in connection with the consummation of the transactions contemplated by this Agreement, except for any such licenses or approvals the failure of which to obtain would not result in a Business Material Adverse Effect.

(b) FCPA. During the past five years, none of the Seller or Education Entities, or to the Knowledge of the Seller, any officer, director, agent, employee or other Person acting on their behalf, has, directly or indirectly, (i) taken any action that would cause them to be in violation of any provision of the FCPA or other applicable anti-corruption laws in other countries in which the Business is conducted; (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (iii) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees; or (iv) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of the FCPA or other applicable anticorruption laws.

Section 3.21 Affiliate Contracts. Except for any Ancillary Agreement, there are no Affiliate Contracts.

Section 3.22 Brokers’ Fees and Expenses. Except for any Person set forth in Section 3.22 of the Seller Disclosure Letter, the fees and expenses of which shall be paid by the Seller, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER GROUP

Except as set forth in the disclosure letter delivered by the Purchaser Group to the Seller concurrently with the execution and delivery by the Purchaser Group of this Agreement (the “Purchaser Disclosure Letter”), the Purchaser Group represents and warrants to the Seller as follows:

Section 4.01 Organization, Standing and Power. Each of Parent and the Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of Parent and the Purchaser has all requisite entity power and authority to own, operate, lease or otherwise hold its assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to result in, individually or in the aggregate, a Purchaser Material Adverse Effect. Each of Parent and the Purchaser is duly qualified or licensed to do business in each jurisdiction where the nature of its businesses or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not reasonably be expected to result in, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.02 Authority; Execution and Delivery; Enforceability. Each of Parent and the Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its covenants and agreements under this Agreement and to consummate the transactions contemplated by this Agreement. No other corporate proceedings on the part of either Parent or the Purchaser is necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the transactions contemplated by this Agreement. Each of Parent and the Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Seller, this Agreement constitutes the legal, valid and binding obligation of each of Parent and the Purchaser, enforceable against such Person in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions.

Section 4.03 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by each of Parent and the Purchaser does not, and the performance by Parent and the Purchaser of their covenants and agreements under this Agreement and the consummation of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation of any provision of, the Organizational Documents of each of Parent and the Purchaser, (ii) conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract to which Parent or the Purchaser is a party or by which any of their respective properties or assets is bound or any material Permit applicable to the businesses of Parent, the Purchaser and their respective Subsidiaries or (iii) subject to obtaining the Consents referred to in Section 4.03(b) and making the Filings referred to in Section 4.03(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to Parent or the Purchaser or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not reasonably be expected to result in, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) No Consent of or from, or Filing made to or with, any Governmental Authority, is required to be obtained or made by Parent, the Purchaser or any Subsidiary of Parent or the Purchaser in connection with Parent’s and the Purchaser’s execution and delivery of this Agreement or its performance of its covenants and agreements under this Agreement or the consummation of the transactions contemplated by this Agreement, except for (i) the filing with the Department of Justice and the Federal Trade Commission of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and (ii) the HSR Clearance.

Section 4.04 Litigation. There is no material Claim before any Governmental Authority pending or, to the Knowledge of the Purchaser, threatened against Parent or the Purchaser that would result in or would reasonably be expected to result in, individually or in the aggregate, a Purchaser Material Adverse Effect. There is no Judgment outstanding against Parent or the Purchaser that would result in or would reasonably be expected to result in, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.05 Compliance with Applicable Laws. Except as would not reasonably be expected to result in, individually or in the aggregate, a Purchaser Material Adverse Effect, each of Parent and the Purchaser is in compliance with applicable Law and material Permits applicable to the businesses of Parent, the Purchaser and their respective Subsidiaries.

Section 4.06 Financing.

(a) Equity Commitment Letter. As of the date hereof, Parent has delivered to the Seller a true, correct and complete copy of the duly executed Equity Commitment Letter, dated as of the date hereof, pursuant to which the Guarantor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the Equity Financing.

(b) No Amendments; No Side Letters. (i) The Equity Commitment Letter and the terms of the Equity Financing have not been amended or modified prior to the date hereof, (ii) as of the date hereof, no such amendment or modification is contemplated and (iii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect. There are no other Contracts, agreements, side letters or arrangements to which either Parent, the Purchaser or any of their respective Affiliates is a party relating to the funding or investing, as applicable, of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. Other than as set forth in the Equity Commitment Letter, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Equity Financing.

(c) Sufficiency of Equity Financing. The Equity Financing, when funded in accordance with the Equity Commitment Letter, will be, in the aggregate, sufficient to (i) make the payment of all amounts payable by the Purchaser pursuant to Article I in connection with or as a result of the transactions contemplated by this Agreement and (ii) taking into account any Education Entities Pre-Closing Cash, pay all fees and expenses required to be paid at the Closing by the Purchaser in connection with the transactions contemplated by this Agreement and the Equity Financing.

Section 4.07 Investment Intent. The Purchaser Group acknowledges that neither the offer nor the sale of the Education Stock has been registered under the Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the “Securities Act”) or under any state or foreign securities Laws. The Purchaser is acquiring the Education Stock for its own account for investment, without a view to, or for a resale in connection with, the distribution thereof in violation of the Securities Act or any applicable state or foreign securities Laws and with no present intention of distributing or reselling any part thereof. The Purchaser will not distribute or resell the Education Stock in violation of any such Laws.

Section 4.08 Brokers’ Fees and Expenses. Except for any Person set forth in Section 4.08 of the Purchaser Disclosure Letter, the fees and expenses of which shall be paid by the Purchaser Group, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser Group.

Section 4.09 Solvency. Assuming the accuracy of the representations and warranties of the Seller in this Agreement, the Ancillary Agreements and any certificates delivered in connection herewith or therewith, after giving effect to the Closing, the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated in this Agreement (including payment of all amounts payable under Section 1.02(b)) and the payment of all related fees and expenses, the Purchaser Group and its consolidated Subsidiaries (including the Education Entities) shall be Solvent as of the Closing Date immediately after the consummation of the transactions contemplated by this Agreement. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person shall, as of such date, exceed (i) the sum of the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, and the capital of such Person as computed in accordance with applicable Law as of such date, as such quoted terms are generally determined in accordance with applicable Law governing determinations of the insolvency of debtors, and (ii) the amount that shall be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person shall not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged after such date, and (c) such Person shall be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person shall be able to generate enough cash from operations, asset dispositions or refinancings, or a combination thereof, to meet its obligations as they become due.

Section 4.10 No Agreements with Health Care Buyer. Except as may be permitted following the date hereof pursuant to Section 5.02 and Section 5.13, there are no Contracts, arrangements or understandings (other than as provided in this Agreement or the Health Care Purchase Agreement) between the Purchaser Group or its Affiliates, on the one hand, and Health Care Buyer or its Affiliates, on the other hand, with respect to the Transaction.

Section 4.11 Health Care Transaction. The Purchaser Group has been provided with a copy of the Health Care Merger Agreement, and the Purchaser Group has reviewed the Health Care Merger Agreement with its outside counsel and other Representatives. The Purchaser Group has entered into this Agreement with full knowledge and understanding of the terms and conditions of the Health Care Merger Agreement.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business.

(a) Conduct of Business by the Seller. Except for (i) matters set forth in Section 5.01(a) of the Seller Disclosure Letter or otherwise permitted, contemplated or required by this Agreement or matters required by a Governmental Authority or by applicable Law or (ii) with the prior written consent of the Purchaser, from the date of this Agreement until the Closing, the Seller shall, and shall cause each Education Entity to, conduct the Business in the ordinary course of business in all material respects (including with respect to cash management customs and practices (including the collection of receivables, payment of payables, and pricing and credit practices)) and use commercially reasonable efforts to, and shall cause each Education Entity to use commercially reasonable efforts to, (1) preserve substantially intact the goodwill and current relationships of the Seller and the Education Entities with significant customers, significant suppliers, licensees and other Persons with which the Seller or the Education Entities have business relationships with respect to the Business and (2) preserve substantially intact their business organizations with respect to the Business.

(b) Certain Prohibited Actions. Without limiting the generality of Section 5.01(a), except (x) as set forth in Section 5.01(b) of the Seller Disclosure Letter or as otherwise permitted, contemplated or required by this Agreement, or as required by a Governmental Authority or by applicable Law or (y) with the prior written consent of the Purchaser, from the date of this Agreement until the Closing, the Seller and its Subsidiaries:

(i) shall not permit any Education Entity to amend any of its Organizational Documents;

(ii) shall not permit any Education Entity to split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

(iii) shall not permit any Education Entity to declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any securities of any Education Entity (other than any distribution of Excluded Assets), or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, any Education Entity or any securities of any Education Entity convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, any Education Entity, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests; provided, however, that (1) any Education Entity shall be permitted (A) to reimburse the Seller, whether by dividend, distribution or otherwise, for any costs and expenses incurred by the Seller in connection with paying ordinary course Liabilities of the Education Entities, including payroll Liabilities in the ordinary course of business consistent with past practice, and (B) to declare, set aside or pay any dividend or other distribution in connection with the Seller paying Liabilities in the ordinary course of business consistent with past practice, including ordinary course Taxes incurred by the Seller or any of its Subsidiaries (including any Education Entity) with respect to the Business, (2) if the Education Entities Pre-Closing Cash exceeds the Pre-Closing Business Cash, each as set forth in the Payment Statement, the Education Entities shall be permitted to pay a cash dividend or other cash distribution to the Seller in an amount equal to such excess, and (3) if the Education Entities Pre-Closing Cash is greater than $10,000,000, the Education Entities shall be permitted to pay a cash dividend or other cash distribution to the Seller in an amount equal to such excess.

(iv) shall not permit any Education Entity to issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) any Equity Securities, except for any Lien pursuant to the Seller Debt Facility Agreements (which Liens will be released at the Closing);

(v) shall not and shall not permit any Education Entity to (1) except for merit- or promotion-based increases in base salary consistent with past practice of the Seller or grants or payments of bonus awards in the ordinary course of business consistent with past practice, increase the compensation or benefits payable or to become payable to any current or former Education Personnel, (2) except as provided in Section 5.01(b)(v)(6), establish, adopt, enter into, amend or terminate any: (i) Education Plan (or any plan or agreement that would be an Education Plan if in existence on the date of this Agreement) or (ii)(A) Seller Plan, if the Closing Date is on or prior to December 31, 2017, or (B) Seller Plan, if the Closing Date occurs after December 31, 2017, except amendments or modifications made as a result of renewals of insurance Contracts or other funding arrangements that have been made historically in the ordinary course of business that would not result in a material Liability to any Education Entity, (3) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Benefit Arrangement that would result in a Liability to any Education Entity, (4) enter into, adopt, or modify any collective bargaining agreement or other Contract with any labor organization, (5) implement any employee layoffs implicating WARN, or (6) hire or otherwise enter into any employment or consulting agreement or arrangement with any employee, consultant, independent contractor or other individual service provider, or terminate any employee, consultant, independent contractor or other individual service provider, in each case, whose base compensation would exceed, on an annualized basis, $180,000; provided, however, that the Seller or any Education Entity may (1) take any such action to the extent required by the terms of an existing Contract or Education Plan or (2) take any such action to the extent set forth in the Employee Matters Agreement;

(vi) shall not with respect to the Business, and shall not permit any Education Entity to, make any material change in financial accounting methods, principles or practices, except to the extent as may be required by a change in applicable Law or GAAP or by any Governmental Authority (including the SEC or the Public Company Accounting Oversight Board);

(vii) shall not with respect to the Business, and shall not permit any Education Entity to, make any acquisition of (including by merger, consolidation or acquisition of stock or assets), directly or indirectly, any material assets, securities, properties, interests or businesses;

(viii) shall not with respect to the Business, and shall not permit any Education Entity to, incur any Indebtedness except for, in each case, (1) Indebtedness incurred in the ordinary course of business, (2) Indebtedness as reasonably necessary to finance any capital expenditures permitted under Section 5.01(b)(ix), (3) guarantees by an Education Entity of existing Indebtedness of any other Education Entity, (4) guarantees and other credit support by the Seller or any Education Entity of obligations of any Education Entity, (5) borrowings under existing revolving credit facilities (or replacements thereof on comparable terms) or existing commercial paper programs in the ordinary course of business or (6) Indebtedness to be paid off at or prior to the Closing;

(ix) shall not incur or commit to incur with respect to the Business, and shall not permit any Education Entity to, incur or commit to incur any capital expenditure, except for capital expenditures (1) in the ordinary course of business consistent with the budget for the Business, and (2) in accordance with the schedule set forth in Section 5.01(b)(ix) of the Seller Disclosure Letter detailing capital expenditures related to (A) purchases of fixed assets in the ordinary course of business, (B) the buildout of the Seller’s new corporate headquarters located at 655 New York Avenue, NW, Washington, DC and (C) capitalized software development, or with respect to any capital expenditure not addressed by the foregoing clause (1), not to exceed $500,000 individually or $1,000,000 in the aggregate;

(x) shall not, and shall not permit any Education Entity to, sell, lease, license or otherwise transfer or convey or create or incur any Lien (other than Permitted Liens) on any of the assets, properties, or interests of the Business, other than in the ordinary course of business;

(xi) shall not with respect to the Business, and shall not permit any Education Entity to, make any loans, advances or capital contributions to, or investments in, any other Person (other than an Education Entity), in excess of $100,000 individually or $500,000 in the aggregate, other than in the ordinary course of business; provided, however, that any such loan, advance or capital contribution made pursuant to this Section 5.01(b)(xi) shall be repaid prior to the Closing Date;

(xii) shall not, and shall not permit any Education Entity to, cancel, compromise, release or assign any Indebtedness owed to the Business by a third party;

(xiii) shall not, and shall not permit any Education Entity to, enter into any Contract that would be a Material Contract if entered into on or prior to the date hereof, or amend or modify in any material respect or, terminate any Material Contract, relinquish, fail to renew, or amend or modify any pricing term or any other term in any material respect of any Material Contract, or otherwise waive, release or assign any of its material rights, claims or benefits with respect to any Material Contract, in each case under this Section 5.01(b)(xiii), outside of the ordinary course of business;

(xiv) shall not, and shall not permit any Education Entity to, grant any guarantee of performance to any customer of the Business outside of the ordinary course of business;

(xv) other than in the ordinary course of business, shall not with respect to the Business, and shall not permit any Education Entity to, revoke or change any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability or refund or file any material amended Tax Return;

(xvi) shall not, and shall not permit any Education Entity to, waive, release, assign, settle or compromise any material Claim against the Seller (solely to the extent primarily related to the ownership or operation of the Business or would otherwise constitute an Assumed Liability) or against any Education Entity, except for (1) waivers, releases, assignments, settlements or compromises in the ordinary course of business or (2) waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, the amount of monetary damages to be paid by the Seller or the Education Entities does not exceed (I) the amount with respect thereto reflected on the Financial Statements (including the notes thereto) or (II) $1,000,000, in the aggregate, in each case, in excess of the proceeds actually received from any insurance policies in connection with such payment;

(xvii) shall not with respect to the Business, and shall not permit any Education Entity, to make any changes to the cash management customs and practices (including the collection of receivables and prepayments, payment of payables, deferment of expenditures and pricing and credit practices) of the Business that would be inconsistent the operation of the Business in the ordinary course;

(xviii) shall not waive or amend any provision of any confidentiality, nondisclosure or similar arrangements entered into with bidders or Third Parties in connection with the contemplated sale of the Business in a manner that would adversely affect the rights of the Seller with respect to the Education Business; provided, however, that nothing in this Section 5.01(b)(xviii) shall prohibit or otherwise restrict the Seller from granting any waiver, amendment or release under any confidentiality agreement, standstill agreement or similar agreement solely to the extent necessary to allow a Seller Takeover Proposal to be made to the Seller or the Seller Board (or any committee thereof); or

(xix) shall not, and shall not permit any Education Entity to, agree, resolve or commit to do any of the foregoing.

(c) Not less than five (5) Business Days prior to the Closing, the Seller shall deliver to Parent a supplement of Section 3.14(a) of the Seller Disclosure Letter, which shall identify those Contracts with respect to the Business entered into by the Seller or any Education Entity after the date of this Agreement not in violation of the terms hereof which would have constituted Material Contracts if such Contracts had been in effect as of the date hereof, and such Contracts identified on such supplement to Section 3.14(a) of the Seller Disclosure Letter shall be deemed Material Contracts for all purposes hereof so long as such Contracts were entered into in accordance with the terms hereof. The Seller or the Education Entities shall also promptly deliver to Parent a true, complete and correct copy of each such Contract no later than the time at which the Seller delivers such supplement to Section 3.14(a) of the Seller Disclosure Letter.

(d) Excluded Education Assets. Notwithstanding anything to the contrary in this Agreement, at or prior to the Closing, the Seller shall have the right to (and to cause the Education Entities to) Transfer any of the Excluded Education Assets without liability to any Education Entity without the consent of the Purchaser and without any adjustment to the Purchase Price, provided, that the Purchaser shall be entitled to review and comment on the documentation implementing any such Transfer and the Seller will consider the Purchaser’s comments in good faith.

(e) No Control of the Seller’s Business. The Purchaser Group acknowledges and agrees that (i) nothing in this Agreement, including Section 5.01(a) and Section 5.01(b), is intended to give the Purchaser Group, directly or indirectly, the right to control or direct the operations of the Seller or any Education Entity prior to the Closing, and (ii) prior to the Closing, subject to the terms and conditions of this Agreement, the Seller and the Education Entities shall exercise complete control and supervision over their respective operations, including the Business.

(f) Advice of Changes. Each Party shall promptly advise the other Party orally and in writing of any change or event that would be reasonably expected to prevent or materially delay any of the conditions precedent described in Article VI from being satisfied.

(g) Health Care Transaction Matters. Except for (i) matters set forth in Section 5.01(a) of the Seller Disclosure Letter or otherwise expressly permitted or required by this Agreement, the Health Care Transaction Documents or matters required by a Governmental Authority or by applicable Law or (ii) with the prior written consent of Purchaser, from the date of this Agreement until the Closing, the Seller shall not, and shall cause each of its Subsidiaries (including the Health Care Entities) not to, take any action with respect to the Health Care Entities, the Health Care Business, or the assets and liabilities of any Health Care Entity that has the effect, directly or indirectly, of creating, imposing or increasing any material Liability that will be borne by the Education Entities or any of its Subsidiaries following the Closing. Except with the prior written consent of Purchaser, from the date of this Agreement until the Closing, the Seller shall not, and shall cause each of its Subsidiaries (including the Health Care Entities) not to, transfer to any Health Care Entity any material asset (other than the Excluded Assets) that would otherwise have been an asset of an Education Entity following the Closing.

Section 5.02 No Solicitation by the Seller.

(a) No Solicitation. The Seller shall not, and shall cause each of its Affiliates and its and their respective Representatives not to, directly or indirectly (i) solicit, initiate or knowingly encourage, induce or facilitate (including by way of furnishing non-public information relating to any Subsidiary of the Seller) any Education Takeover Proposal or any Seller Takeover Proposal (each, a “Takeover Proposal”) or any inquiry or proposal that would reasonably be expected to lead to a Takeover Proposal, in each case, except for this Agreement, the Education Transaction Documents and the Transactions, (ii) conduct, continue or otherwise participate in any discussions or negotiations with any Person (except for Parent and Parent’s Affiliates and its and their respective Representatives in respect of the Education Transaction or Health Care Buyer and Health Care Buyer’s Affiliates and its and their respective Representatives in respect of the Health Care Transaction) regarding, or furnish to any Person, any nonpublic information with respect to, or cooperate in any way with any Person with respect to, any Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Takeover Proposal or (iv) approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, a Takeover Proposal or resolve to do any of the foregoing; provided, however, that (1) ministerial acts, such as answering unsolicited phone calls, shall not be deemed to “facilitate” for purposes of, or otherwise to constitute a breach of, this Section 5.02(a) and (2) the Seller, its Affiliates and its and their respective Representatives shall be permitted to inform any such Person of the terms of this Agreement or contact any such Person to ascertain facts or clarify terms and conditions of any Seller Takeover Proposal or any such inquiry or proposal. The Seller shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease all existing discussions or negotiations with any Person (except for Parent and Parent’s Affiliates and its and their respective Representatives in respect of the Education Transaction or Health Care Buyer and Health Care Buyer’s Affiliates and its and their respective Representatives in respect of the Health Care Transaction) with respect to any actual or potential Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding anything to the contrary in this Agreement, the Seller may grant a waiver, amendment or release under any confidentiality agreement, standstill agreement or similar agreement solely to the extent necessary to allow a Seller Takeover Proposal to be made to the Seller or the Seller Board (or any committee thereof).

(b) Seller Takeover Proposal. Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Seller Stockholder Approval, in response to the receipt of a written Seller Takeover Proposal, which did not result from a breach of this Section 5.02, made after the date of this Agreement that the Seller Board determines in good faith (after consultation with a financial advisor and outside legal counsel) constitutes or is reasonably expected to lead to a Superior Seller Proposal and that the failure to take action with respect thereto would be inconsistent with the Seller Board’s fiduciary duties under applicable Law, the Seller and its Representatives may (1) furnish information with respect to the Seller and its Subsidiaries to the Person making such Seller Takeover Proposal (and such Person’s Representatives) pursuant to an executed confidentiality agreement containing terms that are not less restrictive, in any material respect, to the other party than those contained in the Confidentiality Agreement (such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain any standstill or similar provision; provided, further, that all such information has previously been provided or made available (including through electronic data room access) to Parent or its Representatives or is provided or made available (including through electronic data room access) to Parent or its Representatives prior to or promptly (and in any event within twenty-four (24) hours) after the provision of such information to such Person, and (2) participate in discussions regarding the terms of such Seller Takeover Proposal, including terms of a Seller Acquisition Agreement with respect thereto, and the negotiation of such terms and such Seller Acquisition Agreement with the Person making such Seller Takeover Proposal (and such Person’s Representatives). The Seller shall promptly (and in any event within twenty-four (24) hours) notify Parent and Merger Sub if the Seller commences furnishing non-public information or commences discussions or negotiations as provided in this Section 5.02(b).

(c) Seller Acquisition Agreement. Except as set forth in Section 5.02(b) and Section 5.02(d), including any Acceptable Confidentiality Agreement contemplated by Section 5.02(b), and subject to compliance with this Section 5.02, the Seller Board shall not authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Seller or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Seller Takeover Proposal, or requiring, or that would reasonably be expected to cause, the Seller to abandon or terminate this Agreement (a “Seller Acquisition Agreement”).

(d) Superior Seller Proposal. Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Seller Stockholder Approval, in response to the Seller’s receipt of a written Superior Seller Proposal that did not result from a breach of this Section 5.02, the Seller Board may authorize and direct the Seller to terminate this Agreement pursuant to Section 7.01(c)(i), if and only if, prior to taking such action, the Seller Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to authorize and direct the Seller to so terminate this Agreement would be inconsistent with the Seller Board’s fiduciary duties under applicable Law; provided, however, that the Seller Board may not authorize or direct the Seller to terminate this Agreement pursuant to Section 7.01(c)(i) unless (1) the Seller Board has delivered to Parent prior written notice (a “Termination Notice”) that the Seller Board (A) has concluded in good faith that the applicable Seller Takeover Proposal constitutes a Superior Seller Proposal and (B) is prepared to authorize and promptly direct the Seller to terminate this Agreement pursuant to Section 7.01(c)(i) absent any revisions to this Agreement by which the Purchaser Group has committed to be bound in writing and/or the Health Care Merger Agreement by which Health Care Buyer and Health Care Merger Sub have committed to be bound in writing that would cause such Superior Seller Proposal to cease to constitute a Superior Seller Proposal, and which Termination Notice shall (I) include the basis for such action, (II) identify the Person making the Superior Seller Proposal and (III) attach the most current draft of any proposed Seller Acquisition Agreement with respect to such Superior Seller Proposal and a copy of any related financing commitments in the Seller’s possession or under its control, (2) if requested by Parent, during the five (5) Business Day period after the date of delivery of the Termination Notice (provided that, for purposes of this Section 5.02(d) and notwithstanding anything to the contrary in Section 10.16(a), if a Termination Notice is delivered prior to 9:00 a.m. Washington, DC time on a Business Day, such Business Day shall be included as one (1) Business Day in such five (5) Business Day period), the Seller and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement and/or, if requested by Health Care Buyer, the Health Care Merger Agreement, that are proposed by Parent or Health Care Buyer, as applicable, and (3) following 5:00 p.m. Washington, DC time on the last day of such five (5) Business Day period, the Seller Board shall have determined (after consultation with outside legal counsel and a financial advisor), giving due consideration to any such revisions to the terms of this Agreement and/or the Health Care Merger Agreement by which the Purchaser Group or Health Care Buyer and Health Care Merger Sub, as applicable, have committed to be bound in writing prior to 5:00 p.m. Washington, DC time on the last day of such five (5) Business Day period, that the Superior Seller Proposal continues to constitute a Superior Seller Proposal (assuming any such revisions committed to in writing by the Purchaser Group, Health Care Buyer and Health Care Merger Sub were to be given effect) and that the failure to take such action would be inconsistent with the Seller Board’s fiduciary duties under applicable Law; provided, however, that, if any material revisions are made to any such Superior Seller Proposal, the Seller Board shall notify Parent of such revisions in writing and, if requested by Parent, during the two (2) Business Day period after delivery of such notice, the Seller and its Representatives shall be required to comply with the requirements of the foregoing proviso of this Section 5.02(d) anew with respect to such additional notice (it being understood that all references in such proviso to “five (5) Business Days” or “five (5) Business Day period” shall be to “two (2) Business Days” or “two (2) Business Day period,” respectively).

(e) Reasonable Information. The Seller shall promptly (and in any event within twenty-four (24) hours) advise Parent orally and in writing of any Takeover Proposal or Health Care Takeover Proposal or a request for information relating to the Seller or any of its Subsidiaries that is reasonably expected to lead to or that contemplates a Takeover Proposal or Health Care Takeover Proposal, the material terms and conditions of any such Takeover Proposal (including an unredacted copy of such Takeover Proposal or Health Care Takeover Proposal or, where such Takeover Proposal or Health Care Takeover Proposal is not in writing, a description of the terms thereof) and the identity of the Person making any such Takeover Proposal or Health Care Takeover Proposal. The Seller shall keep Parent reasonably informed on a current basis of the material terms and status (including any change to the terms thereof) of any

Takeover Proposal or Health Care Takeover Proposal, including by promptly providing to Parent copies (and in no event later than twenty-four (24) hours after receipt) of any correspondence, proposals, indications of interest and draft agreements and copies of any financing commitments relating to such Takeover Proposal or Health Care Takeover Proposal. The Seller agrees that neither it nor any of its Subsidiaries will not enter into any agreement with any Person that prohibits the Seller from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.02.

(f) Certain Disclosures. Nothing in this Section 5.02 shall prohibit the Seller from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the Seller Stockholders if, in the good-faith judgment of the Seller Board (after consultation with outside legal counsel) failure to so disclose would reasonably be expected to be inconsistent with its obligations under applicable Law.

(g) Representatives. The Seller agrees that any material breach of this Section 5.02 by any of its Representatives will be deemed to be a breach of this Agreement by the Seller.

(h) Definitions. For purposes of this Agreement:

(i) “Education Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (1) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving any Education Entity, (2) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in an Education Entity or otherwise) of any business or assets of the Education Entities (other than sale of supplies, equipment or inventory in the ordinary course of business consistent with past practices), (3) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) of any Education Entity, (4) transaction (including any tender offer or exchange offer) in which any Person (or the stockholders of any Person) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of any capital stock of any Education Entity or (5) any combination of the foregoing; provided, however, that a Seller Takeover Proposal shall not constitute an Education Takeover Proposal.

(ii) “Seller Takeover Proposal” means any proposal or offer (whether or not in writing) from any Person (other than Health Care Buyer or Health Care Merger Sub in respect of the Health Care Transaction), with respect to any (1) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving the Seller pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act, a “group”) of Persons would hold securities representing 25% or more of the total outstanding voting power of the Seller, (2) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Seller or otherwise) of any business or assets of the Seller and its Subsidiaries constituting or representing 25% or more of the consolidated revenues, net income or assets of the Seller and its Subsidiaries, taken as a whole, (3) issuance, sale or other disposition, directly or indirectly, to any Person or “group” of Persons of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of the Seller, (4) transaction (including any tender offer or exchange offer) in which any Person or “group” of Persons would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the voting power of Seller or (5) any combination of the foregoing; provided, however, that a Health Care Takeover Proposal shall not constitute a Seller Takeover Proposal.

(iii) “Health Care Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (1) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving any Health Care Entity, (2) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Health Care Entity or otherwise) of any business or assets of the Health Care Entities (other than sale of supplies, equipment or inventory in the ordinary course of business consistent with past practices), (3) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) of any Health Care Entity, (4) transaction (including any tender offer or exchange offer) in which any Person (or the stockholders of any Person) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of any capital stock of any Health Care Entity or (5) any combination of the foregoing; provided however, that a Health Care Takeover Proposal shall not (A) result in any of the effects set forth in clauses (1) through (5) of the definition of Education Takeover Proposal and (B) constitute a Seller Takeover Proposal.

(iv) “Superior Seller Proposal” means a written Seller Takeover Proposal (provided that, for purposes of this definition, references in the definition of Seller Takeover Proposal to “25% or more” shall each be deemed references to “more than 75%”), which the Seller Board determines in good faith, after consultation with outside legal counsel and a financial advisor, is reasonably likely to be consummated in accordance with its terms, and, after taking into account the legal, financial, regulatory and other aspects of such Seller Takeover Proposal, including the identity of the Person making such Seller Takeover Proposal and financing terms thereof, and such other factors of such Seller Takeover Proposal that are deemed relevant by the Seller Board, is more favorable to the Seller Stockholders from a financial point of view than the Transactions (after taking into account any proposed revisions to the terms of this Agreement and/or the Health Care Merger Agreement that are committed to in writing by the Purchaser Group or Health Care Buyer and Health Care Merger Sub, as applicable (including pursuant to Section 5.02(d)).

Section 5.03 Pre-Closing Access to Information; Confidentiality.

(a) Subject to applicable Law and the Confidentiality Agreement, the Seller shall, and shall cause each of the Education Entities to, provide the Purchaser Group and its Representatives reasonable access, during normal business hours and upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Section 7.01, to the Seller’s (but solely to the extent primarily related to the Business) and the Education Entities’ material properties, books, contracts, commitments, personnel and records; provided, however, that the Seller or the Education Entities may withhold from the Purchaser Group or its Representatives any document or information that the Seller believes (i) is subject to the terms of a confidentiality agreement with a Third Party (provided that the Seller shall use its commercially reasonable efforts to obtain the required consent or waiver of such third party or implement requisite procedures to enable the disclosure or provision of reasonable access to such document or information without violating such agreement) or (ii) is subject to any attorney–client privilege (provided that the Seller shall use its commercially reasonable best efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney–client privilege). The relevant parties shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions in the foregoing clauses (i) and (ii) apply; provided that the Seller or Education Entities shall provide notice of the basis for such restriction.

(b) The Purchaser Group agrees that it shall not, and shall cause its Affiliates and Representatives not to, prior to the Closing, use any information obtained pursuant to this Section 5.03 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement.

(c) All documents and information exchanged pursuant to this Section 5.03 shall be subject to the letter agreement, dated as of February 25, 2017, between the Seller and Vista Equity Partners Management, LLC (the “Confidentiality Agreement”), as if the Purchaser Group were subject to the obligations of Vista Equity Partners Management, LLC under the Confidentiality Agreement.

Section 5.04 Post-Closing Access to Information. Subject to Section 9.05, for a period of six (6) years after the Closing, each of the Parties shall give the other and the other’s Affiliates and its and their Representatives access to the Books and Records and the books and records of the Education Entities or the Health Care Entities (to the extent primarily related to the Business) (collectively, the “Accessible Information”) transferred to the Purchaser Group or retained by the Seller, as applicable (even if any Accessible Information is or becomes commingled with books and records of the Purchaser Group or the Seller and their respective Affiliates), and the properties, personnel and Representatives of each Party, as may be reasonably required by the requesting Party or such Party’s Affiliates, including to the extent necessary for the preparation of financial statements or regulatory filings in respect of periods ending on or prior to the Closing, or in connection with any insurance claims, Claims or any obligations under this Agreement or any agreement, document or instrument contemplated hereby or thereby. At the requesting Party’s cost and expense, the requesting Party and its Affiliates and its and their respective Representatives shall be entitled to make copies of, and conduct searches with respect to or in order to identify, any Accessible Information to which such Persons are entitled to access pursuant to this Section 5.04. Any such access shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances, and shall be subject to restrictions under Law and any confidentiality obligations to which the Parties are bound. Except as otherwise provided in Section 9.05, each Party shall preserve and keep the Accessible Information held by such Party or any of its Affiliates relating to the Transferred Assets prior to the Closing for a period of six (6) years following the Closing Date. Each Party shall, and shall cause its Affiliates and Representatives to, (a) keep all information accessed pursuant to this Section 5.04 confidential, (b) not publicly disclose such information to any other Person (except where such disclosure, upon the advice of outside counsel, is required by Law and only to the extent required by applicable Law); provided that each Party or its Affiliates may disclose such information to its Representatives or other Persons that have a duty of confidentiality (or similar duty or obligation of non-disclosure) to such disclosing Party, and (c) not use such information other than for the express purposes set forth in this Section 5.04. Notwithstanding the foregoing and except as otherwise provided in Section 9.05, any and all such Accessible Information may be destroyed by the Parties after the sixth (6th) anniversary of the Closing Date (or such later date as required by applicable Law).

Section 5.05 Further Actions; Regulatory Approvals; Required Actions.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary to cause the conditions to the Closing set forth in Article VI to be satisfied as promptly as reasonably practicable and to effect the Closing as promptly as reasonably practicable, including (i) making all necessary Filings with Governmental Authorities or Third Parties and (ii) requesting early termination of the waiting period under the HSR Act applicable to the transactions contemplated by this Agreement and obtaining the HSR Clearance and all other Consents of Governmental Authorities that are necessary to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable. The Purchaser Group shall be responsible for 100% of the fees, costs and expenses (except for the fees, costs and expenses of the Seller’s advisors), including any filing fees, associated with any Filings or Consents contemplated by this Section 5.05.

(b) In connection with and without limiting the generality of Section 5.05(a), each Party shall:

(i) file or cause to be filed with the Department of Justice and the Federal Trade Commission, in consultation and cooperation with the other, as promptly as practicable after the date of this Agreement and, in any event, no later than ten (10) days after the date of this Agreement, an appropriate Notification and Report Form pursuant to the HSR Act relating to the transactions contemplated by this Agreement;

(ii) make or cause to be made, in consultation and cooperation with the other, as promptly as practicable after the date of this Agreement, all other necessary, proper or advisable Filings under any Antitrust Law with respect to the transactions contemplated by this Agreement;

(iii) make or cause to be made, as promptly as practicable after the date of this Agreement, all other necessary Filings with other Governmental Authorities relating to the transactions contemplated by this Agreement;

(iv) furnish to the other all assistance, cooperation and information reasonably required for any such Filing and in order to achieve the effects set forth in this Section 5.05;

(v) unless prohibited by applicable Law or by a Governmental Authority, give the other reasonable prior notice of any such Filing and, to the extent reasonably practicable, of any communication with any Governmental Authority relating to the transactions contemplated by this Agreement (including with respect to any of the actions referred to in this Section 5.05(b)) and, to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such Filing or communication;

(vi) respond as promptly as practicable to any inquiries received from any Governmental Authority or any other authority enforcing applicable Antitrust Laws for additional information or documentation in connection with antitrust, competition or similar matters (including a “second request” under the HSR Act) and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Authority or other authorities not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Party; and

(vii) unless prohibited by applicable Law or a Governmental Authority, (1) not participate in or attend any meeting (whether in person or via telephone) with any Governmental Authority in respect of the transactions contemplated by this Agreement without the other Party, (2) keep the other Party apprised with respect to any meeting or substantive conversation with any Governmental Authority in respect of the transactions contemplated by this Agreement, (3) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the transactions contemplated by this Agreement, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (4) furnish the other Party with copies of all substantive correspondence, Filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement, the transactions contemplated by this Agreement; provided, however, that the Parties shall be permitted to redact any correspondence, Filing or communication to the extent such correspondence, Filing or communication contains commercially sensitive information.

For the avoidance of doubt, this Section 5.05(b) and Section 5.05(d) shall not apply with respect to Tax matters.

(c) The Purchaser Group shall not, and shall cause its Affiliates not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), that could reasonably be expected to adversely affect obtaining or making any Consent or Filing contemplated by this Section 5.05 or the timely receipt thereof. In furtherance of and without limiting any of the Purchaser Group’s covenants and agreements under this Section 5.05, the Purchaser Group shall take all actions necessary, proper or advisable to avoid or eliminate each and every impediment that may be asserted by a Governmental Authority with respect to the transactions contemplated by this Agreement, including pursuant to any Antitrust Law, so as to enable the Closing to occur as soon as reasonably possible, which actions shall include the following:

(i) defending through litigation on the merits, including appeals, any Claim asserted in any court or other proceeding by any Person, including any Governmental Authority, that seeks to or could prevent or prohibit or impede, interfere with or delay the consummation of the Closing;

(ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of the Purchaser Group or its Affiliates or the Education Entities, including entering into customary ancillary agreements on commercially reasonable terms relating to any such sale, divestiture, licensing or disposition;

(iii) agreeing to any limitation on the conduct of the Purchaser Group or its Affiliates (including, after the Closing, the Education Entities); and

(iv) agreeing to take any other action as may be required by a Governmental Authority in order to effect each of the following: (1) obtaining the HSR Clearance and any other Consent of a Governmental Authority under any Antitrust Law that is necessary, appropriate or advisable to consummate the transactions contemplated by this Agreement, (2) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Judgment, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing and (3) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing.

(d) The Parties shall (i) promptly notify the other prior to the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Authority with respect to the transactions contemplated by this Agreement, (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other Parties of any communication to or from any Governmental Authority regarding the transactions contemplated by this Agreement, and (iv) promptly notify the other of any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the transactions contemplated by this Agreement.

(e) Prior to the Closing, the Seller shall use its commercially reasonable efforts to obtain the written Consent of any Third Party (other than a Governmental Authority) that is disclosed in Section 3.05(a)(ii) of the Seller Disclosure Letter and that is necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided, however, that (i) the Seller shall not be required to expend material amounts of money, commence any litigation or offer or grant any accommodation (financial or otherwise) to any such Third Party or any other Person and (ii) the Seller shall not have any obligation under this Section 5.05(e) with respect to any Inactive Contract. The Purchaser Group shall use its commercially reasonable efforts to assist the Seller in obtaining each such Consent. Notwithstanding the foregoing, the receipt of any such Consent shall not be a condition to any Party’s obligation to effect the Closing.

Section 5.06 Public Announcements. Except with respect to (a) any Seller Takeover Proposal or Health Care Takeover Proposal, (b) any dispute between or among the Parties regarding this Agreement or the Transactions or (c) any press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, Filings with the SEC, Q&As or other publicly disclosed documents, in each case under this clause (b), to the extent such disclosure is still accurate, each of the Parties agrees that no public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which case the Party required to make the release or announcement shall, to the extent reasonably practicable, provide prior written notice to the other Party of the contents of such release or announcement and allow the other Party to comment on such release or announcement in advance of such issuance. The Parties agree that the initial press release to be issued with respect to the execution of this Agreement shall be in a form agreed to by the Parties.

Section 5.07 Fees, Costs and Expenses. Except as provided otherwise in this Agreement, including Section 5.05(a) and Article VII, all fees, costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs.

Section 5.08 Indemnification, Exculpation and Insurance.

(a) Prior to the Closing Date, the Seller shall at its own cost purchase “tail” coverage for the six (6) year period following the Closing under the directors’ and officers’ liability insurance policies of the Seller and Education Entities to be in place prior to the Closing Date (the “D&O Tail”) with respect to the matters set forth in this Section 5.08 that provides coverage no less favorable in scope and amount to the coverage provided by such policies prior to the Closing Date. The Seller shall provide the Purchaser and its Representatives an opportunity to review and comment upon the terms of the D&O Tail a reasonable time prior to the Closing Date.

(b) The Purchaser Group agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the current or former directors, officers or employees of the Education Entities as provided in their respective Organizational Documents and any indemnification or other similar Contracts of any Education Entity, in each case, as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and the Purchaser Group shall cause the Education Entities to perform their respective obligations thereunder. The Purchaser Group shall not permit any such indemnification, advancement of expenses or exculpation provision to be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights of the Education Indemnified Parties thereunder, unless any such amendment, repeal or modification is required by applicable Law. Without limiting the foregoing, from and after the Closing, the Purchaser Group agrees that it shall indemnify and hold harmless each individual who is a current or former director, officer or employee of any Education Entity and each individual who becomes, prior to the Closing, a director, officer or employee of any Education Entity or who is, as of the date of this Agreement, or who thereafter commences prior to the Closing, serving at the request of any Education Entity as a director, officer or employee of another Person (the “Education Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Claim, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Closing (including this Agreement and the transactions and actions contemplated by this Agreement)), arising out of or pertaining to the fact that the Education Indemnified Party is or was a director, officer or employee of any Education Entity or is or was serving at the request of any Education Entity as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted under applicable Law. In the event of any such Claim, (i) each Education Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any such Claim from the Purchaser Group within ten (10) Business Days after receipt by the Purchaser from the Education Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law or the applicable Education Entity’s Organizational Documents, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (ii) the Purchaser Group shall cooperate in good faith in the defense of any such matter. Any determination required to be made with respect to whether any Education Indemnified Party’s conduct complies with an applicable standard under applicable Law, the applicable Organizational Documents of any Education Entity or applicable indemnification agreements, as the case may be, shall be made by independent legal counsel to be agreed upon by the Education Indemnified Party and the Purchaser acting reasonably.

(c) In the event that the Purchaser Group or any Education Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, the Purchaser Group or such Education Entity, as applicable, shall cause proper provision to be made so that the successors and assigns of the Purchaser Group or such Education Entity, as applicable, assume the covenants and agreements set forth in this Section 5.08.

(d) The provisions of this Section 5.08 (i) shall survive the Closing indefinitely, (ii) are intended to be for the benefit of, and shall be enforceable by, each indemnified or insured party (including the Education Indemnified Parties), his or her heirs and his or her representatives, all of which, are express third-party beneficiaries of this Section 5.08 and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 5.09 Seller Names and Marks.

(a) Except as set forth in this Section 5.09 or the Cross-License Agreement, from and after the Closing, the Purchaser Group shall not use, or permit any of its Affiliates to use, any Seller Names and Marks in the operation or ownership of the Transferred Assets or Education Entities (including the Business) and the Purchaser Group shall, as soon as practicable, and in any event within one hundred fifty (150) days following the Closing Date, remove, strike over or otherwise obliterate all the Seller Names and Marks from all materials, including signage, vehicles, facilities, business cards, schedules, stationery, packaging materials, displays, promotional materials, manuals, forms, software or other materials. However, for clarity, the foregoing sentence does not require the Purchaser Group or its Affiliates to remove any Seller Names and Marks solely to the extent they are included as of the Closing Date in any source code, internal programmer help files, internal build materials, or internal product development materials included in the Transferred Assets to the extent not publically displayed. Furthermore, without limiting either Party’s obligations regarding confidentiality, public statements or other matters under this Agreement, this Section 5.09 shall not be construed to prohibit the Purchaser Group or its Affiliates from referring to the Seller Marks in factual descriptions of the Seller’s prior ownership of the Business for historical or informational purposes, provided that such marks are not used as a Trademark. From and after the Closing until such removal occurs (and in any event no later than one hundred fifty (150) days following the Closing Date), subject to the terms and conditions hereof, the Seller hereby grants the Purchaser Group and its Affiliates a limited, personal, non-assignable and non-sublicensable, non-exclusive license to use the Seller Names and Marks solely in connection with transitioning to new names and marks in accordance with this Section 5.09. Any use by the Purchaser Group or any of its Affiliates of any of the Seller Names and Marks as permitted in this Section 5.09 is subject to their use of the Seller Names and Marks in a form and manner, and with standards of quality, of that in effect for the Seller Names and Marks as of the Closing Date. The Purchaser Group and its Affiliates shall not use the Seller Names and Marks in a manner that may reflect negatively on such name and marks or on the Seller or its Affiliates.

(b) The license granted under this Section 5.09 may be terminated by written notice if the Purchaser Group or any of its Affiliates materially breaches this Section 5.09 and does not cure such breach within ten (10) days after written notice thereof from the Seller. Upon such termination of the license granted hereunder, the Purchaser Group shall not use, and shall cause its Affiliates not to use, any of the Seller Names and Marks.

Section 5.10 Insurance.

(a) Subject to Section 5.10(b), from and after the Closing, (a) the Education Entities, the Business, the Transferred Assets and the Assumed Liabilities, and the operations, assets and Liabilities in respect thereof, shall cease to be insured by any of the Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and (b) neither the

Purchaser Group nor any of its Affiliates (including, for the avoidance of doubt, the Education Entities) shall have any access, right, title or interest in or to any such insurance policies or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover the Business, the Transferred Assets or the Assumed Liabilities, or the operations, assets or Liabilities in respect thereof. From and after the Closing, the Purchaser Group shall be responsible for securing all insurance it considers appropriate for the Business, the Transferred Assets and the Assumed Liabilities, and the operations, assets and Liabilities in respect thereof.

(b) Notwithstanding anything to the contrary in Section 5.10(a), with respect to events or circumstances relating to the Education Entities, the Business, the Transferred Assets or the Assumed Liabilities, or the operations, assets and Liabilities in respect thereof, that occurred or existed prior to the Closing Date that are covered by insurance policies of the Seller or its Affiliates (including any self-insured policies or programs), the Purchaser Group or its Affiliates may, or on its behalf may cause the Seller or its Affiliates to, make claims under such policies; provided, however, that:

(i) by making, or causing to be made, such claims, (1) the Purchaser Group and its respective Affiliates agree to reimburse the Seller and its respective Affiliates for any costs incurred by the Seller or its Affiliates as a result of such claims, including any retroactive or prospective premium adjustments associated with such coverage (other than the cost of paying any claims under any self-insured policies or programs), as such amounts are determined in accordance with those policies from time to time and (2) the Purchaser Group and its Affiliates agree to pay and satisfy any deductible or retention amount associated with all such claims;

(ii) neither the Purchaser Group nor any of its Affiliates shall make any such claims if, and to the extent that, such claims are covered by any insurance policy issued to or maintained by the Purchaser Group or its Affiliates; and

(iii) neither the Seller nor any of its Affiliates shall be liable under any circumstances for the inability of the Purchaser Group or its Affiliates to collect insurance proceeds under any insurance policy.

Section 5.11 Post-Closing Transfers.

(a) If at any time following the Closing, any Party (or any Affiliate of such Party) shall receive or otherwise possess any asset or Liability that is allocated to the other Party pursuant to this Agreement or any Ancillary Agreement, such Party shall (or shall cause its Affiliate to) (the “Transferor Party”) promptly transfer, or cause to be transferred, such asset (each, a “Non-Transferred Asset”) or liability (each, a “Non-Transferred Liability”), as the case may be, to the other Party (or to such Party’s Affiliate) (the “Transferee Party”) entitled to such Non-Transferred Asset or responsible for such Non-Transferred Liability, as the case may be, and the Transferee Party entitled to such Non-Transferred Asset or responsible for such Non-Transferred Liability shall accept such Non-Transferred Asset or accept, assume and agree faithfully to perform or discharge such Non-Transferred Liability, as applicable. If any transfer or assignment of any Non-Transferred Asset under this Section 5.11 is unable to be consummated promptly for any reason, then, insofar as reasonably possible, the Transferor Party retaining such Non-Transferred Asset shall thereafter hold such Non-Transferred Asset for the use and benefit of the Transferee Party entitled thereto. In addition, the Transferor Party retaining such Non-Transferred Asset shall, insofar as reasonably possible and to the extent permitted by Law, take such actions as may be reasonably requested by the Transferee Party to whom such Non-Transferred Asset is to be transferred or assigned, in order to place such Transferee Party in a substantially similar position as if such Non-Transferred Asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Non-Transferred Asset, including use, risk of loss, Tax costs, potential for gain, and dominion, control and command over such Non-Transferred Asset, is to inure from and after the Closing to the Transferee Party. The reasonable out-of-pocket costs and expenses associated with any such transfers or assignments of Non-Transferred Assets or assumption of Non-Transferred Liabilities, including reasonable attorneys’ fees and all recording or similar fees, shall be borne by the Party that would have been responsible for such costs and expenses if the transfer, assignment or assumption had occurred at or prior to the Closing. This Section 5.11 shall not apply with respect to Consent Required Contracts.

(b) Notwithstanding anything to the contrary in Section 5.11(a), to the extent not prohibited by applicable Tax Laws (and to the extent consistent with the relevant arrangement agreed to by the Seller and the Purchaser Group pursuant to Section 5.11(a)), the Seller and the Purchaser Group agree to treat and report, and to cause their respective Affiliates to treat and report, on their Tax Returns, the Non-Transferred Assets as assets owned by the Transferee Party after the Closing. Each of the Seller and the Purchaser Group agrees to notify the other Party promptly in writing if it determines that such treatment (to the extent consistent with the relevant arrangement agreed to by the Seller and the Purchaser Group pursuant to Section 5.11(a)) is not permitted under applicable Tax Laws. Where such treatment is not permitted under applicable Tax Laws, and subject to the terms of any relevant arrangement agreed to by the Seller and the Purchaser Group pursuant to Section 5.11(a), the amount of the Liability for Taxes imposed on the Transferor Party or any of its Affiliates with respect to any Non-Transferred Asset for any taxable period (or portion thereof) beginning after the Closing Date, if any, for which the Transferee Party and its Affiliates are responsible shall be calculated on a “with and without” basis. The Transferor Party shall provide, and shall cause its Affiliates to provide, the Transferee Party with a reasonable opportunity to review the relevant portion of any applicable Tax Returns relating to any Non-Transferred Assets (and accompanying schedules, calculations and other reasonably requested work papers) as necessary for determining such Tax Liability; provided, that, in the case of Tax Returns of the Transferor Party or any of its Affiliates (or of a consolidated, combined, unitary or Tax group including any of them), the Transferor Party may, in lieu of delivering the Tax Returns, deliver to the Transferee Party pro-forma statements setting forth in sufficient detail the information relevant for determining the relevant Tax Liability. If the Seller and the Purchaser Group are unable to reach an agreement in respect of any dispute concerning such Tax Liability, they shall promptly submit any such dispute for resolution to the Accountant. All costs and expenses of the Accountant shall be borne equally by the Seller and the Purchaser Group.

Section 5.12 Cooperation with Proxy Statement. The Purchaser Group shall supply such information reasonably required for inclusion or incorporation by reference in the Proxy Statement. The Seller will provide the Purchaser Group a reasonable opportunity to review and comment upon any disclosures in the Proxy Statement that relate to or reference the Education

Transaction, Parent or the Guarantor (or their respective Affiliates). If at any time prior to the Effective Time, any information relating to the Education Transaction, the Guarantor, the Purchaser Group, the Seller or any of its and their respective Affiliates, officers or directors, should become known to the Purchaser Group or the Seller (such Party, the “Informed Party”) which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Informed Party shall promptly notify the other Party and cooperate in the preparation and filing of an appropriate amendment or supplement describing such information.

Section 5.13 Health Care Transaction and Seller Takeover Matters.

(a) To the extent requested by the Seller, the Purchaser Group shall reasonably cooperate with the Seller in causing the consummation of the Closing and the Health Care Closing to occur and be effected on the same date, with the Closing to immediately precede (or occur concurrently with) the Health Care Closing, in each case, on the terms and subject to the conditions set forth in this Agreement and the Health Care Merger Agreement.

(b) Without the prior written consent of the Seller, prior to the Effective Time, the Purchaser Group shall not, and shall cause its Affiliates not to, enter into any Contract, arrangement or understanding (other than as provided in this Agreement or the Health Care Merger Agreement) with Health Care Buyer or its Affiliates with respect to the Transactions; provided, however, that if the Purchaser Group receives a Termination Notice, the Purchaser Group shall be permitted to engage in discussions or share information with, or enter into any Contract, arrangement or understanding with respect to a Seller Takeover Proposal and/or Health Care Takeover Proposal with, the Health Care Buyer.

(c) Without the prior written consent of the Purchaser, prior to the Closing, the Seller shall not amend, modify or waive any provision of the Health Care Transaction Documents or any ancillary agreement or documents in respect of the Transactions in a manner that (i) adversely affects in any material respect, or would reasonably be expected to adversely affect in any material respect, the Education Entities, the Business or the Purchaser Group, including with respect to the rights and obligations of the Purchaser Group under this Agreement or any Ancillary Agreement, (ii) delays, prevents, interferes with, hinders, or impairs the consummation of the transactions contemplated by this Agreement in any material respect or (iii) increases the conditionality of the Health Care Transaction in any material respect; provided, however, that nothing in this Section 5.13(a) shall prohibit or otherwise restrict the Seller from entering into a Superior Health Care Proposal Agreement or a termination of this Agreement pursuant to Section 7.01(c)(i). Subject to the foregoing, the Seller shall deliver promptly to the Purchaser copies of all amendments, modifications and waivers to the Health Care Merger Agreement.

(d) In the event that the Seller enters into a definitive, written Contract for a Health Care Takeover Proposal (a “Superior Health Care Proposal Agreement”) with any Third Party (the “Superior Health Care Proposal Buyer”) that terminates the Health Care Merger Agreement, all references herein to the “Health Care Transaction,” the “Health Care Merger

Agreement,” and “Health Care Buyer” shall become references to the transactions contemplated by the Superior Health Care Proposal Agreement and the Superior Health Care Proposal Buyer, respectively. Notwithstanding anything to the contrary herein, no termination of the Health Care Merger Agreement shall in any way affect the Seller’s obligations under this Agreement and any applicable Ancillary Agreement, which shall each remain in full force and effect.

(e) To the extent requested by the Seller, the Purchaser Group shall, and shall cause its Affiliates and Representatives to, at the Seller’s sole cost and expense, reasonably cooperate with, and provide reasonable assistance to, the Seller in connection with any Transaction Litigation.

(f) Subject to Section 5.13(c), nothing in this Agreement shall prohibit or restrict the Seller or any of its Affiliates from taking any action required by the Health Care Transaction Documents.

Section 5.14 Termination of Affiliate Contracts. Except for this Agreement and any Ancillary Agreement, at or prior to the Closing, the Seller shall terminate, or cause to be terminated, all Affiliate Contracts and shall cause each Education Entity to be released from all covenants, agreements, liabilities and obligations under such Affiliate Contracts, whether arising prior to, at or after the Closing, in each case, to be effective at or prior to the Closing.

Section 5.15 Seller Financing Cooperation. The Seller shall use its reasonable best efforts, and shall cause its Subsidiaries and its and their respective Representatives, in each case with appropriate seniority and expertise, including in its or their accounting firms, to use their reasonable best efforts, to provide, at the Purchaser Group’s sole cost and expense, to the Purchaser Group all cooperation as may be reasonably requested by the Purchaser Group in connection with the arrangement, syndication and documentation of any bank debt financing to be obtained by the Purchaser Group (the “Debt Financing”), including:

(a) participating (including using reasonable best efforts to cause members of senior management of the Seller and the Education Entities to participate) in a reasonable number of meetings and presentations with actual or prospective lenders on reasonable advance notice and at reasonable locations, investor presentations, rating agency sessions and sessions with actual or prospective lenders or investors, due diligence sessions, road shows and drafting sessions, including direct contact between senior management and the other representatives of the Seller and the Education Entities, on the one hand, and the actual or prospective lenders or investors, on the other hand, in each case upon reasonable notice, and reasonably cooperating with the marketing and due diligence efforts of the Purchaser Group and its Financing Sources, in each case in connection with the Debt Financing;

(b) assisting with the preparation of customary bank confidential information memoranda in connection with the Debt Financing and materials for rating agency presentations and bank books, private placement memoranda, offering documents, lender and investor presentations and other marketing documents necessary or proper for, or customarily used to arrange, transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the education offerings of the Seller and the Education Entities (including delivering customary representation letters, authorization letters, confirmations and undertakings as contemplated by the Debt Financing (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing)), and identifying any portion of such information that constitutes material, non-public information; provided that the Seller shall assist the Purchaser Group in its preparation of, but shall not otherwise be responsible for preparing any pro forma financial statements or projected financial information;

(c) furnishing the Purchaser Group and the Financing Sources with (i) financial and other pertinent information (and supplementing such information to the extent any such information contains any material misstatement of fact or omits to state a material fact necessary to make such information not misleading) regarding the education offerings of the Seller and the Education Entities as may be reasonably requested by the Purchaser Group in connection with the Debt Financing (and of the type and form customarily provided by companies of comparable size and comparable industry in transactions similar to the Debt Financing), including to the extent customarily included in a bank confidential information memorandum in connection with the arrangement of financing similar to the Debt Financing or in rating agency presentations, lender presentations or other customary marketing materials, and (ii) (1) the Audited Financial Statements and (2) in respect of any subsequent fiscal quarter ending at least sixty (60) days prior to the Closing Date, unaudited consolidated balance sheets and related statements of income and cash flows of the Business for such fiscal quarter, in each case prepared in accordance with GAAP (subject to the absence of footnotes and year-end adjustments, in the case of unaudited financial statements) (all such information in this clause (ii), the “Required Information”);

(d) reasonably facilitating (1) the granting of a security interest (and perfection thereof) in collateral in connection with the Debt Financing, (2) the preparation, execution and delivery of pledge and security agreements, mortgages, other definitive financing documents or other certificates or documents as may reasonably be requested by the Purchaser Group and (3) the delivery of all stock and other certificates representing equity interests in the Education Entities; provided that (x) none of the foregoing shall be effective prior to the Closing, and (y) notwithstanding anything to the contrary herein, the only assets (including equity interests) of the Seller and its Subsidiaries that shall be subject to a security interest pursuant to the Debt Financing are the Transferred Assets and the Education Stock acquired by the Purchaser Group pursuant to this Agreement and the Ancillary Agreements;

(e) furnishing (at least three (3) Business Days prior to the Closing Date) the Purchaser Group and the applicable lenders with all documentation and other information reasonably requested with respect to the Debt Financing with respect to “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent requested in writing at least nine (9) Business Days prior to the Closing Date;

(f) providing a certificate of the chief financial officer or person performing similar functions of the Seller with respect to solvency matters;

(g) facilitating and assisting in the preparation, execution and delivery of one or more credit agreements, guarantees, certificates and other definitive financing documents as may be reasonably requested by the Purchaser Group (including furnishing all information relating to the Seller and its Subsidiaries and their respective businesses to be included in any schedules thereto or in any perfection certificates); provided that the foregoing documentation shall be subject to the occurrence of the Closing Date and become effective no earlier than the Closing;

(h) obtaining customary accountants’ comfort letters and consent letters, insurance certificates and endorsements at the expense of and as reasonably requested by the Purchaser Group on behalf of the applicable lenders; and

(i) delivering notices of prepayment within the time periods required by the relevant agreements governing Indebtedness and obtaining customary payoff letters and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all Indebtedness required by the Debt Financing to be terminated.

(j) Notwithstanding the foregoing, (i) nothing shall require such cooperation as described in Section 5.15 to the extent it would unreasonably interfere with the business or day-to-day operations of the Seller or its Subsidiaries and (ii) neither the Seller nor any of its Subsidiaries shall be required to, or be required to commit, to (in the case of the Education Entities, prior to Closing) (1) pay any commitment or other similar fee or enter into any binding agreement or commitment or incur any other liability or obligation in connection with the Debt Financing (except, in each case, to the extent subject to concurrent reimbursement by the Purchaser), (2) no officer, director, employee, accountant, consultant, investment banker, legal counsel, agent or other advisor or representatives of the Seller or any of its Subsidiaries shall be required to deliver (in the case of any officer, director, employee, accountant, consultant, investment banker, legal counsel, agent or other advisor or representative of or to the Business, with respect to the immediately following clauses (A) and (B) only, prior to the Closing) (A) any legal opinion or (B) any other opinion or certificate, or to take any other action pursuant to Section 5.15 to the extent any such action would reasonably be likely to result in personal liability to such officer, director, employee, accountant, consultant, investment banker, legal counsel, agent or other advisor or representative, (3) take any action that is not contingent upon the Closing or enter into or execute any agreement or document (other than customary representation and warranty letters, authorization letters, confirmations and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the written information contained in the disclosure and marketing materials relating to the Debt Financing) unless the effectiveness thereof shall be conditioned upon, or become operative upon or after, the occurrence of the Closing, (4) take any action that will materially conflict with or violate its Organizational Documents or any material agreement to which the Seller or any of its Subsidiaries is a party, including any Health Care Transaction Document, (5) provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged (unless such information would otherwise be customarily provided in connection with due diligence efforts or is otherwise necessary to establish or maintain a due diligence defense of any Financing Source in connection with a securities offering the primary purpose of which is to fund the transactions contemplated by this Agreement), (6) deliver any financial information (other than the other financial statements required pursuant to Section 5.15(c)(ii)) that is not prepared in the ordinary course of business of the Seller or its Subsidiaries or (7) take any corporate action (including any board approvals) in connection with the Debt Financing that will be effective prior to the Closing.

(k) Whether or not the Closing occurs, the Purchaser Group shall reimburse the Seller, its Subsidiaries, and its and their respective Representatives, for its reasonable and documented out-of-pocket fees and expenses incurred pursuant to this Section 5.15 (including the reasonable fees and expenses of one counsel to the Seller but excluding allocated costs of in-house counsel) (other than with respect to the Seller’s obligation to deliver financial statements and other compensation of its and its Subsidiaries’ employees) and shall indemnify and hold harmless the Seller, its Subsidiaries and its and their respective Representatives from and against any and all claims, losses, damages, injuries, liabilities, judgments, awards, penalties, fines, interest, Taxes, costs (including cost of investigation), expenses (including reasonable fees and expenses of counsel) or settlement payments (including any claim by or with respect to any such lenders, prospective lenders, agents and arrangers and ratings agencies) to third parties incurred or suffered by them in connection with any actions taken pursuant to this Section 5.15 (“Reimbursement Obligations”); provided, that the Purchaser Group shall not have any obligation to indemnify and hold harmless any such party or Person to the extent that any such damages suffered or incurred arose from (i) disclosure provided by the Seller that is determined to have contained a material misstatement or omission or (ii) the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Seller or any of its Subsidiaries or its or their respective Representatives.

(l) The Seller hereby consents to the use of all logos of the Seller and its Subsidiaries in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended to or likely to harm or disparage the Seller or any of its Subsidiaries or the reputation or goodwill of the Seller or any of its Subsidiaries.

(m) For the avoidance of doubt, the Purchaser Group’s obligation to effect the Closing shall not be subject to the Purchaser Group obtaining any financing, including any Debt Financing; provided, however, that, in accordance with Section 1.02(a), the Purchaser Group shall not be obligated to effect the Closing until the occurrence of the Inside Date.

Section 5.16 Transition Matters.

(a) During the period between the date of this Agreement and the Closing, in furtherance of the transactions contemplated by this Agreement, the Parties shall, and shall cause their Affiliates to, cooperate in good faith and use their commercially reasonable efforts to develop and, subject to the prior written consent of Health Care Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), begin implementing a mutually acceptable transition plan for the migration and integration of the Business out of the business of the Seller and into the business of the Purchaser Group as set forth in this Section 5.16 and pursuant to the Transition Services Agreement, in each case, subject to compliance with applicable Law (the “Transition Plan”). The Transition Plan shall address the matters mutually agreed to by the Parties. Such cooperation shall include each Party using commercially reasonable efforts to take the following actions:

(i) promptly after the date of this Agreement, appointing a transition manager whose primary responsibility would be to plan and execute such transition and manage such Party’s transition team;

(ii) promptly after the date of this Agreement, reviewing the technology, business operations and administration capabilities to be so transitioned or migrated, taking into account any issues of separation arising from the Transition Plan;

(iii) establishing transition teams;

(iv) setting regular meetings of such transition teams during the period between the date of this Agreement and the Closing; and

(v) making available appropriate knowledgeable business, operations, administration and technology personnel and any other personnel reasonably needed for such transition and migration planning;

provided that all such activities shall be in compliance with applicable Law. The Health Care Buyer shall be permitted to appoint a transition manager who shall be permitted to attend any meeting of the Parties’ transitions teams and otherwise participate in any of the actions set forth in this Section 5.17 to the extent related to the Transition Plan.

(b) During the period between the date of this Agreement and the Closing, upon the written request of any Party, each Party shall (i) through their respective transition teams, cooperate in good faith with the other Party and use commercially reasonable efforts to review the schedules to the Transition Services Agreement and (ii) negotiate in good faith any amendment, update or supplement to the schedules to the Transition Services Agreement that is proposed in writing by the other Party. If the Parties agree in writing on the specific terms and conditions of any such amendment, update or supplement, then the Parties shall enter into any such amendment, update or supplement pursuant to Section 8.1 of the Transition Services Agreement. Notwithstanding the foregoing, no Party’s obligation to effect the Closing shall be subject to any such amendment, supplement or update being agreed to or entered into prior to or at the Closing.

Section 5.17 Headquarters Agreement. No Party’s obligation to effect the Closing shall be subject to the Parties entering into, or the finalization of, any Headquarters Agreement.

Section 5.18 Monthly Financial Statements. With respect to the Business only, prior to the Closing, the Seller shall use commercially reasonable efforts to make available to the Purchaser copies of (a) the unaudited, pre-tax combined balance sheet of the Business and the related unaudited, pre-tax combined statement of operations and the unaudited, pre-tax combined statement of cash flows, in each case, for each calendar month ending between the date of this Agreement and the Closing (the “Monthly Financial Statements”), which Monthly Financial Statements shall be prepared in accordance with the Seller’s and Education Entities’ past practices, and (b) a statement of the actual amounts of each of (i) Business EBITDA, (ii) Cash Over Revenue, (iii) the Business Capital Expenditures, (iv) the Allocated Business Expense Amount, and (v) the Accrued and Unpaid Education Bonuses, for each calendar month ending between the date of this Agreement and the Closing (the “Monthly Business Cash Results”), in

each case, as they are finalized and no later than (i) the thirty-fifth (35th) day following the last day of each such month (other than for September 2017) and (ii) November 29, 2017 for September 2017. Concurrently with the delivery of the Monthly Business Cash Results, the Seller shall deliver a report of the Consolidated Cash as of the end of the applicable month. No later than five (5) Business Days prior to the anticipated Closing Date, the Seller shall deliver to the Purchaser and the Health Care Buyer its good faith estimate of the Consolidated Cash as of 11:59 p.m. Washington DC time on the day prior to the Closing Date. From the date hereof until the Closing Date, the Seller shall provide Health Care Buyer with copies of the Monthly Financial Statements, the Monthly Business Cash Results and the Consolidated Cash reports, substantially concurrently with the delivery thereof to the Purchaser.

Section 5.19 Cooperation with Audit. During the period beginning on the Closing Date and ending on the date that is eighteen (18) months after the Closing Date, the Seller shall use commercially reasonable efforts, upon reasonable advance notice by the Purchaser or any Education Entity and during normal business hours, to cooperate with the Purchaser Group, the Education Entities, and their respective Representatives’ (at the Purchaser Group’s sole cost and expense) reasonable requests for assistance with an audit of the financial statements of the Business that the Purchaser and/or any Education Entity elects to have performed following the Closing; provided, that the Seller’s obligations under this Section 5.19 shall be limited to providing assistance for the three fiscal years ended December 31, 2016, 2015, 2014 and the period from January 1, 2017 and ending on the Closing Date.

Section 5.20 The Purchaser. Prior to the Closing, the Purchaser shall not engage in any activity of any nature except for activities related to or in furtherance of transactions contemplated by this Agreement.

Section 5.21 Confidentiality and Standstill Agreements. The Seller shall not, and shall not permit any of its Subsidiaries to, amend any provisions of or waive any rights under any confidentiality or nondisclosure agreements entered into with other potential purchasers of the Business (including any potential purchasers of both the Health Care Business and the Business and any potential purchasers of the Health Care Business that also received confidential information regarding the Business) (each a “Process NDA”) in any manner that would be adverse to the Business following the Closing without the prior written consent of the Purchaser Group; provided, however, nothing in this Section 5.21 shall prohibit or otherwise restrict the Seller from granting any waiver, amendment or release under any confidentiality agreement, standstill agreement or similar agreement solely to the extent necessary to allow a Seller Takeover Proposal to be made to the Seller or the Seller Board (or any committee thereof). The Seller shall notify the Purchaser Group in writing as soon as reasonably practicable after becoming aware of a breach of any Process NDA with respect to confidential information regarding the Business and the Seller shall, at the request of the Purchaser Group and at the Purchaser Group’s sole cost, enforce the provisions of any Process NDA against the counterparty thereto with respect to any such breach.

Section 5.22 Intracompany Arrangements. All intracompany (payables and receivables) accounts between the Seller or any of its Subsidiaries (other than the Education Entities), on the one hand, and any Education Entity on the other hand, that remain in existence immediately prior to the Closing, shall be cancelled without consideration or further liability to any party and without the need for any further documentation, immediately prior to the Closing.

Section 5.23 Business Cash Forecast. If the Closing is not reasonably expected to occur on or prior to December 31, 2017, then no later than December 15, 2017, the Seller shall deliver to the Purchaser an updated forecast of Business Cash for each month of the first quarter of fiscal year 2018, calculated in accordance with the Business Cash Forecast.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.01 Conditions to Each Party’s Obligation to Effect the Transactions. The obligation of each Party to effect the Closing is subject to the satisfaction or waiver (by such Party) at or prior to the Closing of the following conditions:

(a) HSR Clearance. The waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or otherwise been terminated (the “HSR Clearance”).

(b) No Legal Restraints. No Law and no Judgment, whether preliminary, temporary or permanent, shall be in effect that would prevent the consummation of the transactions on the terms contemplated by this Agreement (any such Law or Judgment, a “Legal Restraint”).

Section 6.02 Conditions to Obligations of the Seller. The obligation of the Seller to effect the Closing is further subject to the satisfaction or waiver (by the Seller) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Purchaser Group in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” set forth therein), would not reasonably be expected to result in, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Performance of Covenants and Agreements of the Purchaser Group. The Purchaser Group shall have performed in all material respects all covenants and obligations required to be performed and complied by them under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. The Seller shall have received a certificate signed on behalf of the Purchaser Group by an executive officer of the Purchaser Group certifying the satisfaction by the Purchaser Group of the conditions set forth in Section 6.02(a) and Section 6.02(b).

(d) Health Care Transactions. The Health Care Transactions and the other transactions contemplated by the Health Care Merger Agreement shall have all conditions satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Health Care Transaction, each of which is then capable of being satisfied at the closing of the Health Care Transaction), and each of the Seller, Health Care Buyer and Health Care Merger Sub shall be in a position to consummate the Merger immediately following or concurrently with the Closing; provided that this condition shall cease to be a condition and be deemed to have been automatically waived by the Seller in the event the Health Care Merger Agreement has been terminated (other than pursuant to Section 7.01(c)(i) of the Health Care Merger Agreement) and the Seller has not validly exercised its right to terminate this Agreement pursuant to Section 7.01(c)(iii) by the earlier of (i) the expiration of the time period contemplated in Section 7.01(c)(iii) and (ii) 5:00 p.m. Washington, DC time on the third (3rd) Business Day prior to the End Date.

Section 6.03 Conditions to Obligations of the Purchaser Group. The obligation of the Purchaser Group to effect the Closing is further subject to the satisfaction or waiver (by the Purchaser) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Seller in this Agreement (except for the representations and warranties in Sections 3.02, 3.03, 3.04 and 3.07(b) shall be true and correct (without giving effect to any limitation as to “materiality” or “Business Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Business Material Adverse Effect” set forth therein), would not reasonably be expected to result in, individually or in the aggregate, a Business Material Adverse Effect, (ii) the representations and warranties of the Seller in Sections 3.02, 3.03 and 3.04 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time) and (iii) the representations and warranties of the Seller made in Section 3.07(b) shall be true and correct in all respects at and as of the Closing Date as if made at and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time).

(b) Performance of Covenants and Agreements of the Seller. The Seller shall have performed in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Absence of Business Material Adverse Effect. Since the date of this Agreement, no Business Material Adverse Effect shall have occurred and be continuing.

(d) Officer’s Certificate. The Purchaser shall have received a certificate signed on behalf of the Seller by an executive officer of the Seller certifying the satisfaction by the Seller of the conditions set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(c).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination Rights; Termination Procedure.

(a) Termination by Mutual Agreement. The Seller and the Purchaser shall have the right to terminate this Agreement at any time prior to the Closing by mutual written agreement.

(b) Termination by Either the Seller or the Purchaser. Each Party shall have the right to terminate this Agreement, at any time prior to the Closing, if:

(i) the Closing shall not have occurred by 5:00 p.m. Washington, DC time on the date that is seven (7) months after the date of this Agreement (the “End Date”); provided, however, that neither the Seller nor the Purchaser may terminate this Agreement pursuant to this Section 7.01(b)(i) if it is in breach of any of its covenants or agreements and such breach has caused or resulted in either the failure of the Closing to have occurred on or prior to the 5:00 p.m. Washington, DC time on the End Date; or

(ii) the condition set forth in Section 6.01(b) is not satisfied and the Legal Restraint giving rise to such nonsatisfaction has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any Party if such failure to satisfy the condition set forth in Section 6.01(b) is the result of a failure of such Party to comply with its covenants and agreements under this Agreement; or

(c) Termination by the Seller. The Seller shall have the right to terminate this Agreement prior to:

(i) receiving the Seller Stockholder Approval, in order to enter into a definitive, written Contract for a Superior Seller Proposal either concurrently with or immediately following such termination; provided that (1) the Seller has complied with its obligations under Section 5.02 in all material respects and (2) if Parent has provided wiring instructions in writing to the Seller for payment of the Seller Termination Fee no later than two (2) Business Days prior to the earliest date on which the Seller would be permitted to terminate this Agreement under this Section 7.01(c)(i) without giving effect to this clause (2), the Seller pays Parent the Seller Termination Fee pursuant to Section 7.03(a)(i) prior to or concurrently with such termination;

(ii) the Closing, if the Purchaser Group breaches or fails to perform any of its covenants or agreements in this Agreement, or if any of the representations or warranties of the Purchaser Group in this Agreement fails to be true and correct, which breach or failure (1) would give rise to the failure to satisfy a condition set forth in Section 6.01, Section 6.02(a) or Section 6.02(b), as applicable, and (2) (A) is not reasonably capable of being cured by the Purchaser Group by the End Date or (B) if reasonably capable of being cured by the Purchaser Group by the End Date, the Seller has delivered to the Purchaser written notice of such breach and such breach is not cured by the Purchaser Group by the earlier of (1) the End Date and (2) the date that is thirty (30) days after delivery of such notice; provided, however, that the Seller shall not have the right to terminate this Agreement under this Section 7.01(c)(ii) if the Seller is then in breach of any covenant or agreement in this Agreement or any representation or warranty of the Seller in this Agreement then fails to be true and correct, in each case, such that any condition set forth in Section 6.01, Section 6.03(a) or Section 6.03(b), as applicable, could not then be satisfied; or

(iii) the Closing, if the Health Care Merger Agreement has been terminated (other than pursuant to Section 7.01(c)(i) of the Health Care Merger Agreement); provided that the Seller’s right to terminate this Agreement pursuant to this Section 7.01(c)(iii) will expire at 5:00 p.m., Washington, DC time, on the fifth (5th) Business Day following the date on which the Health Care Merger Agreement has been terminated.

(d) Termination by the Purchaser. The Purchaser shall have the right to terminate this Agreement prior to the Closing if the Seller breaches or fails to perform any of its covenants or agreements in this Agreement, or if any of the representations or warranties of the Seller in this Agreement fails to be true and correct, which breach or failure (1) would give rise to the failure to satisfy a condition set forth in Section 6.01, Section 6.03(a) or Section 6.03(b), as applicable, and (2) (A) is not reasonably capable of being cured by the Seller by the End Date or (B) if reasonably capable of being cured by the Seller by the End Date, the Purchaser has delivered to the Seller written notice of such breach and such breach is not cured by the Seller by the earlier of (1) the End Date and (2) the date that is thirty (30) days after delivery of such notice; provided, however, that the Purchaser shall not have the right to terminate this Agreement under this Section 7.01(d) if the Purchaser Group is then in breach of any covenant or agreement in this Agreement or any representation or warranty of the Purchaser Group in this Agreement then fails to be true and correct, in each case, such that any condition set forth in Section 6.01, Section 6.02(a) or Section 6.02(b), as applicable, could not then be satisfied.

(e) Termination Procedure. This Agreement may be terminated only pursuant to Section 7.01(a)–(d). In order to terminate this Agreement, the Party desiring to terminate this Agreement shall give written notice of such termination to the other Parties in accordance with Section 10.03, specifying the provision of this Agreement pursuant to which such termination is effected. Notwithstanding anything to the contrary herein, this Agreement may not be terminated by the Seller, the Health Care Buyer or the Surviving Corporation following the Closing for any reason (including in respect of Section 5.02) without the prior written consent of the Purchaser.

Section 7.02 Effect of Termination. In the event this Agreement is terminated as provided in Section 7.01, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of the Seller or the Purchaser Group (or any stockholder, Affiliate or Representative thereof), whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter of this Agreement (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), except for (a) the last sentence of Section 5.03(c), Section 5.07, this Section 7.02, Section 7.03, Section 7.04, Section 7.05 and Article X, which provisions shall survive such termination and (b) subject to Section 7.03(b), liability of any Party (whether or not the terminating Party) for any Willful Breach of this Agreement prior to such termination, which liabilities shall survive the termination of this

Agreement. For purposes of this Agreement, “Willful Breach” means a breach of this Agreement that is a consequence of an act or omission undertaken by the breaching Party with the knowledge or intent that the taking of, or the omission of taking, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement; provided that, without limiting the meaning of Willful Breach, any failure of the Purchaser Group to consummate the Closing when required under Section 1.03 shall constitute a Willful Breach by the Purchaser Group.

Section 7.03 Termination Fees.

(a) Seller Termination Fee.

(i) If the Seller terminates this Agreement pursuant to Section 7.01(c)(i), the Seller shall pay to Parent a fee of $47,000,000 in cash (the “Seller Termination Fee”) (to an account designated in writing by Parent) concurrently with or prior to such termination; provided, however, that, if Parent has not provided wiring instructions in writing to the Seller for payment of the Seller Termination Fee at least two (2) Business Days prior to such termination, the Seller shall not be required to pay the Seller Termination Fee pursuant to this Section 7.03(a)(i) until two (2) Business Days after Parent has provided such wiring instructions in writing to the Seller.

(ii) (1) If the Seller terminates this Agreement pursuant to Section 7.01(c)(iii) (and, at the time of such termination, the Seller would not be permitted to terminate this Agreement under Section 7.01(c)(ii)), disregarding any notice or cure period therein) or (2) if either Party terminates this Agreement pursuant to Section 7.01(b)(i) and, at the time of such termination pursuant to Section 7.01(b)(i), all of the conditions set forth in Article VI have been and continue to be satisfied or waived (other than Section 6.02(d) or those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), then the Seller shall pay to Parent, by wire transfer of immediately available funds to the account designated by Parent, the Seller Termination Fee (provided, however, that for purposes of this Section 7.03(a)(ii), the amount of the Seller Termination Fee shall be $42,000,000) in cash, not later than the later of (A) two (2) Business Days after such termination and (B) two (2) Business Days after Parent has provided wiring instructions in writing to the Seller for payment of the Seller Termination Fee.

(iii) The Parties agree that, if the Seller fails to pay in a timely manner any amount due pursuant to Section 7.03(a)(i) or 7.03(a)(ii), and, in order to obtain such payment, Parent commences a Claim that results in a Judgment against the Seller for the applicable amount set forth in Section 7.03(a)(i) or 7.03(a)(ii), or any portion thereof, then (1) the Seller shall reimburse Parent for all out-of-pocket costs and expenses (including disbursements and reasonable fees of counsel) incurred by Parent in connection with the collection under and enforcement of Sections 7.03(a)(i) or 7.03(a)(ii) and (2) the Seller shall pay to Parent interest on such amount awarded in such Judgment from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(iv) If this Agreement is terminated under circumstances in which the Seller is obligated to pay the Seller Termination Fee under Section 7.03(a)(i) or 7.03(a)(ii), upon payment of the Seller Termination Fee (including the Seller Termination Fee in the amount specified in Section 7.03(a)(ii)), and any costs, expenses or interest owed under Section 7.03(a)(iii), the Seller shall have no further liability with respect to this Agreement or the transactions contemplated by this Agreement to the Purchaser Group or any of its Affiliates or Representatives, and payment of the Seller Termination Fee (including the Seller Termination Fee in the amount specified in Section 7.03(a)(ii)), and any costs, expenses or interest owed under Section 7.03(a)(iii), shall be the Purchaser Group’s sole and exclusive remedy for any Claims or Losses, including attorneys’ fees and disbursements, suffered or incurred by the Purchaser Group, the Purchaser Group’s Subsidiaries and any other Person in connection with this Agreement or the transactions contemplated by this Agreement or any matter forming the basis for such termination, and the Purchaser Group shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity). In no event shall the Seller be required to pay the Seller Termination Fee on more than one (1) occasion, including after the Seller has paid the Seller Termination Fee in the amount specified in Section 7.03(a)(ii)).

(b) Parent Liability Limitation.

(i) Under no circumstances will the collective monetary damages payable by Parent, the Purchaser or any of their Affiliates for breaches under this Agreement, the Guaranty or the Equity Commitment Letter exceed an amount equal to the sum of $90,000,000, plus the Reimbursement Obligations in the aggregate for all such breaches (the “Parent Liability Limitation”). In no event will any of the Seller Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against (1) Parent, the Purchaser or the Guarantor or (2) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Financing Sources, Affiliates (other than Parent, the Purchaser or the Guarantor), members, managers, general or limited partners, stockholders and assignees of each of Parent, the Purchaser and the Guarantor (the Persons in clauses (1) and (2) collectively, the “Parent Related Parties”), and in no event will the Seller and its Subsidiaries (other than the Education Entities) be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Equity Commitment Letter, the Guaranty or the transactions contemplated hereby and thereby (including, any breach by the Guarantor, Parent or the Purchaser), the termination of this Agreement, the failure to consummate the Closing or any claims or actions under applicable law arising out of any such breach, termination or failure; provided that the foregoing shall not preclude any liability of the Financing Sources to Parent, the Purchaser or the Education Entities party to the definitive agreements relating to the Debt Financing, nor limit Parent, the Purchaser or the Education Entities from seeking to recover any such damages or obtain equitable relief from or with respect to any Financing Source pursuant to the definitive agreements relating to the Debt Financing subject to the terms therein. Other than the Guarantor’s obligations under the Guaranty and the Equity Commitment Letter and other than the obligations of Parent and the Purchaser to the extent expressly provided in this Agreement, in no event will any Parent Related

Party or any other Person other than the Guarantor, Parent and the Purchaser have any liability for monetary damages to the Seller or any other Person relating to or arising out of this Agreement or the transactions contemplated by this Agreement. Notwithstanding anything herein to the contrary, in the event that the Closing is consummated, this Section 7.03(b)(i) shall not apply and monetary damages liability shall be governed exclusively by Article VIII.

(ii) In no event will the Seller seek or obtain, nor will they permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any “Non-Recourse Parent Party” (as defined in the Equity Commitment Letter, which excludes, for the avoidance of doubt, the Guarantor, Parent and the Purchaser) with respect to this Agreement, the Equity Commitment Letter or the Guaranty or the transactions contemplated by this Agreement and thereby (including any breach by the Guarantor, Parent or the Purchaser), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure, other than from Parent or the Purchaser to the extent expressly provided for in this Agreement or the Guarantor to the extent expressly provided for in the Guaranty and the Equity Commitment Letter.

(iii) The Parties acknowledge and agree that, if (1) a Willful Breach of this Agreement by Parent or the Purchaser causes the failure of a condition to the Closing set forth in Section 6.01 or Section 6.02 to be satisfied and (ii) as a result of such failure, the Seller becomes obligated to pay the “Company Termination Fee” (as defined in the Health Care Merger Agreement) under Section 7.03(a)(iv) of the Health Care Merger Agreement, then, the monetary damages that the Seller shall be entitled to seek pursuant and subject to the terms and limitations of Section 7.03(b)(ii)-(ii) (including the Parent Liability Limitation) may (but shall not definitively) include (1) the amount of such “Company Termination Fee,” and (2) all out-of-pocket costs and expenses (including disbursements and reasonable fees of counsel, fees or other professionals and experts, and court costs) incurred by the Seller in connection with any Claim in respect of recovery under this Section 7.03(b)(iii).

(c) The provisions of Section 7.03(a) and Section 7.03(b) are an integral part of the transactions contemplated by this Agreement and, without such provisions, the Parties would not have entered into this Agreement. Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Seller Termination Fee is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate the Purchaser Group and its Affiliates in the circumstances in which the Seller Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

Section 7.04 Amendment. This Agreement may be amended, modified and supplemented in any and all respects any time prior to the Closing with respect to any of the terms of this Agreement; provided that any such amendment, modification or supplement shall be effective only if it is set forth in an instrument in writing executed by each Party. Notwithstanding anything to the contrary contained herein, Sections 7.03(b)(i), 10.06, 10.08, 10.11, 10.15 and this Section 7.04 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of the foregoing sections) may not be amended, modified, waived or terminated in a manner that impacts or is adverse to the Financing Sources without the prior written consent of the Financing Sources.

Section 7.05 Extension; Waiver. The Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements in this Agreement or (d) waive the satisfaction of any of the conditions in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

INDEMNIFICATION

Section 8.01 Survival. The representations and warranties of the Parties contained in this Agreement shall not survive the Closing, and all Claims with respect thereto shall terminate at and as of the Closing. All of the covenants and agreements of the Parties contained in this Agreement that, by their terms, are to be performed or complied with in their entirety at or prior to the Closing, and all Claims with respect thereto, shall terminate at and as of the Closing. All of the covenants and agreements of the Parties contained in this Agreement that, by their terms, are to be performed or complied with in whole or in part after the Closing, and all Claims with respect thereto, shall survive for the period provided in such covenants and agreements, if any, or until performed in accordance with their respective terms. Notwithstanding the foregoing, if a Claim Notice with respect to a Claim for indemnification under Section 8.02 has been delivered pursuant to Section 8.03 prior to the expiration of the applicable survival period set forth in this Section 8.01, the covenants or agreements that are the subject of such Claim Notice shall survive with respect to the matters set forth in such Claim Notice until such Claim is finally and fully resolved. This Section 8.01 shall operate as a contractual statute of limitations.

Section 8.02 Indemnification.

(a) From and after the Closing, subject to the other provisions of this Article VIII, the Seller shall indemnify the Purchaser Group, its Affiliates and its and their respective Representatives (collectively, the “Purchaser Indemnified Persons”) for, and defend and hold the Purchaser Indemnified Persons harmless from and against, any and all Losses actually suffered, paid or incurred by any Purchaser Indemnified Person as a result of or related to:

(i) any breach after the Closing of any covenant or agreement of the Seller or any of its Subsidiaries set forth in this Agreement and any Ancillary Agreement (other than the Transition Service Agreement);

(ii) any Excluded Liabilities, including the failure of the Seller or any other Person to pay, perform, fulfill, discharge or, to the extent applicable, comply with, in due course and in full, any Excluded Liabilities; and

(iii) any Excluded Assets.

(b) From and after the Closing, subject to the other provisions of this Article VIII, the Purchaser Group shall indemnify the Seller, its Affiliates and its and their respective Representatives (collectively, the “Seller Indemnified Persons”) for, and defend and hold the Seller Indemnified Persons harmless from and against, any and all Losses actually suffered, paid or incurred by any Seller Indemnified Person as a result of or related to:

(i) any breach after the Closing of any covenant or agreement of the Purchaser Group set forth in this Agreement and any Ancillary Agreement (other than the Transition Service Agreement); and

(ii) any Assumed Liabilities, including the failure of the Purchaser Group or any other Person to pay, perform, fulfill, discharge or, to the extent applicable, comply with, in due course and in full, any Assumed Liabilities; and

(iii) any Transferred Assets, subject to the provisions of Section 2.05 and Section 2.06.

Section 8.03 Indemnification Procedures.

(a) Any Person seeking indemnification under Section 8.02 (each, an “Indemnified Person”) shall assert any Claim for indemnification, including any Third-Party Claim, by delivering written notice thereof (a “Claim Notice”) in accordance with Section 10.03 to the Party from which indemnification is sought pursuant to Section 8.02 (the “Indemnifying Party”) as soon as reasonably practicable upon becoming aware of any fact or circumstance that may give rise to an indemnification Claim under Section 8.02, provided, that the failure to give such notice shall not eliminate the right to indemnification provided hereunder except, and solely to the extent that, the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure. Each Claim Notice shall describe in reasonable detail the nature of the Claim, shall reference the provision or provisions of this Agreement under which the Claim is asserted and, if applicable, the applicable sections of this Agreement which are alleged to have been breached by the Indemnifying Party, and attach copies of all material written evidence thereof that the Indemnified Person has received from any Person that is not a Party or a Person Affiliated with a Party (a “Third Party”). The date of delivery of such Claim Notice is referred to herein as the “Claim Date.” If the Indemnifying Party objects to any Claims within such Claim Notice, such objection must be made in writing delivered to the Indemnified Person within thirty (30) days after the Claim Date (the “Objection Notice”). The Indemnified Person and the Indemnifying Party shall attempt to resolve any dispute for a period of thirty (30) days from the date of the delivery of the Objection Notice to the Indemnified Person and thereafter, such dispute may be resolved in the manner contemplated by Section 10.11. If a Claim Notice was delivered to the Indemnifying Party and no Objection Notice was delivered to the Indemnified Person within thirty (30) days after the Claim Date, then the Indemnifying Party shall be deemed to have irrevocably agreed to pay the Losses at issue in the Claim Notice, subject to the terms and conditions set forth herein.

(b) Upon receipt by an Indemnifying Party of a Claim Notice in respect of a Claim brought by a Third Party (a “Third-Party Claim”), the Indemnifying Party shall be entitled to (i) assume and have sole control over the defense and investigation of such Third-Party Claim at its sole cost and expense (subject to the last sentence of this Section 8.03(b)) and with counsel of its own choosing, provided such counsel is reasonably acceptable to the Indemnified Person, if it gives notice of its intention to do so to the Indemnified Person within thirty (30) days after the delivery of such Claim Notice by the Indemnified Person and (ii) negotiate a settlement or compromise of, or consent to the entry of a Judgment with respect to, such Claim; provided that, if such settlement, compromise or consent does not include a full release by such Third Party of all applicable Indemnified Persons for all Losses with respect to such Third-Party Claim, such settlement, compromise or consent shall be permitted only with the prior written consent of such Indemnified Person (whether or not such Indemnified Person is an actual or potential party to such Third-Party Claim), which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to assume control of the defense and investigation of any such Third-Party Claim, then the Indemnified Person shall be entitled to participate in (but not control) such defense and investigation with counsel reasonably acceptable to the Indemnifying Party at such Indemnified Person’s sole cost and expense.

(c) Notwithstanding anything to the contrary in Section 8.04(b), the Indemnifying Person shall not be entitled to assume and control the defense or investigation of any Third-Party Claim that (i) seeks an injunction or other equitable relief against an Indemnified Person or (ii) involves an allegation that an Indemnified Person committed a criminal act. If, within thirty (30) days after delivery by an Indemnified Person of any Claim Notice with respect to a Third-Party Claim, the Indemnifying Party (1) (A) notifies such Indemnified Person in writing that the Indemnifying Party does not elect to defend and investigate such Third-Party Claim or (B) fails to deliver to the Indemnified Party a written election to assume the defense and investigation of such Third-Party Claim or (2) is not entitled to assume the defense or investigation of such Third-Party Claim, then (I) such Indemnified Person may, at its option, defend, investigate, settle or compromise, or consent to an entry of a Judgment with respect to, such Third-Party Claim; provided that any such settlement, compromise or consent shall be permitted only with the written consent of the Indemnifying Party (whether or not the Indemnifying Party is an actual or potential party to such Third-Party Claim), which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, any such consent shall not represent the agreement of the Indemnifying Party that any such Third Party Claims is an indemnifiable Claim under this Agreement or the amount of Losses recoverable hereunder, and (II) the Indemnifying Party may participate in (but not control) any such defense and investigation at its sole cost and expense.

(d) Notwithstanding anything in this Section 8.03 to the contrary, Article IX shall govern for purposes of any Third Party Claim that is a Tax Claim.

Section 8.04 Limitations on Indemnification.

(a) Except with respect to any fraud, the indemnification obligations of the Seller under Section 8.02(a)(ii) and Section 8.02(a)(iii) and the Purchaser under Section 8.02(b)(ii) and Section 8.02(b)(iii) shall survive until the third (3rd) anniversary of the Closing Date (the “Survival Date”); provided, however, that, in each case, all such obligations shall survive with respect to, and to the extent of, any Claim for which a Claim Notice shall have been delivered to the Indemnifying Party on or prior to the Survival Date until such claim shall have been finally resolved or judicially determined in accordance with the terms of this Article VIII. Other Indemnification Provisions. The amount of indemnifiable Losses which the Indemnifying Party is or may be required to pay to any Indemnified Person pursuant to this Article VIII shall be reduced (retroactively, if necessary) by any insurance proceeds (net of reasonable and documented out-of-pocket recovery costs and any increase in insurance premiums) actually received by such Indemnified Person related to such indemnifiable Losses, and an Indemnified Person shall use commercially reasonable efforts to receive or recover such insurance proceeds. If an Indemnified Person shall have received the payment required by this Agreement from the Indemnifying Party in respect of indemnifiable Losses and subsequently receives (or any of its Affiliates shall subsequently receive) any insurance proceeds in respect of such indemnifiable Losses, then such Indemnified Person shall promptly repay, or cause to be repaid, to the Indemnifying Party a sum equal to the amount of such insurance proceeds actually received.

(b) In addition to the requirements of Section 8.04(a), each Indemnified Person shall mitigate all indemnifiable Losses as required by applicable Law. In the event an Indemnified Person fails to take such actions, such Indemnifying Party shall have no Liability for any portion of such indemnifiable Losses that reasonably could have been avoided had such Indemnified Person taken such actions.

(c) Subject to the rights of any Person providing insurance as contemplated by Section 8.04(a), the Indemnifying Party shall be subrogated to any right, defense or Claim that the Indemnified Person may have against any other Person with respect to any matter giving rise to a Claim for indemnification hereunder. Such Indemnified Person shall cooperate with the Indemnifying Party in a reasonable manner, at the sole cost and expense of the Indemnifying Party, in presenting any subrogated right, defense or Claim.

(d) In no event shall the Purchaser Indemnified Parties (as a group) or the Seller Indemnified Parties (as a group) have aggregate liability in excess of the Closing Cash Consideration under this Agreement.

(e) If the Closing occurs, other than with respect to fraud, the indemnification provided in this Article VIII and Article IX shall be the sole and exclusive remedy available to any Party or its Affiliates or Representatives for any Claims or Losses (i) arising out of or related to any breach of any covenant or agreement in this Agreement and, except as set forth in any Ancillary Agreement, any Ancillary Agreement and (ii) otherwise in respect of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, after the Closing, no breach of any covenant or agreement in this Agreement, individually or in the aggregate, shall give rise to any right on the part of any Party to rescind this Agreement or the Transaction.

(f) All indemnifiable Losses shall be determined without duplication of recovery under other provisions of this Agreement or any other document or agreement delivered in connection with this Agreement. Without limiting the generality of the prior sentence, if a set of facts, conditions or events constitutes a breach of more than one (1) representation, warranty, covenant or agreement of this Agreement that is subject to an indemnification obligation under this Article VIII and Article IX, only one (1) recovery of indemnifiable Losses shall be allowed with respect to such set of facts, conditions or events, and in no event shall there be any indemnification or duplication of payments or recovery under different provisions of this Agreement arising out of the same set of facts, conditions or events.

(g) Neither Party shall have any right to off-set or set-off any payment due pursuant to this Article VIII or Article IX.

(h) The Purchaser Group and the Seller agree to treat, and to cause their respective Affiliates to treat, for all Tax purposes, any payment made under this Article VIII or Article IX, to the maximum extent permitted by applicable Law, as an adjustment to the Purchase Price.

ARTICLE IX

TAX MATTERS

Section 9.01 Seller Tax Indemnification. From and after the Closing, subject to the other provisions of this Article IX, the Seller shall indemnify the Purchaser for, and defend and hold the Purchaser harmless from and against, any and all Losses actually suffered, paid or incurred by the Purchaser, the Subsidiaries of the Purchaser (including, after the Closing, the Education Entities) and their respective officers, directors, agents, attorneys and employees (collectively, the “Purchaser Tax Indemnified Parties”) as a result of or related to (a) any Health Care Business Taxes, (b) Transfer Taxes for which the Seller is responsible under Section 9.09, and (c) any costs and expenses, including reasonable legal fees and expenses, attributable to any item described in the foregoing clauses (a)-(b)).

Section 9.02 Purchaser Tax Indemnification. From and after the Closing, the Purchaser Group shall indemnify the Seller for, and defend and hold the Seller harmless from and against, any and all Losses actually suffered, paid or incurred by the Seller, the Subsidiaries of the Seller and their respective officers, directors, agents, attorneys and employees (collectively, the “Seller Tax Indemnified Parties”) as a result of or related to any (a) Education Business Taxes, (b) Taxes arising from any action or transaction by the Purchaser Group, the Education Entities or their respective Affiliates outside of the ordinary course of business on the Closing Date after the Closing, (c) Transfer Taxes for which the Purchaser Group is responsible under Section 9.09; and (d) costs and expenses, including reasonable legal fees and expenses, attributable to any item described in the foregoing clauses (a)–(c).

Section 9.03 Tax Returns. Except as otherwise provided in Section 9.11:

(a) The Seller shall prepare and timely file, or shall cause to be prepared and timely filed, (i) any combined, consolidated or unitary Tax Return that includes the Seller or any of its Affiliates (other than the Education Entities), on the one hand, and any of the Education Entities or their respective Subsidiaries, on the other hand (a “Combined Tax Return”), (ii) any other Tax Return required to be filed by or with respect to the Education Entities (an “Education Entity Return”) that is due (taking into account any extensions validly obtained) on or prior to 11:59 p.m. Washington DC time on the day prior to the Closing Date and (iii) any Tax Return (other than a Combined Tax Return) required to be filed by a Health Care Entity with respect to the Transferred Assets, the Assumed Liabilities or the Business (a “Health Care Entity Education Business Return”). Subject to the Purchaser Group’s obligations pursuant to Section 9.02 and this Section 9.03(a), the Seller shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practices of the Seller and its Affiliates (including the Education Entities), except as otherwise required by applicable Law. The Seller shall not, and shall cause its Affiliates not to, amend or revoke any (1) Combined Tax Return (or any notification or election relating thereto) that reflects or includes Taxes for which the Purchaser Group may be liable under Section 9.02 or (2) any Education Entity Return or Health Care Entity Education Business Return (which shall be collectively referred to hereinafter as “Education Tax Returns”) without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, denied, conditioned or delayed). Not later than ten (10) Business Days prior to the due date (taking into account any extensions validly obtained) for the filing of any Tax Return required to filed by the Seller pursuant to this Section 9.03(a) following the Closing Date, the Seller shall provide to the Purchaser (i) in the case of any Education Entity Return, a copy of such Tax Return or (ii) in the case of a Combined Tax Return or a Health Care Entity Education Business Return, pro forma statements setting forth in sufficient detail any information relevant for determining the amount of any Education Business Taxes, if any, shown as due on such Tax Return, in each case for the Purchaser’s review and comment, and the Seller shall consider in good faith any reasonable comments made by the Purchaser with respect to Education Business Taxes shown as due on any such Tax Returns within five (5) Business Days of receipt of such Tax Returns or pro forma statements. The Purchaser shall promptly provide (or cause to be provided) to the Seller, in accordance with Section 9.05(a), any information reasonably requested by the Seller to facilitate the preparation and filing of any Tax Returns described in this Section 9.03(a), and the Purchaser shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by the Seller, which information and timeline shall be consistent with the past practice of the Education Entities.

(b) The Purchaser shall prepare and timely file or cause to be prepared and timely filed all Education Entity Returns other than those filed by the Seller pursuant to Section 9.03(a) prior to the Closing Date, and subject to the Seller’s obligations pursuant to Section 9.01, shall timely remit, or cause to be timely remitted, all Taxes due in respect of such Education Entity Returns.

Section 9.04 Tax Contests.

(a) If any Taxing Authority asserts a Tax Claim, then the Party first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article IX, except to the extent that the other Party is materially and actually prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b) The Seller shall have the sole right to control, at its own expense, any Tax Proceeding relating to any Combined Tax Return or Health Care Entity Education Business Return filed by the Seller pursuant to Section 9.03(a); provided, however, that with respect to any such Tax Proceeding that could reasonably be expected to affect the Tax liability of the Purchaser Group or any Education Entity or result in a claim pursuant to Section 9.02 for Education Business Taxes: (i) the Seller shall provide the Purchaser with a timely and reasonably detailed account of each stage of such Tax Proceeding (including providing the Purchaser with copies of all written correspondence regarding such Tax Proceeding), (ii) the Seller shall consult with the Purchaser before taking any significant or material action in connection with such Tax Proceeding, (iii) the Seller shall consult with the Purchaser and offer the Purchaser an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Seller shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Purchaser Group shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant Taxing Authority and (vi) the Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. The Seller may elect in writing not to control any Tax Proceeding that the Seller otherwise has the right to control pursuant to the preceding sentence. If the Seller makes such election with respect to a Tax Proceeding, the Purchaser Group shall have the right and obligation to conduct, at its own expense, such Tax Proceeding, and the provisions of the foregoing proviso shall apply, mutatis mutandis (substituting all references therein to “ the Seller” with “ the Purchaser” or “the Purchaser Group,” as applicable, all references therein to “ the Purchaser” or “the Purchaser Group,” with “ the Seller,” and all references therein to any “Education Entity” or “Education Business Taxes” with “Health Care Entity” or “Health Care Business Taxes,” as applicable), with respect to such Tax Proceeding.

(c) The Purchaser Group shall have the sole right to control, at its own expense, any Tax Proceeding relating to (1) any Education Entity Return and (2) any Tax Return with respect to the Transferred Assets, the Assumed Liabilities or the Business other than a Combined Return or a Health Care Entity Education Business Return; provided, however, that for the avoidance of doubt, the Seller shall not have any liability with respect to any such Tax Proceeding and the Purchaser Group shall indemnify the Seller for, and defend and hold the Seller harmless from and against, any and all Education Business Taxes (and any costs and expenses, including reasonable legal fees and expenses, attributable thereto) actually suffered, paid or incurred by the Seller Indemnified Parties in respect of any such Tax Proceeding.

(d) Notwithstanding anything to the contrary in this Agreement, the Seller shall have the exclusive right to control in all respects, and none of Parent, the Purchaser or any of their respective Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Tax Return of the Health Care Entities that does not relate to the Transferred Assets, the Assumed Liabilities or the Business and could not reasonably be expected to result in an indemnification claim pursuant to Section 9.02 or a Tax refund which the Purchaser Group would be entitled to pursuant to Section 9.07(b) and the Seller shall not be required to provide any Person with any such Tax Return or copy thereof in respect of such Tax Proceeding.

Section 9.05 Cooperation and Exchange of Information.

(a) Not more than sixty (60) days after the receipt of a request from the Seller, the Purchaser shall, and shall cause its Affiliates to, provide to the Seller a package of Tax information materials, including schedules and work papers, requested by the Seller to enable the Seller to prepare and file all Tax Returns required to be prepared and filed by it pursuant to Section 9.03(a). The Purchaser shall prepare such package completely and accurately, in good faith and in a manner consistent with the Seller’s past practice.

(b) Each Party shall, and shall cause its Affiliates to, provide to the other Party such cooperation, documentation and information as either of them reasonably may request in connection with (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article IX (including, without limitation, determining whether Taxes are Education Business Taxes or Health Care Business Taxes) or a right to refund of Taxes or (iii) preparing for or conducting any Tax Proceeding. Such cooperation and information shall include providing copies (w) in the case of any Education Entity Return, all relevant portions of such Tax Return and (x) in the case of any Combined Tax Return or a Health Care Entity Education Business Return, pro forma statements setting forth in sufficient detail any information relevant for determining the amount of any Education Business Taxes, if any, shown as due on such Tax Return (which information shall include the relevant data used to create such pro forma statements), in each case together with all relevant portions of relevant accompanying schedules, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other relevant information, which any such Party may possess; provided, further, that if an indemnification claim for Taxes is made pursuant to Section 9.01 or Section 9.02, the Party making such claim shall provide a copy of (y) in the case of an indemnification claim with respect to Taxes shown on any Education Entity Return, all relevant portions of such Tax Return and (z) in the case of an indemnification claim with respect to Taxes shown on any Combined Tax Return or a Health Care Entity Education Business Return, pro forma statements setting forth in sufficient detail any information relevant for determining the amount of any Education Business Taxes, if any, shown as due on such Tax Return (which information shall include the relevant data used to create such pro forma statements), in each case together with any accompanying schedules, to the Indemnifying Party. Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters of the Education Entities (or with respect to the Transferred Assets, the Assumed Liabilities and the Business) for their respective Tax periods beginning before the Closing Date until the later of (1) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate and (2) seven (7) years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them unless the other Party first provides reasonable notice that it intends to take possession of such Tax Returns and other documents at such other Party’s expense. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

Section 9.06 Tax Sharing Agreements. The Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing, allocation or indemnity agreements or arrangements (other than this Agreement), if any, to which any of the Education Entities, on the one hand, and any other Person (including the Health Care Entities), on the other hand, are parties, and none of the Education Entities, or any of their respective Affiliates, shall have any rights or obligations thereunder after the Closing.

Section 9.07 Payments, Refunds, Credits and Carrybacks.

(a) Payments due to a Purchaser Tax Indemnified Party or a Seller Tax Indemnified Party under this Article IX shall be made within twenty (20) days following written notice, including relevant supporting calculations (such notice and calculations, the “Indemnification Notice”) by the indemnified Party that payment of such amounts to the appropriate Taxing Authority or other applicable third party is or was due by the indemnified Party, which Indemnification Notice shall be delivered as soon as reasonably practicable upon becoming aware of any fact or circumstance that gives rise to an indemnification claim under Section 9.01 or Section 9.02; provided, however, that if the indemnifying Party disputes any items set forth in such Indemnification Notice, it shall notify the indemnified Party (by written notice within ten (10) days of delivery of the relevant Indemnification Notice) of the dispute and the basis for its objection. If the indemnifying Party does not object by written notice within such period, the amount of Losses set forth on such Indemnification Notice shall be deemed accepted and agreed upon, and final, conclusive and binding upon the Parties. Otherwise, the Parties shall cooperate and act in good faith to resolve any disputes prior to the expiration of the twenty (20) day period within which the indemnifying Party is required to make payment pursuant to the first sentence of this Section 9.07(a), and, if the Parties are unable to resolve any disputed items within such period, the item or items in question shall be resolved by the Accountant as promptly as practicable. The determination by the Accountant of the amounts in the Indemnification Notice shall be final, binding and conclusive on the Parties. The fees and expenses of the Accountant shall be paid 50% by the Seller and 50% by the Purchaser Group. In the event of any dispute submitted to the Accountant pursuant to this Section 9.07(a), the indemnifying Party shall pay or cause to be paid to the indemnified Party, no later than three (3) days following the determination by the Accountant, any amounts shown as due on the final Indemnification Notice (as adjusted in accordance with the determination by the Accountant).

(b) The Seller shall be entitled to any refunds or credits of or against any Health Care Business Taxes (but not including any such refunds or credits of any Education Entity). The Purchaser Group shall be entitled to any refunds or credits of or against any Education Business Taxes. Each Party shall pay, or cause its Affiliates to pay, to the Party entitled pursuant to this Section 9.07(b) to a refund or credit of Taxes, the amount of such refund or credit in readily available funds within fifteen (15) days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable, in each case net of any costs (including Taxes) to the Party receiving such refund or credit. To the extent permitted under applicable Law, all such Tax refunds will be claimed in cash rather than as a credit against future Tax liabilities.

(c) The Purchaser Group shall cause the Education Entities to carry forward, where permitted by applicable Law, any item of loss, deduction or credit which arises in any taxable period ending after the Closing Date (a “Subsequent Loss”) into any taxable period beginning after the Closing Date.

Section 9.08 Elections. Notwithstanding anything to the contrary contained herein, the Purchaser Group shall not make, and shall cause its Affiliates (including the Education Entities) not to make any election with respect to any Education Entity (including any election pursuant to Section 338(h)(10), Section 336(e) or Treasury Regulation Section 301.7701-3), which election would be effective on or prior to the Closing Date.

Section 9.09 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, each of the Seller and the Purchaser Group shall be responsible for 50% of any Transfer Taxes and related fees imposed on or payable in connection with the transactions contemplated by this Agreement. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. The Seller and the Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 9.10 Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income, payroll, sales or receipts of the Education Entities and the Healthcare Entities for the portion of such Straddle Period ending on (and including) the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of any other Taxes of the Education Entities and the Healthcare Entities or any Taxes related to the Transferred Assets for a Straddle Period which relate to the portion of such Straddle Period ending on (and including) the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on (and including) the Closing Date and the denominator of which is the number of days in the Straddle Period.

Section 9.11 Tax Matters Coordination and Survival. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article IX and the provisions of Article VIII (other than Section 8.04(e)–(h)) shall not apply. The covenants and agreements of the Seller and the Purchaser, including the indemnification obligations contained in this Article IX, shall survive the Closing Date until thirty (30) days following the expiration of the applicable statutory periods of limitations. The representations and warranties made pursuant to Section 3.08 shall not survive the Closing.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 No Other Representations and Warranties.

(a) Except for the representations and warranties expressly set forth in this Agreement, the Ancillary Agreements and any certificates delivered hereunder or thereunder, the Seller specifically acknowledges and agrees that none of Parent, the Purchaser or any of their respective Affiliates, Representatives or equity holders make, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity). Except for the representations and warranties expressly set forth in this Agreement, the Ancillary Agreements and any certificates delivered hereunder or thereunder, the Seller hereby expressly disclaims and negates (i) any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to (1) the Education Entities or the Business or any of their respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or (2) any opinion, projection, forecast, statement, budget, estimate, advice or other similar information (including information with respect to the future revenues, earnings, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Education Entities or the Business, as well as any other business plan and cost-related plan information of the Education Entities or the Business), made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to the Purchaser Group or any of its Affiliates or its Representatives, in each case, whether made by the Seller, the Education Entities or any of their respective Affiliates, Representatives or equity holders or any other Person (this clause (2), collectively, “Projections”) and (ii) all Liability for any such other representation or warranty or any Projection.

(b) Except for the representations and warranties expressly set forth in this Agreement, the Ancillary Agreements and any certificates delivered hereunder or thereunder, the Purchaser Group (i) specifically acknowledges and agrees that neither the Seller, the Education Entities nor any of their respective Affiliates, Representatives or equity holders nor any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to the Education Entities, the Business or their respective businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Projection, and (ii) specifically acknowledges the Seller’s express disclaimer and negation of any such other representation or warranty or any Projection and of all liability and responsibility for any such other representation or warranty or any Projection. The Purchaser Group acknowledges and agrees that it has conducted its own independent investigation of the transactions contemplated by this Agreement (including with respect to the Education Entities, the Business and their respective businesses, operations, assets and liabilities) and, in making its determination to enter into this Agreement and proceed with the transactions contemplated by this Agreement, has relied solely on the results of such independent investigation and the representations and warranties expressly set forth in this Agreement, the Ancillary Agreements and any certificates delivered hereunder or thereunder.

Section 10.02 Release. Effective as of the Closing, each Party, on behalf of itself and its Subsidiaries, agents, advisors, heirs and legal representatives, and each of their respective successors and assigns, hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, the other Party and its Subsidiaries and each of their respective past, present or future officers, managers, directors, equityholders, partners, members, employees, counsel and agents (each, a “Releasee”) of, from and against any and all actions, causes of action, demands, damages, costs, expenses, judgments, debts, dues or any other Liabilities and Claims of every kind, nature and description whatsoever, whether known or unknown, both in law and in equity, which such Party, its Subsidiaries or its or their successors or assigns ever had, now has or may have existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur on or before the Closing or any conditions existing or alleged to have existed on or before the Closing, to the extent arising out of or resulting from the ownership or operation of the Health Care Entities, the business of the Health Care Entities, the Business, the Education Stock, the Transferred Assets, the Excluded Assets, the Assumed Liabilities, or the Excluded Liabilities. In furtherance of the foregoing, the Party releasing the Released Party (the “Releasing Party”), for itself and on behalf of its Subsidiaries, hereby absolutely, irrevocably and unconditionally waives any and all rights and benefits with respect to any Liabilities and Claims that it now has, or in the future may have conferred upon it by virtue of any principle under Law which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor, in each case, other than any rights and benefits expressly set forth in this Agreement. In connection with the foregoing, the Releasing Party hereby acknowledges that it is aware that factual matters now unknown to it, the Released Party or any of their respective Affiliates may have given, or hereafter may give, rise to Liabilities and Claims under Law (including Environmental Law), and the Releasing Party further agrees that the releases and other provisions set forth in this Section 10.02 have been negotiated and agreed upon in light of that awareness, and the Releasing Party, for itself and its Subsidiaries, nevertheless hereby intends absolutely, irrevocably and unconditionally to release such Persons from all such Liabilities and Claims, except for the remedies expressly set forth in this Agreement. Notwithstanding the foregoing, each Party and their respective Affiliates, Subsidiaries, agents, advisors, heirs and legal representatives, and each of their respective successors and assigns, retain, and do not release, their rights and interests under the terms and conditions of this Agreement, the Health Care Merger Agreement, and the other documents entered into in connection herewith or therewith.

Section 10.03 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by email (with written confirmation of transmission) or (c) one (1) Business Day after the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses, facsimile numbers and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party pursuant to this provision):

To the Purchaser Group:

c/o Vista Equity Partners Management, LLC

4 Embarcadero Center, 20th Floor

San Francisco, CA 94111

Attention:         David A. Breach

                          Michael Fosnaugh

Email:              dbreach@vistaequitypartners.com

                          mfosnaugh@vistaequitypartners.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

555 California Street, Suite 2700

San Francisco, CA 94104

Attention:         Stuart E. Casillas, P.C.

                          Joshua M. Zachariah, P.C.

Email:              casillas@kirkland.com

                          joshua.zachariah@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:         Daniel E. Wolf, P.C.

Email:               daniel.wolf@kirkland.com

To the Seller:

The Advisory Board Company

2445 M Street, NW

Washington, DC 20037

Attention:         Evan Farber, Chief Legal Officer

Email:               farbere@advisory.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, DC 20005

Attention:        Jeremy London

                          Richard Grossman

Email:              jeremy.london@skadden.com

                          richard.grossman@skadden.com

Section 10.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 10.04 with respect thereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 10.05 Counterparts. This Agreement may be executed in one (1) or more counterparts (including by means of email in .pdf format), all of which shall be considered one and the same agreement, and shall become effective when one (1) or more counterparts have been signed by each Party and delivered to the other Parties.

Section 10.06 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement, together with the Ancillary Agreements and the Confidentiality Agreement (except for paragraphs 5, 6 and 11 of the Confidentiality Agreement, which paragraphs of the Confidentiality Agreement, except as set forth in the last sentence of Section 5.03(c), shall terminate as of, and be of no further force or effect from and after, the date of this Agreement), constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between or among the Parties or their Affiliates, including paragraphs 5, 6 and 11 of the Confidentiality Agreement, with respect to the Transactions.

(b) Except for (i) Health Care Buyer’s rights under Section 1.02(a), Section 2.06(b), Section 5.16(a) and Section 5.18, (ii) Section 5.01(g) and Section 5.13(a), each of which is intended to be for the benefit of, and shall be enforceable by, Health Care Buyer, and (iii) as provided in Section 5.08, each Party agrees that (1) their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and (2) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth in this Agreement; provided that the provisions of Sections 7.03(b)(i), 7.04, 10.08, 10.11, 10.15 and this Section 10.06 will inure to the benefit of the Financing Sources all of whom are intended to be third-party beneficiaries thereof.

Section 10.07 Governing Law. This Agreement, and all Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance, consummation or subject matter of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws.

Section 10.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties, provided that the Purchaser Group, without the consent of any Person shall be permitted to assign its rights and obligations hereunder (i) to any subsequent purchaser of the Business and (ii) as collateral to any lender; provided, further, that no such assignment shall relieve the Purchaser Group of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Notwithstanding the foregoing, the Purchaser Group may and, as of and following the Closing, any of the Purchaser Group, the Education Entities and any of their respective Subsidiaries may, pledge, transfer or assign its respective rights hereunder to its financing sources as collateral security, without the prior written consent of any other party hereto. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.09 Specific Enforcement.

(a) The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the termination of this Agreement pursuant to Article VII, the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable remedies to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of a Party to cause the other Party to effect the Closing, in any court referred to in Section 10.11, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of an injunction or injunctions, specific performance or other equitable remedies to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of a Party to cause the other Party to effect the Closing, is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any breach or threatened breach of this Agreement. If any Party brings any Claim to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary in this Agreement, the End Date shall automatically be extended by (i) the period of time between the commencement of such Claim and the date on which such Claim is fully and finally resolved, plus twenty (20) Business Days, plus (ii) any such other time period as finally determined by the court presiding over such Claim.

(b) Notwithstanding the foregoing, it is explicitly agreed that the right of the Seller to obtain an injunction, specific performance or other equitable remedies in connection with enforcing the Purchaser Group’s obligation to cause the Equity Financing to be funded to fund the Purchaser Group’s obligations under Section 1.02(b) on the terms and conditions contemplated by this Agreement, the consummation of the other transactions contemplated by this Agreement, and the payment of the associated costs and expenses required to be paid by the Purchaser Group and to effect the Closing (but not the right of the Seller to obtain such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the occurrence of the Inside Date.

Section 10.10 Further Assurances. As a material obligation of each Party to consummate the transactions contemplated by this Agreement, from time to time after the Closing, each Party shall (a) cooperate with the other Parties, (b) perform any further act and (c) execute and deliver such documents, instruments or certificates, in each case, as may be reasonably requested by the other Parties in order to effectuate the transactions contemplated by this Agreement.

Section 10.11 Jurisdiction; Venue. All Claims arising from, under or in connection with this Agreement shall be raised to and exclusively determined by the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, each such court to whose jurisdiction and venue the Parties unconditionally consent and submit. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any such Claim in such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.03 shall be effective service of process for any Claim brought against such Party in any such court. Notwithstanding anything herein to the contrary, each of the Parties hereto acknowledges and irrevocably agrees (i) that it will not bring or support, or permit any of its Affiliates to bring or support, any Claim, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the transactions contemplated by this Agreement, the Debt Financing or any Debt Financing commitments or the performance of services thereunder or related thereto in any forum other than the state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto submits for itself and its property with respect to any such action to the exclusive jurisdiction of such court, (ii) to waive and hereby waives any right to trial by jury in respect of any such action, and (iii) that any such action shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such State that would result in the application of the laws of any other state.

Section 10.12 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13 Construction. Each Party has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 10.14 Acknowledgment and Waiver.

(a) The Purchaser Group acknowledges that the Seller and the Education Entities have retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to act as their counsel in connection with the Transactions and that Skadden has not acted as counsel for any other Person in connection with the Transactions for conflict of interest or any other purposes. The Purchaser Group agrees that any attorney-client privilege and the expectation of client confidence attaching as a result of Skadden’s representation of the Seller and the Education Entities related to the preparation for, and negotiation and consummation of, the transactions contemplated by this Agreement (the “Representation”), including all communications among Skadden and the Seller, the Education Entities or their respective Affiliates in connection with the Representation, shall survive the Closing and shall remain in effect. Furthermore, effective as of the Closing, (i) all communications (and materials relating thereto) between the Education Entities, on the one hand, and Skadden or any other legal counsel or financial advisor, on the other hand, related to the Representation (the “Protected Communications”) are hereby assigned and transferred to the Seller, (ii) the Purchaser Group, on behalf of itself and the Education Entities, hereby releases all of their respective rights and interests to and in the Protected Communications and (iii) the Purchaser Group, on behalf of itself and the Education Entities, hereby releases any right to assert or waive any privilege related to the Protected Communications.

(b) The Purchaser Group agrees that, notwithstanding any current or prior representation of the Education Entities by Skadden, Skadden shall be allowed to represent the Seller or any of its Affiliates in any matters and disputes adverse to the Purchaser Group or the Education Entities that either is existing on the date of this Agreement or arises in the future and relates to this Agreement and the transactions contemplated by this Agreement, and the Purchaser Group, on behalf of itself and the Education Entities, hereby waives any conflicts or claim of privilege that may arise in connection with such representation.

(c) The Purchaser Group acknowledges that any advice given to the Seller or any of its Affiliates (other than the Education Entities) in connection with the Representation and the Protected Communications shall not be subject to any joint privilege and shall be owned solely by the Seller or its Affiliate. The Purchaser Group hereby acknowledges that each of them have had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Skadden.

Section 10.15 No Liability of Financing Sources. None of the Financing Sources will have any liability to the Seller or its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Seller nor any of its Affiliates will have any rights or claims against any of the Financing Sources hereunder or thereunder, provided that the foregoing shall not preclude any liability of the Financing Sources to the Purchaser Group under the terms of any commitment letter in respect of the Debt Financing (or any related fee letters) or to the Purchaser Group or the Education Entities party to the definitive agreements relating to the Debt Financing subject to the terms therein, nor limit the Purchaser Group from seeking to recover any such damages or obtain equitable relief from or with respect to any Financing Source pursuant to any commitment letter in respect of the Debt Financing (or any related fee letters) or the Purchaser Group or the Education Entities from seeking to recover any such damages or obtain equitable relief from or with respect to any Financing Source pursuant to the definitive agreements relating to the Debt Financing.

Section 10.16 Interpretation.

(a) Time Periods. When calculating the period of time before which, within which or after which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. All references in this Agreement to a number of days are to such number of calendar days unless Business Days are specified.

(b) Dollars. Unless otherwise specifically indicated, any reference in this Agreement to $ means U.S. dollars.

(c) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d) Articles, Sections and Headings. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) Include. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(f) Hereof. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and the phrases “transactions contemplated by this Agreement” or “transactions contemplated hereby” when used in this Agreement, shall not include the Health Care Transactions.

(g) Extent. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h) Contracts; Laws. Any Contract or Law defined or referred to in this Agreement means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(i) Persons. References to a Person are also to its permitted successors and assigns.

(j) Exhibits and Disclosure Letters. The Exhibits to this Agreement and the Disclosure Letters are hereby incorporated and made a part of this Agreement and are an integral part of this Agreement. Each of the Seller and the Purchaser Group may, at its option, include in the Seller Disclosure Letter or the Purchaser Disclosure Letter, respectively, items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts in this Agreement or in the Disclosure Letters, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Each Disclosure Letter shall be organized by section, with each section of such Disclosure Letter corresponding to a Section of this Agreement. Any matter set forth in any section of a Disclosure Letter shall be deemed to be referred to and incorporated in any section of such Disclosure Letter to which it is specifically referenced or cross-referenced and also in any other sections of the such Disclosure Letter where the applicability of such matter is reasonably apparent on the face of the disclosure. Any capitalized term used in any Exhibit or any Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement.

(k) Made Available. The words “made available to the Purchaser Group” and words of similar import refer to documents (i) posted to the data site maintained by the Seller or its Representatives in connection with the transactions contemplated by this Agreement before 5:00 p.m. Washington, DC time on the date prior to the date hereof, or (ii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC before 5:00 p.m. Washington, DC time on the date prior to the date hereof.

Section 10.17 Definitions.

(a) For purposes of this Agreement, each of the following capitalized terms has the meaning specified in this
Section 10.17(a):

“Access License Agreement” means the Access and Use Agreement, dated as of the Closing Date, by and between the Seller and the Purchaser, substantially in the form of Exhibit A.

“Accountant” means PricewaterhouseCoopers LLP or, if such firm refuses or is unable to serve in such capacity, or is otherwise not appointed and engaged for such purpose (including due to a conflict of interest), then another independent nationally recognized accounting firm to be agreed upon by the Seller and the Purchaser acting reasonably.

“Affiliate” of any Person means another Person that directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) when used with respect to any specified person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, however, that (a) the Persons listed in Section 10.17(a)(i) of the Seller Disclosure Letter shall not be Affiliates of the Seller or any of its Subsidiaries and (b) the Seller shall not be an Affiliate of the Purchaser Group or, as of and after Closing, the Business or the Education Entities.

“Affiliate Contract” means any Contract between the Seller or any of its Subsidiaries (other than the Education Entities), on the one hand, and any Education Entity on the other hand, other than any Ancillary Agreement.

“Allocated Business Expenses Amount” means, for any period, an amount equal to the sum of (a) the product of (i) 0.50, multiplied by (ii) the amount of all interest payments made by the Seller under the Seller Debt Facility Agreements during such period, plus (b) the Cash Adjustment Business Taxes for such period.

“Apollo Equity Awards” has the meaning set forth in the Employee Matters Agreement.

“Apollo Stock Plans” has the meaning set forth in the Employee Matters Agreement.

“Ancillary Agreements” means the Assignment and Assumption Agreement and Bill of Sale, the Cross-License Agreement, the Employee Matters Agreement, the Equity Commitment Letter, the Guaranty, the Headquarters Agreements (if any), the Headquarters Lease Term Sheet, the Intellectual Property Assignment Agreements, the Non-Competition and Non-Solicitation Agreement, the Transition Services Agreement and any other Contract entered into, or any document or certificate delivered in connection with, this Agreement (other than the Health Care Merger Agreement).

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assignment and Assumption Agreement and Bill of Sale” means the Assignment and Assumption Agreement and Bill of Sale, dated as of the Closing Date, by and between the Seller and the Purchaser, substantially in the form of Exhibit B.

“Assumed Equity Amount” means the product of (a) 0.62 multiplied by (b) the “Assumed Equity Amount” (as defined in the Employee Matters Agreement).

“Base Amount” means $1,550,000,000.

“Benefit Arrangement” means each “Apollo Benefit Arrangement” and each “Education Benefit Arrangement” (each as defined in the Employee Matters Agreement).

“Bonus Pool” has the meaning set forth in the Seller Disclosure Letter.

“Business” means the Seller’s and its Subsidiaries’ business of providing insight-driven performance improvement solutions to public and private colleges, universities and primary and secondary (K–12) schools through subscription-based membership programs, software, data-enabled services and consulting capabilities; provided, however, that the Business shall not include the Seller’s or any of its Subsidiaries’ business of providing products or services to participants in the health care market, including providing products or services to U.S. hospitals and health systems, international hospitals, independent medical groups, post-acute care facilities, pharmaceutical, biotechnology or medical device companies, health care insurers, or other health care service providers.

“Business Cash” means, for any period, an amount, which may be positive or negative, calculated in accordance with the Business Cash Forecast, equal to (a) the Business EBITDA for such period, plus (b) the Cash Over Revenue Amount for such period, minus (c) all capital expenditures made by the Seller and its Subsidiaries with respect to the Business during such period (the “Business Capital Expenditures”), minus (d) the Allocated Business Expenses Amount for such period, plus (e) the amount accrued by the Seller during such period for bonuses payable to Education Personnel (to the extent not actually paid prior to Closing) (the “Accrued and Unpaid Education Bonuses”), in each case, calculated in accordance with the methodology set forth in the Business Cash Forecast.

“Business Cash Forecast” means the Company’s good-faith estimate of each of (a) Business EBITDA, (b) Cash Over Revenue, (c) the Business Capital Expenditures, (d) the Allocated Business Expense Amount, and (f) the Accrued and Unpaid Education Bonuses, in each case, for each month of fiscal year 2017 during the period from August through December 2017 or each month of the first quarter of fiscal year 2018, as applicable, and represented in final form as part of Section 5.23 of the Seller Disclosure Letter.

“Business Data” means all business information and all personally-identifying information and data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred or disclosed by any of the Assigned IT Assets or otherwise in connection with the Business.

“Business Day” means any day except for (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Washington, DC or New York, New York.

“Business EBITDA” means, for any period, the net income before interest, Taxes, depreciation, amortization and certain other expenses of the Seller and its Subsidiaries with respect to the Business; provided that Business EBITDA for any period shall be calculated in accordance with the Business Cash Forecast.

“Business Material Adverse Effect” means any fact, circumstance, effect, change, condition, occurrence, event or development that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Business or the ability of the Seller to consummate the transactions contemplated by this Agreement by the End Date; provided, however, that no fact, circumstance, effect, change, condition, occurrence, event or development resulting from or arising out of any of the following, individually or in the aggregate, shall constitute a Business Material Adverse Effect or be taken into account in determining whether a Business Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any change or condition affecting any industry in which any of the Seller or its Subsidiaries operates; (b) any change affecting any economic, legislative or political condition or any change affecting any securities, credit, financial or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area; (c) any failure by any of the Seller or its Subsidiaries to meet any Projection or any other internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided that the underlying factors contributing to any such failure shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Business Material Adverse Effect); (d) any change attributable to the announcement, execution or delivery of this Agreement or the pendency of the transactions contemplated by this Agreement, including (i) any action taken by any of the Seller or its Subsidiaries that is required, contemplated or permitted pursuant to this Agreement, or is consented to by the Purchaser in writing, or any action taken by the Purchaser Group or any of its Affiliates to obtain any Consent from any Governmental Authority to the consummation of the Transactions, and, in each case, the result of any such actions, (ii) any Claim arising out of or related to this Agreement (including any stockholder litigation), (iii) any change in customer, supplier, employee, partner or similar relationships resulting therefrom or (iv) any change that arises out of or relates to the identity of the Purchaser Group or any of its Affiliates as the acquirer of the Education Entities, the Transferred Assets and the Assumed Liabilities; (e) any change in the market price, credit rating or trading volume of shares of the Seller Common Stock on the NASDAQ or any change affecting the ratings or the ratings outlook for any of the Seller or its Subsidiaries (provided that the underlying factors contributing to any such change shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Business Material Adverse Effect); (f) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof); (g) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of this Agreement; and (h) any change or effect arising from any requirements imposed by any Governmental Authorities as a condition to obtaining the HSR Clearance or any other Consent required under Antitrust Law with respect to the Transactions; provided that in the case of clauses (a), (b), (f) and (g) such effect may be taken into account in determining whether or not there has been or would reasonably be expected to be a Business Material Adverse Effect to the extent such effect has a disproportionate impact on the Business, taken as a whole, as compared to other participants in the industry in which the Business operates, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been or would reasonably be expected to be a Business Material Adverse Effect.

“Cash Adjustment Business Taxes” means, (a) with respect to the determination of the Actual Allocated Business Expense Amount, an amount equal to the current Tax expense amount applicable to the taxable income of the Business during the Interim Cash Period, as such amount is set forth in the unaudited financial statements for the Interim Cash Period, and (b) with respect to the determination of the Allocated Business Expense Amount included in the calculation of the Estimated Pre-Closing Business Cash Adjustment, an amount equal to the sum of (i) the product of 0.38 multiplied by the taxable income based on the Monthly Financial Statements for all months in the Interim Cash Period for which such information is available, plus (ii) for any month (including any partial month) in the Interim Cash Period for which the Monthly Financial Statements are not available, (A) in the case of a full month, the amount of Taxes for such month as set forth in the Business Cash Forecast, and (B) in the case of a partial month, the product of (1) the quotient of (A) the amount of Taxes for such month as set forth in the Business Cash Forecast, divided by (B) the number of days in such month, multiplied by (2) the number of days in the period from and including the first day of such month and ending on 11:59 p.m. Washington DC time on the day prior to the Closing Date, in each case, calculated in accordance with the principles used to prepare the Audited Financial Statements.

“Consolidated Cash” means the consolidated cash balance of the Seller (including the Education Entities).

“Cash Consideration Amount” means an amount equal to (a) the Base Amount, minus (b) the Closing Date Indebtedness Amount, minus (c) Transaction Expense Amount, minus (d) the Closing Date Current Taxes Amount, minus (e) the Assumed Equity Closing Amount, minus (f) the Pre-Closing Business Cash Adjustment.

“Cash Over Revenue Amount” means, for any period, an amount equal to the difference of (a) cash receipts collected by the Seller and its Subsidiaries with respect to the Business during such period, minus (b) the accrual revenue recognized by the Seller and its Subsidiaries with respect to the Business during such period, in each case, calculated in accordance with the Business Cash Forecast.

“Claim” means any demand, charge, complaint, audit, formal investigation, claim, suit, action, legal proceeding (whether at law or in equity) or arbitration.

“Closing Date Indebtedness” means the Indebtedness of the Education Entities as of immediately prior to the Closing, determined in accordance with GAAP; provided, however, that Closing Date Indebtedness shall not include the capitalized lease obligation set forth in Section 10.17(a)(iii) of the Seller Disclosure Letter.

“Closing Date Current Taxes” means the amount of the current Tax liabilities of the Seller, to the extent related to the Transferred Assets or the Business, and of the Education Entities, as of the end of the Closing Date (such amount to be determined in accordance with Section 9.10); provided that Closing Date Current Taxes shall not include any Tax liabilities to the extent such Tax liabilities are or will be taken into account on or be shown as due and payable on any Combined Tax Return or Health Care Entity Education Business Return.

“Code” means the Internal Revenue Code of 1986 or any successor federal Tax statute.

“Company IP” means all Intellectual Property (a) owned by the Education Entities or (b) that is Assigned IP.

“Contract” means any legally binding written or oral contract, agreement, lease, license, evidence of indebtedness, mortgage, indenture, note, bond, loan, instrument,

commitment, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement that is legally binding; provided, however that the term Contract does not include any Seller Plan or any Education Plan.

“Data Security Requirements” means, collectively, all of the following to the extent relating to Data Treatment or otherwise relating to privacy, security, or security breach notification requirements and applicable to the Seller, to the conduct of the Business, or to any of the Assigned IT Assets or any Business Data: (a) all Laws; (b) required industry standards applicable to the industry in which the Business operates (including, if and to the extent applicable, the Payment Card Industry Data Security Standard (PCI DSS)); and (c) Contracts into which the Seller has entered or by which it is otherwise legally bound.

“Data Treatment” means the access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, security, destruction, or disposal of any personal, or confidential information or data (whether in electronic or any other form or medium).

“Disclosure Letter” means any of the Seller Disclosure Letter or the Purchaser Disclosure Letter.

“Education Business Taxes” means Taxes imposed with respect to the Transferred Assets, the Assumed Liabilities and the Business, and shall include all Taxes of any Education Entity, provided, however, that Education Business Taxes shall not include the following, which shall be Health Care Business Taxes: (a) Taxes (if any) that do not relate to the Transferred Assets, the Assumed Liabilities or the Business for which any Education Entity is or becomes liable under Treasury Regulations section 1.1502-6 (or under any similar provision of state, local, or non-U.S. Law) to the extent such Taxes would not have been imposed on any Education Entity if such Education Entity were subject to Tax as a separate, non-affiliated entity (determined on a “with or without” basis), (b) Income Taxes payable by the Seller in connection with the transactions contemplated by this Agreement, (c) Transfer Taxes for which the Seller is responsible pursuant to Section 9.09 or (d) Taxes imposed with respect to the Transferred Assets, the Assumed Liabilities and the Business (including all Taxes of any Education Entity) (i) to the extent paid to a Taxing Authority prior to the Closing Date or (ii) that are otherwise attributable to a Pre-Closing Tax Period (as determined in accordance with Section 9.10); provided that, (A) any increase in the amount of such Taxes required to be paid after Closing (in the case of any Taxes described in the foregoing clause (d)(i)) or after the initial filing of the applicable Tax Return (in the case of any Taxes described in the foregoing clause (d)(ii)), in each case whether as the result of any Tax Proceeding, an amendment to any Tax Return, or otherwise, shall be Education Business Taxes; and (B) in the case of any Taxes referred to in the foregoing clause (d)(ii) that are shown on an Education Entity Return, Health Care Business Taxes shall only include the amount of such Taxes taken into account in the calculation of Closing Date Current Taxes.

“Education Employee” has the meaning set forth in the Employee Matters Agreement.

“Education Entity Assets” means the assets, properties and other rights of the Education Entities existing as of or after the date of this Agreement.

“Education Environmental Liabilities” means any Liability under or related to Environmental Laws arising from the ownership or operation of the Business, the Education Entities or the Transferred Assets prior to, on or after the Closing Date.

“Education Group” has the meaning set forth in the Employee Matters Agreement.

“Education Independent Contractor” has the meaning set forth in the Employee Matters Agreement.

“Education Personnel” means any natural person who is (a) an Education Employee, (b) an Education Independent Contractor, or (c) immediately prior the execution of the Agreement employed by or engaged with a member of the Education Group.

“Education Plan” means each “Education Benefit Arrangement” and each “Education Welfare Plan” (each as defined in the Employee Matters Agreement).

“Education Entities Pre-Closing Cash” means the amount of cash, cash equivalents and marketable securities held by the Education Entities as of the Closing, which amount shall not exceed $10,000,000.

“Effective Time” means the time at which the merger contemplated by the Health Care Merger Agreement becomes effective.

“Environmental Claim” means any Claim against the Business or any Education Entity asserted by any Person alleging Liability (including potential Liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) or responsibility arising out of, based on or resulting from (a) the presence or Release of or exposure to any Hazardous Materials at any location, whether or not owned or operated by the Seller or any Education Entity, or (b) any violation or alleged violation of, or any Liability under, any Environmental Law or any Environmental Permit.

“Environmental Laws” means all Judgements and Laws, including any issued or, promulgated by or with any Governmental Authority, relating to pollution or protection of or damage to the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments), natural resources, endangered or threatened species, the climate or human health and safety as it relates to exposure to hazardous or toxic materials, including Laws relating to the exposure to Hazardous Materials.

“Equity Financing” means the equity financing incurred or to be incurred pursuant to the Equity Commitment Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with any Education Entity as of the date of this Agreement as a “single employer” within the meaning of Section 414 of the Code.

“Estimated Cash Consideration Amount” means an amount equal to (a) the Base Amount, minus (b) the Closing Date Indebtedness Amount, minus (c) Transaction Expense Amount, minus (d) the Closing Date Current Taxes Amount, minus (e) the Assumed Equity Closing Amount, minus (f) the Estimated Pre-Closing Business Cash Adjustment.

“Estimated Period Historical Cash” means the product of (a) the quotient of (i) the Business Cash for the Latest Month, as set forth in the Monthly Business Cash Results for the Latest Month, divided by (ii) the number of days in the Latest Month, multiplied by (b) the number of days in the Estimated Period.

“Estimated Period Projected Cash” means the sum of (a) the Business Cash for each complete month, if any, in the Estimated Period, as set forth in the Business Cash Forecast, plus (b) for any partial month in the Estimated Period, the product of (i) the quotient of the Business Cash for such month, as set forth in the Business Cash Forecast, divided by the number of days in such month, multiplied by (ii) the number of days in the period from and including the first day of such month and ending on 11:59 p.m. Washington DC time on the day prior to the Closing Date.

“Excluded Education Assets” means, except (a) as otherwise expressly designated as a Transferred Asset or (b) as otherwise provided in any Ancillary Agreement, the following assets, properties and rights owned, leased, used or held by any Education Entities:

(i) any assets or properties owned or leased by a Health Care Entity and not used or held for use primarily in the operation of the Business;

(ii) any assets, properties or rights used exclusively in the businesses of the Seller and its Subsidiaries, other than the Business;

(iii) subject to Section 5.01(b)(iii), all right, title and interest to any distributions or dividends from any Education Entity with a record date at or prior to the Closing; and

(iv) any rights pursuant to Section 10.14.

“FCPA” means the Foreign Corrupt Practices Act of 1977.

“Financing Sources” means the Persons that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the transactions contemplated by this Agreement, and the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their and their respective successors and assigns, in each case, excluding Guarantor.

“Former Education Service Provider” has the meaning set forth in the Employee Matters Agreement.

“Government Contract” means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between any Education Entity or the Seller on one hand and a Governmental Authority on the other or entered into by any Education Entity or the Seller as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority.

“Governmental Authority” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, arbitrator (public or private) tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing; provided that, if any of the foregoing Persons is a customer of the Business, such Person shall not be considered a Governmental Authority to the extent acting in its capacity as a customer of the Business.

“Hazardous Materials” means (a) petroleum and any derivatives or by-products, explosive or radioactive materials, asbestos, polychlorinated biphenyls, urea formaldehyde insulation, chlorofluorocarbons and other ozone-depleting substances and (b) any other chemical, material, substance or waste for which Liability or standards of conduct may be imposed, or that is regulated as a pollutant, a contaminant, hazardous or toxic, under any Environmental Law.

“Headquarters Agreements” means the “New Lease” (as defined in the Headquarters Lease Term Sheet) and the “Sublease” (as defined in the Headquarters Lease Term Sheet).

“Health Care Business Taxes” means Taxes of any Health Care Entity that are not Education Business Taxes and any other Taxes specifically identified as Health Care Business Taxes in the definition of Education Business Taxes; provided that, for the avoidance of doubt, that Health Care Business Taxes shall not include (a) other than Taxes described in clause (d)(ii) in the definition of Education Business Taxes (taking into account the provisos thereto) that are shown as due and payable on a Combined Tax Return or a Health Care Entity Education Business Return, Taxes (if any) for which any Health Care Entity is or becomes liable under Treasury Regulations section 1.1502-6 (or under any similar provision of state, local, or non-U.S. Law) to the extent such Taxes would not have been imposed on any Health Care Entity if such Health Care Entity were subject to Tax as a separate, non-affiliated entity (determined on a “with or without” basis) or (b) Transfer Taxes for which the Purchaser Group is responsible pursuant to Section 9.09.

“Health Care Closing” means the consummation of the Merger contemplated by the Health Care Merger Agreement.

“Health Care Entity” means the Seller and its Subsidiaries (other than an Education Entity).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Inactive Contract” means any Contract (a) for which performance has been completed or (b) that has terminated, whether or not performance under any such Contract has been completed or has terminated prior to the Closing, including inactive Contracts and Contracts in the close-out process.

“Income Taxes” means all Taxes based upon, measured by, or calculated with respect to net income, capital, franchise, net worth or profits (but not any gross income Taxes and not any withholding Taxes other than a withholding Taxes that are imposed as an advance or pre-payment of income Taxes), and all Taxes substantially similar thereto.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money (including the issuance of any debt security, but excluding intercompany indebtedness), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (d) all capitalized lease obligations of such Person, (e) any liability which is deemed a long-term liability under GAAP (with the exception of long-term deferred revenue), and (f) all guarantees or other assumptions of liability for any of the foregoing.

“Intellectual Property” means all intellectual property throughout the world, including all U.S. and foreign rights in (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (b) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (c) copyrights and copyrightable subject matter (“Copyrights”), (d) trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models, and methodologies (“Trade Secrets”), (e) all rights in the foregoing and in other similar intangible assets and (f) all applications and registrations, and any renewals, extensions and reversions, for the foregoing.

“Intellectual Property Assignments” means, collectively, the Patent Assignment and the Trademark Assignment.

“Interim Cash Period” means the period beginning on August 1, 2017 and ending at 11:59 p.m. Washington DC time on the day prior to the Closing Date.

“IRS” means the U.S. Internal Revenue Service or any successor agency.

“IT Assets” means computer and other information technology systems, including hardware, software, computer systems, databases, data rights and documentation, reference and resource materials relating thereto and all Contracts and contractual rights associated with any of the foregoing.

“Judgment” means a judgment, order, decree, ruling, writ, assessment or arbitration award of a Governmental Authority of competent jurisdiction.

“Knowledge” means (a) with respect to the Seller, the actual knowledge of the individuals listed in Section 10.17(a)(ii) to the Seller Disclosure Letter and (b) with respect to the Purchaser or the Purchaser Group, the actual knowledge of the individuals listed in Section 10.17(a) to the Purchaser Disclosure Letter.

“Law” means any domestic or foreign, federal, state, provincial or local statute, act, Judgment, law (including common law), ordinance, rule, binding administrative interpretation, regulation, directive or other requirement of any Governmental Authority.

“Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due).

“Lien” means any pledge, lien, charge, mortgage, encumbrance or security interest of any kind or nature whatsoever (including with respect to Intellectual Property), except as imposed by this Agreement, the Organizational Documents of the Education Entities or applicable securities Laws.

“Losses” means Liabilities, losses, damages, Judgment and costs and expenses (including reasonable fees and expenses of attorneys, auditors, consultants and other agents); provided, however, that Losses shall not include punitive or exemplary damages except for punitive or exemplary damages actually paid to a Third Party.

“Marketing Period” means the first period of seventeen (17) consecutive Business Days prior to the Closing Date commencing on the later to occur of (I) the date of receipt by the Purchaser of the Required Information and (II) September 5, 2017; provided, that, if the Seller shall in good faith reasonably believes that the Required Information has been delivered to the Purchaser, it may deliver to the Purchaser a written notice to that effect (stating when the Seller believes it completed any such delivery), in which case the Required Information shall be deemed to have been delivered on the date such notice is deemed to have been received pursuant to Section 10.03 and the Marketing Period shall be deemed to have commenced on the date such notice is received, unless the Purchaser in good faith reasonably believes that the Seller has not completed delivery of such Required Information and, within three (3) Business Days after its receipt of such notice by the Seller, delivers a written notice to the Seller to that effect (stating with specificity which Required Information the Seller has not delivered) provided further, that, notwithstanding anything in this Agreement to the contrary, (a) (i) from November 22, 2017 through November 27, 2017 shall not constitute Business Days for purposes of such seventeen (17) consecutive Business Day period (provided that, for the avoidance of doubt, such exclusion shall not restart such period) and (ii) if such seventeen (17) consecutive Business Day period has not ended on or prior to December 15, 2017, then such period shall not restart until January 2, 2018, and (b) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated and the Purchaser shall have obtained all of the proceeds contemplated thereby. Notwithstanding the foregoing, the Marketing Period shall not commence and shall not be deemed to have commenced if, on or prior to the completion of such seventeen (17) consecutive Business Day period, (i) Ernst & Young LLP shall have withdrawn, or advised the Seller in writing that it intends to withdraw, its audit opinion with respect to any year end audited financial statements included in the Required Information, in which case the Marketing Period may not commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Seller for the applicable periods by Ernst & Young LLP or another independent public accounting firm of recognized national standing, or (ii) the Seller shall have announced, or the board of directors of the Seller shall have determined, that a restatement of any material financial information included in the Required Information is required (or that any such restatement is under consideration), in which case the Marketing Period will be deemed not to have commenced unless and until such restatement shall have been completed and the applicable Required Information shall have been amended or the Seller shall have announced that the Seller has concluded that no restatement will be required, and such Marketing Period shall, for the avoidance of doubt, remain subject to all of the requirements set forth above.

“Non-Income Tax Return” means any Tax Return with respect to Non-Income Taxes.

“Non-Income Taxes” means all Taxes other than Income Taxes.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, stockholder agreements and certificates of existence, as applicable.

“Patent Assignment” means the Patent Assignment, dated as of the Closing Date, by and between the Seller and the Purchaser, substantially in the form of Exhibit C.

“Permit” means a franchise, license, permit, authorization, variance, exemption, order, registration, clearance or approval of a Governmental Authority.

“Permitted Liens” means (a) statutory Liens for Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Financial Statements, as applicable, (b) mechanic’s, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, material, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Business Leased Real Property, which are not violated by the current use and operation of the Business Leased Real Property, as applicable, and which do not, individually or in the aggregate, materially interfere with the occupancy or use of the Real Property, as applicable, (d) covenants, conditions, restrictions, easements, imperfections of title and other similar matters of record affecting title to the Business Leased Real Property, as applicable, (i) which do not materially impair the occupancy or use of the Business Leased Real Property, as applicable, for the purposes for which it is currently used or proposed to be used in connection with the Business or (ii) which were placed of record by the party holding fee title to the applicable Business Leased Real Property and of which neither the Seller nor any Education Entity have Knowledge, (e) matters which would be disclosed by an inspection or accurate survey of each parcel of the Business Leased Real Property, and (i) which do not, individually or in the aggregate, materially interfere with the occupancy or use of the Business Leased Real Property, as applicable, or (ii) which were caused by the party holding fee title to the applicable Business Leased Real Property and of which neither the Seller nor any Education Entity have Knowledge, (f) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (g) purchase money liens and liens securing rental payments under capital lease arrangements, (h) licenses of Intellectual Property granted in the ordinary course and (i) any Lien set forth in Section 10.17(a)(iii) of the Seller Disclosure Letter.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Authority or other entity or organization.

“Pre-Closing Business Cash” means the Business Cash for the Interim Cash Period; provided, however, that, for purposes of calculating (a) the Estimated Pre-Closing Business Cash Adjustment, the Business Cash for the period between the end of the last month for which Monthly Business Cash Results are available (the “Latest Month”) and the Closing Date (such period, the “Estimated Period”) that is included in the calculation of the Estimated Pre-Closing Business Cash Adjustment shall be the product of (i) 0.5, multiplied by (ii) the sum of the Estimated Period Historical Cash, plus the Estimated Period Projected Cash, and (b) the Actual Pre-Closing Business Cash and the Actual Pre-Closing Business Cash Adjustment, the Business Cash for the Interim Cash Period (including the Estimated Period) shall be the actual amounts thereof as of 11:59 p.m. Washington, DC time on the day prior to the Closing Date, based on the unaudited financial statements for the Interim Cash Period.

“Pre-Closing Business Cash Adjustment” means an amount, which may be positive or negative, equal to the difference of (a) the Pre-Closing Business Cash, minus (b) the Education Entities Pre-Closing Cash.

“Pre-Closing Tax Period” means any taxable period (including the portion of any Straddle Period) ending on or before the Closing Date.

“Proxy Statement” means a proxy statement to be filed with the SEC and mailed to the holders of Seller Common Stock relating to the Seller Stockholder Meeting.

“Purchaser Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has or would reasonably be expected to have a material and adverse effect on the ability of the Purchaser Group to consummate, or that would reasonably be expected to prevent or materially impede, materially interfere with or materially delay the Purchaser Group’s consummation of, the transactions contemplated by this Agreement.

“Release” means any release, spill, emission, leaking, dumping, injection, pumping, emptying, escaping, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient or indoor air, surface water, groundwater, land surface, subsurface and sediments).

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors, potential financing sources, counsel or other authorized representatives.

“SEC” means the Securities and Exchange Commission or any successor agency.

“Seller Acquisition Agreement” means a “Company Acquisition Agreement,” as defined in the Health Care Merger Agreement.

“Seller Board” means the board of directors of the Seller.

“Seller Common Stock” means the common stock of the Seller, par value $0.01 per share.

“Seller Debt Facility Agreements” means (a) the Credit Agreement, dated as of February 6, 2015, as amended, among the Seller, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto, (b) the Pledge and Security Agreement, dated as of February 6, 2015, as amended, among the Seller and the Subsidiaries of the Seller party thereto, as grantors, and JPMorgan Chase Bank, N.A., as administrative agent, and (c) the Guaranty, made as of February 6, 2015, by the Subsidiaries of the Seller party thereto in favor of JPMorgan Chase Bank, N.A., as administrative agent.

“Seller Plan” means each “Apollo Benefit Arrangement” and each “Apollo Welfare Plan” (each as defined in the Employee Matters Agreement).

“Seller Report” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) furnished or filed by the Seller with the SEC since January 1, 2016 (such documents, together shall all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, but excluding the Proxy Statement).

“Seller Stockholder Approval” means the requisite approval by the Seller Stockholders of the Health Care Merger Agreement.

“Seller Stockholder Meeting” means the meeting of the Seller Stockholders to be held for the adoption of the Health Care Merger Agreement.

“Seller Stockholders” means the holders of Seller Common Stock.

“Shareholder Litigation” means Monroe County Employees’ Retirement System v. The Advisory Board Company, No. 17-5886, U.S. District Court of the Southern District of New York, and any related matters or other claims based on the same or similar operative facts.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Claim” means any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article IX.

“Tax Proceeding” means any audit, examination, contest, litigation or other proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return, certificate, bill, statement or other written information filed or required to be filed with any Taxing Authority relating to Taxes, including any supplement, schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any and all U.S. or non-U.S. federal, state or local taxes, including any interest, penalties or other additions to tax, that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income taxes, profits taxes, taxes on gains, alternative minimum taxes, estimated taxes, payroll taxes, employee withholding taxes, unemployment insurance taxes, social security taxes, welfare taxes, disability taxes, severance taxes, license charges, taxes on stock, sales taxes, harmonized sales taxes, use taxes, ad valorem taxes, value added taxes, excise taxes, goods and services taxes, franchise taxes, gross receipts taxes, occupation taxes, real or personal property taxes, land transfer taxes, stamp taxes, transfer taxes, workers’ compensation taxes, net worth taxes and other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing.

“Taxing Authority” means any Governmental Authority responsible for the administration, collection or imposition of any Tax.

“Trademark Assignment” means the Trademark Assignment, dated as of the Closing Date, by and between the Seller and the Purchaser, substantially in the form of Exhibit D.

“Transaction Expenses” means the aggregate amount of all fees and expenses, incurred prior to the Closing by or on behalf of the Seller, the Education Entities, the Business or any of their respective Affiliates, in each case, for which the Business or any Education Entity is liable, in connection with the negotiation, preparation or execution of this Agreement, the Ancillary Agreements or any other documents in connection with the Transactions or the performance or consummation of the Transactions, including (a) any non-material fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Persons on behalf of the Sellers, the Education Entities or the Business, (b) any fees or expenses associated with obtaining the release and termination of any Liens, (c) all brokers’ or finders’ fees, (d) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and experts, (e) any fees and expenses associated with binding the D&O Tail Policy and (f) the Bonus Pool to the extent payable by the Business or any Education Entity, in each case, solely to the extent unpaid as of, including prior to, the Closing; provided that, for the avoidance of doubt, (i) costs and expenses incurred by the Purchaser Group in connection with the Debt Financing, (ii) the amount of any Reimbursement Obligations and (iii) any fees or expenses required to be paid by the Purchaser under this Agreement or any Ancillary Agreement, shall not be considered Transaction Expenses.

“Transaction Litigation” means all Liabilities as a result of or in connection with the exercise of appraisal rights or any claims by any current or past direct or indirect stockholder of the Seller relating to the approval of the Health Care Transaction, under a theory of breach of fiduciary duty, aiding and abetting any such alleged breach or otherwise, or any other stockholder litigation otherwise arising from this Agreement, the transactions contemplated by this Agreement, the Health Care Transaction Documents, the merger contemplated by the Health Care Merger Agreement or the Transactions that are brought against any Health Care Entity or Education Entity.

“Transactions” means, collectively, the transactions contemplated by this Agreement and by the Health Care Transactions.

“Transfer Taxes” means any and all transfer Taxes (excluding Income Taxes), including sales, use, excise, goods and services, stock, conveyance, gross receipts, registration, business and occupation, securities transactions, real estate, land transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges.

“Treasury Regulations” means the regulations promulgated under the Code.

(b) In addition to the defined terms set forth in Section 10.17(a), each of the following capitalized terms has the meaning specified in the Section set forth opposite such term below:

Term	Section
Acceptable Confidentiality Agreement	Section 5.02(b)
Accessible Information	Section 5.04
Accounting Arbitrator	Section 1.06(b)
Accrued and Unpaid Education Bonuses	Section 10.17(a)
Acquisition Financing Liabilities	Section 2.03(h)
Actual Accrued and Unpaid Education Bonuses	Section 1.06(a)
Actual Allocated Business Expenses Amount	Section 1.06(a)
Actual Business Capital Expenditures	Section 1.06(a)
Actual Closing Cash Over Revenue	Section 1.06(a)
Actual Closing EBITDA	Section 1.06(a)
Actual Education Entities Pre-Closing Cash	Section 1.06(a)
Actual Pre-Closing Business Cash	Section 1.06(a)
Actual Pre-Closing Business Cash Adjustment	Section 1.06(a)
Agreement	Preamble
Assigned Business Data	Section 2.01(i)
Assigned IP	Section 2.01(h)
Assigned IT Assets	Section 2.01(l)
Assumed Equity Closing Amount	Section 1.02(a)
Assumed Liabilities	Section 2.03
Audited Financial Statements	Section 3.06(a)
Bankruptcy and Equity Exceptions	Section 3.04
Books and Records	Section 2.01(f)
Business Capital Expenditures	Section 10.17(a)

Business Leased Real Property	Section 3.16(b)
Business Real Property Leases	Section 3.16(b)
Claim Date	Section 8.03(a)
Claim Notice	Section 8.03(a)
Closing	Section 1.03
Closing Date	Section 1.03
Closing Date Current Taxes Amount	Section 1.02(a)
Closing Date Indebtedness Amount	Section 1.02(a)
Closing Date Notice	Section 1.03
Closing Statement	Section 1.06(a)
Combined Tax Return	Section 9.03(a)
Company Registered Intellectual Property	Section 3.18(a)
Company Software	Section 3.18(c)
Confidentiality Agreement	Section 5.03(c)
Consent	Section 3.05(b)
Consent Required Contracts	Section 2.05(a)
Consent Required Shared Contract	Section 2.06(a)
Contaminants	Section 3.18(g)
Copyrights	Section 10.17(a)
Cross License Agreement	Recitals
D&O Tail	Section 5.08(a)
Debt Financing	Section 5.15
Dispute Notice	Section 1.06(b)
Education Entities	Recitals
Education Entity Return	Section 9.03(a)
Education Indemnified Parties	Section 5.08(b)
Education Leased Real Property	Section 3.16(b)
Education Membership Agreements	Section 2.01(b)(i)
Education Stock	Recitals
Education Subsidiaries	Recitals
Education Takeover Proposal	Section 5.02(h)(i)
Education Tax Returns	Section 9.03(a)
Education Topco	Recitals
Employee Matters Agreement	Recitals
End Date	Section 7.01(b)(i)
Environmental Permit	Section 3.13(a)
Equity Commitment Letter	Recitals
Equity Securities	Section 3.03
Estimated Period	Section 10.17(a)
Estimated Pre-Closing Business Cash Adjustment	Section 1.02(a)
Excluded Assets	Section 2.02
Excluded Liabilities	Section 2.04
Excluded Seller Assets	Section 2.02
Filing	Section 3.05(b)
Financial Statements	Section 3.06(a)
Guarantor	Recitals

Guaranty	Recitals
Headquarters Lease Term Sheet	Recitals
Health Care Buyer	Recitals
Health Care Entity Education Business Return	Section 9.03(a)
Health Care Merger Agreement	Recitals
Health Care Merger Sub	Recitals
Health Care Takeover Proposal	Section 5.02(h)(iii)
Health Care Transaction	Recitals
Health Care Transaction Documents	Recitals
HSR Clearance	Section 6.01(a)
Indemnification Notice	Section 9.07(a)
Indemnified Person	Section 8.03(a)
Indemnifying Party	Section 8.03(a)
Informed Party	Section 5.12
Inside Date	Section 1.03
Latest Month	Section 10.17(a)
Latest Pre-Tax Balance Sheet	Section 3.06(a)
Legal Restraint	Section 6.01(b)
Material Contracts	Section 3.14(a)
Material Customers	Section 3.14(a)(i)
Material Suppliers	Section 3.14(a)(ii)
Merger	Recitals
Monthly Business Cash Results	Section 5.18
Monthly Financial Statements	Section 5.18
New Business Contract	Section 2.06(a)
Non-Competition and Non-Solicitation Agreement	Recitals
Non-Transferred Asset	Section 5.11(a)
Non-Transferred Liability	Section 5.11(a)
Objection Notice	Section 8.03(a)
Other Assigned Contract	Section 2.01(b)(vi)
Parent	Preamble
Parent Liability Limitation	Section 7.03(b)(i)
Parent Related Parties	Section 7.03(b)(i)
Parties	Preamble
Party	Preamble
Patents	Section 10.17(a)
Payment Statement	Section 1.02(a)
Post-Signing Insurance Proceeds	Section 2.01(e)
Prior Education Acquisition Agreements	Section 2.01(b)(ii)
Process NDA	Section 5.21
Projections	Section 10.01(a)
Protected Communications	Section 10.14(a)
Purchase Price	Section 1.02(a)
Purchase Price Allocation	Section 1.05(a)
Purchaser	Preamble
Purchaser Disclosure Letter	Article IV

Purchaser Group	Preamble
Purchaser Indemnified Persons	Section 8.02(a)
Purchaser Tax Indemnified Parties	Section 9.01
Reimbursement Obligations	Section 5.15(k)
Releasee	Section 10.02
Releasing Party	Section 10.02
Representation	Section 10.14(a)
Required Information	Section 5.15(c)
Securities Act	Section 4.07
Seller	Preamble
Seller Acquisition Agreement	Section 5.02(c)
Seller Disclosure Letter	Article III
Seller Indemnified Persons	Section 8.02(b)
Seller Leased Real Property	Section 3.16(b)
Seller Names and Marks	Section 2.02(k)
Seller Takeover Proposal	Section 5.02(h)(ii)
Seller Tax Indemnified Parties	Section 9.02
Seller Termination Fee	Section 7.03(a)(i)
Shared Contracts	Section 2.01(b)(iii)
Skadden	Section 10.14(a)
Solvent	Section 4.09
Straddle Period	Section 9.10
Subsequent Loss	Section 9.07(c)
Superior Health Care Proposal Agreement	Section 5.13(d)
Superior Health Care Proposal Buyer	Section 5.13(d)
Superior Seller Proposal	Section 5.02(h)(iv)
Survival Date	Section 8.04(a)
Surviving Corporation	Recitals
Takeover Proposal	Section 5.02(a)
Termination Notice	Section 5.02(d)
Third Party	Section 8.03(a)
Third-Party Claim	Section 8.03(b)
Trade Control Laws	Section 3.20(a)
Trade Secrets	Section 10.17(a)
Trademarks	Section 10.17(a)
Transaction Expense Amount	Section 1.02(a)
Transfer	Section 1.01(a)
Transferable Permits	Section 2.01(a)
Transferee Party	Section 5.11(a)
Transferor Party	Section 5.11(a)
Transferred Assets	Section 2.01
Transferred Contracts	Section 2.01(b)(vi)
Transferred IT Systems Contracts	Section 2.01(b)(v)
Transferred Leases	Section 2.01(b)(iv)
Transition Plan	Section 5.16(a)
Transition Services Agreement	Recitals

WARN	Section 3.10
Willful Breach	Section 7.02

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

THE ADVISORY BOARD COMPANY

By:	/s/ Robert Musslewhite
Name: Robert Musslewhite
Title: Chief Executive Officer

[SIGNATURE PAGE TO STOCK AND ASSET PURCHASE AND SALE AGREEMENT]

AVATAR HOLDCO, LLC

By:	/s/ Michael Fosnaugh
Name: Michael Fosnaugh
Title: President

AVATAR PURCHASER, INC.

By:	/s/ Michael Fosnaugh
Name: Michael Fosnaugh
Title: President

[SIGNATURE PAGE TO STOCK AND ASSET PURCHASE AND SALE AGREEMENT]